Form 20-F
period 2008-12-31
EURASIA ENERGY LTD
filed 2009-06-19
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2008

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from __________ to __________

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report __________

Commission File Number:  000-50608

EURASIA ENERGY LIMITED

(Exact name of Registrant as specified in its charter)

ANGUILLA, BRITISH WEST INDIES

(Jurisdiction of incorporation or organization)

294 Heywood House, Anguilla, B.W.I.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value (Title of Class)	OTC-BB (Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2008:  24,315,035 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

❒ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

❒ Yes  ☑ No

Note:

Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☑ Yes  ❒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

❒ Yes    ❒ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ❒

         Accelerated filer ❒

Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑

International Financial Reporting Standards as issued

Other ❒

by the International Accounting Standards Board ❒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

❒ Item 17 ❒ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

❒ Yes  ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

❒ Yes  ❒ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to “Anguilla” are references to Anguilla, British West Indies.  All references to the “Government” are references to the government of Anguilla, British West Indies.  Unless otherwise noted all references to “common shares”, “shares” or “common stock” are references to the common shares of the Company.  All references to the “Company” or “Eurasia” are references to “Eurasia Energy Limited”.

In this document, all references to “SEC” or “Commission” are reference to the United States Securities and Exchange Commission.  References to “$” are to the currency of the United States of America.

Forward Looking Statements

This Form 20-F includes "forward-looking statements".  A shareholder or prospective shareholder should bear this in mind when assessing the Company’s business.  All statements included in this annual report, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Company’s financial position, are forward-looking statements.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

TABLE OF CONTENTS

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 5

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE 5

Item 3. KEY INFORMATION 5

Item 4. INFORMATION ON THE COMPANY 9

Item 4A. UNRESOLVED STAFF COMMENTS 11

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 11

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 13

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 17

Item 8. FINANCIAL INFORMATION 18

Item 9. THE OFFER AND LISTING 18

Item 10. ADDITIONAL INFORMATION 21

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 21

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 22

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 22

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 22

Item 15. CONTROLS AND PROCEDURES 22

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT 24

Item 16B. CODE OF ETHICS 24

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES 24

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 24

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS 24

Item 17. FINANCIAL STATEMENTS 24

Item 18. FINANCIAL STATEMENTS 25

Item 19. EXHIBITS 25

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

Not applicable

B.

Advisers

Not applicable

C.

Auditors

The auditors for the Company are Peterson Sullivan, LLP, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Company’s December 31, 2008, 2007 and 2006 year ends.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003.  The Company changed its name to Eurasia Energy Limited on November 28, 2005.  The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007.  The Company has selected a December 31 year end.  The Company’s selected historical financial data for the periods from inception on October 20, 2003 to December 31, 2004 (audited), January 1, 2005 to December 31, 2005 (audited), January 1, 2006 to December 31, 2006 (audited), January 1, 2007 to December 31, 2007 (audited) and January 1, 2008 to December 31, 2008 (audited) are set out in the table below.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company for the period from inception on October 20, 2003 (Inception) to December 31, 2004, January 1, 2005 to December 31, 2005, January 1, 2006 to December 31, 2006, January 1, 2007 to December 31, 2007 and January 1, 2008 to December 31, 2008 have been audited by the Company’s current auditor, Peterson Sullivan LLP, independent registered public accountants.  They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from Inception Oct. 20, 2003 to Dec. 31, 2004	Period from Jan. 1, 2005 to Dec. 31, 2005	Period from Jan. 1, 2006 to Dec. 31, 2006	Period from Jan. 1, 2007 to Dec. 31, 2007	Period from Jan. 1, 2008 to Dec. 31, 2008
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total Assets	$202,327	$518,797	$585,030	$647,903	$400,329
Operating Revenue	$251,300	-	-	-	-
Net working capital	$106,010	$197,327	$515,312	$576,758	$194,096
Shareholders’ Equity	$110,224	$201,727	$528,348	$627,683	$229,713
Loss (from operations)	$(18,052)	$(35,965)	$(4,099,012)	$(1,372,674)	$(496,794)
Loss per share (basic and diluted)	$0.00	$0.00	($0.20)	($0.06)	($0.02)
Weighted average number of common shares (basic and diluted)	19,810,200	19,999,481	20,284,313	21,597,327	24,315,051

B.

Capitalization and Indebtedness

Not applicable

C.

Reasons for the Offer and Use of Proceeds

Not applicable

D.

Risk Factors

The following risks relate specifically to the Company’s business and should be considered carefully.  The occurrence of any one or more of the events outlined under this section could have severe consequences on the Company's business, financial condition and results of operations and could result in the cessation of operations or bankruptcy.

Our company is currently the defendant in a significant law suit which seeks $100,000,000 in damages from our company.  If we fail to successfully defend this legal action, our company may become bankrupt and you will lose your entire investment.

In a first instance decision released on December 14, 2007, the Scottish Court of Session (the “Court”) found the Company not liable to Commonwealth Oil & Gas Company Limited (“Commonwealth”) for any loss which may have been suffered by Commonwealth as a result of the Company entering into its memorandum of understanding with the State Oil Company of the Azerbaijan Republic (“SOCAR”) on December 7, 2005 (the “MOU”).  The MOU expired on December 7, 2006.

The Court also concluded that the Company’s C.E.O. and Director, Mr. Nicholas W. Baxter, breached his fiduciary duty to Commonwealth by securing the MOU for the Company at a time when Mr. Baxter was a director of both the Company and Commonwealth.  The Court concluded that Mr. Baxter did not knowingly or dishonestly act in breach of his fiduciary duties to Commonwealth. However, it is the Court’s view that Mr. Baxter should have disclosed the MOU opportunity to Commonwealth and obtained its permission to pursue the MOU opportunity on his own behalf or on behalf of the Company.

An appeal was lodged on behalf of Mr. Baxter, of the Scottish Court of Session decision released December 14, 2007. Commonwealth cross appealed the decision which was rendered in favor of the Company on December 14, 2007.  These appeals were heard by the appellate court of the Scottish Court of Session in early March, 2009 and a decision is expected in June or July 2009.    The cross appeal by Commonwealth could result in a finding of liability against the Company.  Commonwealth is seeking an award of damages of up to $100,000,000.  In the event Mr. Baxter’s appeal is unsuccessful, Commonwealth could obtain damages against Mr. Baxter in his personal capacity.  All of Eurasia’s officers and directors are indemnified by the Company for damages which may be awarded against such officers and directors for work carried out in the course of their duties for the Company. By resolutions passed on June 1, 2008, the Company’s directors accepted an offer from Mr. Baxter to limit the indemnity exposure of the Company to a potential damages award against Mr. Baxter to £5,000,000.

Commonwealth has been seeking damages of US$17.2 million against Mr. Baxter personally and damages in the amount of $100,000,000 against Mr. Baxter and the Company in respect of the alleged breach of fiduciary duty.  A significant damage award against either Mr. Baxter or the Company would result in the Company becoming bankrupt.

We have a limited operating history and a history of losses and expect future losses, and there can be no assurances that we will achieve and sustain profitability, which makes our ability to continue as a going concern questionable and puts your investment at risk.

We have incurred significant net losses and negative cash flow from operations since our inception.  We incurred net losses of $496,794 in fiscal 2008.  We will continue to incur losses in the future and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.  If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether.  The auditors’ report on the December 31, 2008 financial statements contains an explanatory paragraph that states that the Company has suffered losses and negative cash flows from operations that raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will need additional capital to continue to operate our business.  Failure to raise additional equity or debt financing will result in the termination of operations and the loss of your investment.

We have no expectation of revenue in the next 24 months.

As an oil and gas exploration company, we are seeking long term opportunities.  In the relative short term, 24 months, we have no expectation of revenues.  We have focused on defending the legal action against our company in the Scottish Court of Session and, if successful, we will attempt to re-establish negotiations with SOCAR for exploration and development rights to the Block.  Without revenue, we require ongoing capital injections through the sale of our shares.  We cannot be certain that equity financing will be available to us on favorable terms when required or at all.  If we cannot raise funds in a timely manner or on acceptable terms, we may not be able to continue in operation.

If we successfully raise additional funds through the issuance of debt, we will be required to service that debt and are likely to become subject to restrictive covenants and other restrictions contained in the instruments governing that debt, which may limit our operational flexibility.  If we raise additional funds through the issuance of equity securities, then those securities may have rights, preferences or privileges senior to the rights of holders of our common stock, and holders of our common stock will experience dilution.

If our key personnel leave the Company, our Company will cease operations and you will lose your investment.

The future success of our Company depends on certain key members of management.  We are currently dependent on our President and Chief Executive Officer, Nicholas W. Baxter, for our development plans in Azerbaijan.  Mr. Baxter has extensive operating experience and contacts in Azerbaijan and his departure would result in our company ceasing to operate as an oil and gas exploration company.

Tax Risks – Our Company may continue to be taxed as a U.S. corporation disentitling us to any tax advantages in Anguilla

Our Company converted from Nevada to Anguilla, B.W.I. on December 31, 2007.  Our company is now taxed as an Anguilla corporation.  The American Jobs Creation Act of 2004 includes provisions the effect of which is to treat certain corporations that undergo “inversion transactions” as United States corporations.  As a result, future income would be subject to United States income tax.  There is a risk that the Internal Revenue Service would interpret the rules so as to treat our company as a United States corporation.  Our Company would be disentitled to tax advantages in Anguilla and any future earnings would be reduced accordingly.

Our plan of operations is focused on securing one project.  Failure to secure this project will cause the price of our shares to drop.

Our entire plan of operations is focused on securing an exploration, rehabilitation, development and production sharing agreement with the State Oil Company of the Azerbaijan Republic.  At this time, our MOU with SOCAR has expired and our company’s future operations are threatened by legal action.  In the event that we are unable to re-institute negotiations for this contract, our company will be without a defined plan of operation and management will have to reconsider the alternatives.  Our failure to secure the ERDPSA would not result in the failure of our company however, it may result in a significant sell-off of our shares causing the price of our stock to drop.

Our plan of operation may be considered politically risky due to its focus on the Republic of Azerbaijan.

Areas of the former Soviet Union such as Azerbaijan, Kazakhstan and Turkmenistan are not necessarily well understood by Western capital market investors.  These Republics have only recently re-established their independence and are developing their political, social and economic infrastructures.  Accordingly, our focus on Azerbaijan may be seen by some to be politically risky which may create uncertainty with respect to investments in our shares.  Economic or political instability in any country in the former Soviet Union could result in a lack of confidence in our plan of operation, sales of our shares and a corresponding drop in the price of our shares.

Our shares are considered Penny Stock and are subject to the Penny Stock rules, which may adversely affect your ability to sell your shares

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  Our shares are deemed to be Penny Stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.

A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

Substantial sales of our common stock could cause our stock price to fall.

Our shares are thinly traded.  If our stockholders sell substantial amounts of our common stock, the market price of our common stock will decline and there may be few buyers for your shares.

We have not declared dividends and may never declare dividends, which may affect the value of your shares

We have never declared or paid dividends on our common stock and do not expect to pay any dividends in the near future.

Item 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003.  The Company changed its name to Eurasia Energy Limited on November 28, 2005.  The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007.  The telephone number of our office in Anguilla is (264) 461-6468.

Since its incorporation, the Company has not undergone any material reclassification, merger or consolidation, and has no subsidiaries.  The Company has not completed any acquisitions or dispositions of material assets.  It has not undergone a material change in the types of products or services it renders.  The Company has not been the subject of any bankruptcy, receivership or similar proceedings.

The Company has not made any principal capital expenditures or divestitures.  The Company has not received nor made any public takeover offers.

B.

Business Overview

We are engaged in oil and gas exploration.  We entered into a memorandum of understanding (“MOU”) with the State Oil Company of the Azerbaijan Republic (“SOCAR”) which granted our company the exclusive right to negotiate an Exploration, Rehabilitation, Development and Production Sharing Agreement (“ERDPSA”) for a 600 square kilometer oil and gas block (the “Block”) in the Republic of Azerbaijan.  The effective date of the original MOU was December 7, 2005.  This MOU expired on December 7, 2006.  In the event that we successfully defend the lawsuit against our company relating to the Block (See Legal Proceedings and Risk Factors), management may seek to re-establish negotiations with SOCAR.  The Block includes the producing Alyat-Deniz oil and gas field and seven additional exploration structures namely, the Hamamdag-Deniz, Garasu, Sangi-Mugan, Ulfat, Aran-Deniz, Dashly and Sabayil structures.  The Block is located in the shallow coastal waters of the Azerbaijan sector of the Caspian Sea approximately 70 kilometers south of the Azerbaijan capital of Baku.

During the quarter ended September 30, 2006, we completed all field work necessary to conclude the development plan for our Block.  This field work comprised two visits to the Azerbaijan capital of Baku in September, 2006 by management of Eurasia and Eurasia’s consultants, TRACS International Consultancy Ltd. (“TRACS”) and Genesis Oil and Gas Consultants Ltd. (“Genesis”).  During the first site visit, management and TRACS met with SOCAR’s head office personnel, and the geologists and petroleum engineers working for (a) SOCAR’s offshore exploration unit responsible for the Block and (b) SOCAR’s offshore field development, production and maintenance unit responsible for the Alyat producing field and the non-producing Garasu field.  Discussions focused on the analysis of data and information supplied by SOCAR to date and identified further information and data regarding geology, structure of the fields, exploration targets and drilling and production history of wells drilled to date.  There were also initial discussions regarding the current and historic costs of developing and operating the producing fields on the Block as the basis for future economic estimates and negotiations for the ERDPSA.

The second site visit to Baku occurred at the end of September, 2006.  Management and TRACS were accompanied by a specialist facilities engineer from Genesis.  The main purpose of this visit was to inspect the offshore platforms and oil and gas producing facilities in the Alyat field, and SOCAR’s on-shore oil and gas terminal serving the field.  SOCAR provided Eurasia’s team with a supply vessel and crew for the trip to the offshore Alyat field.  The team had the opportunity to inspect various oil and gas producing platforms, gas injection, treatment separation and distribution facilities as well as the recently completed well number 87 and the recently spudded well number 88.  The Eurasia team also visited a SOCAR oil and gas terminal which receives, treats, stores and delivers oil and gas from a number of SOCAR offshore and onshore fields.  The team inspected the terminal’s complete installation from the landfall of the pipelines coming from the Alyat field to the oil and gas export delivery points.  This inspection included oil separation and treatment plants and storage tanks.

In November, 2006, management met with SOCAR officials in Baku and notified SOCAR in writing that the Company had completed its development plan and was ready to enter into negotiations for the main principals of the ERDPSA.  Management was informed by SOCAR officials that the lawsuit brought by Commonwealth fully described in “Risk Factors” on page 6 of this Form 20-F, materially prejudiced our Company’s opportunity to either extend the MOU or to enter into negotiations for the main principals of an ERDPSA.  Despite having completed our development plan in 2006 and being ready, willing and able to commence negotiations on the main principals of the ERDPSA before the MOU expired, SOCAR declined to negotiate with our Company and the current MOU expired on December 7, 2006.

The lawsuit brought by Commonwealth against our Company (see “Risk Factors” on page 6) has resulted in a temporary suspension of our Plan of Operation.  Our chances of successfully re-establishing negotiations with SOCAR are completely uncertain.  In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000.  These proceeds have been sufficient to fund the defense of the lawsuit and appeal against our company.  These proceeds should also be sufficient to pay our general and administrative expenses through 2010.

We will continue to conserve our cash reserves through 2009.  The principal focus of management has been the defense of the lawsuit brought by Commonwealth.  The appeal of this matter concluded in March, 2009.  It will be a number of months before a final decision is issued by the Appeal Division of the Scottish Court of Session.

Our company’s entry into the MOU with SOCAR and change of business did not result in the issuance of any equity or debt securities by our company.  The transaction did not constitute a reverse takeover or “back door listing”.

We do not expect any changes in the number of our employees over the next 12 months.  We will not be purchasing any plant or significant equipment over the next 24 months.  We have sufficient funds on hand for operations through 2010.  Our current management team will satisfy our requirements for the next 24 months.  Our President and C.E.O., Mr. Nicholas W. Baxter, works full time on our company's affairs.  Our C.F.O., Mr. Graham Crabtree, spends approximately 20 hours per month on our company's affairs.

References in this prospectus/information statement to “the Company,” “we,” “us,” and “our” refer to Eurasia.

Our executive offices are located at 294 Heywood House, Anguilla, British West Indies.  Our telephone number is (264) 461-6468.

C.

Organizational Structure

The Company is not part of a corporate group.  The Company has no subsidiaries and no corporate controlling shareholder.

D.

Property, Plants and Equipment

The Company has no material tangible fixed assets at this time.

Item 4A.

UNRESOLVED STAFF COMMENTS

Not applicable

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is management’s explanation of factors that have affected the Company’s financial condition and results of operations for the historical periods covered by the financial statements, and management’s assessment of factors and trends which are anticipated to have material effect on the Company’s financial condition and results of operations in future periods.

A.

Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2008 and 2007 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States generally accepted accounting principles.

All statements other than statements of historical facts included in this Report and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under "Risk Factors."  All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

	For the Years Ended December 31
	2008	2007
REVENUE:	-	-
Sales	-	-
Gross Profit:	-	-
EXPENSES:
Litigation General & Administration fees Travel Consulting Director/Management Fees	$17,092 $204,424 $65,910 $40,185 $177,083	$578,056 656,766 100,782 57,146 -
Income/(loss) before other items:	$(504,694)	$(1,392,750)
Other Items:
Interest income	$7,900	$20,076
Net income/loss for the period:	$(496,794)	$(1,372,674)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Our Company had no revenues in the fiscal year ended December 31, 2008 or the fiscal year ended December 31, 2007.  As an oil and gas exploration stage company, we do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2008 were $504,694, compared to $1,392,750 for the year ended December 31, 2007.  The decrease in operating expenses for the year ended December 31, 2008 was primarily due to the decrease in litigation expenses relating to the defense of the law suit brought against our company by Commonwealth Oil & Gas Company Limited.

The Company’s general and administrative expenses for the year ended December 31, 2008 were $115,583 compared to $165,184 for the year ended December 31, 2007.  This modest decrease in general and administrative expenses of $49,601 for the year ended December 31, 2008 was primarily due to reduced operational costs in Baku, Azerbaijan as management of the Company remained unable to generate positive progress on the Company’s ERDPSA.

The Company’s directors’ and management fees for the year ended December 31, 2008 were $177,083 compared to $0 for the year ended December 31, 2007.  This increase in directors’ and officers’ fees for the year ended December 31, 2008 was primarily due to the establishment of executive compensation for the Company’s C.E.O. and C.F.O. and FSU Business Manager.  Our officers and managers accrued management fees of $163,333 for only four months of the fiscal year in which they were actively engaged in managing the Company’s affairs.

The Company’s litigation expenses for the year ended December 31, 2008 were $17,092 compared to $578,056 for the year ended December 31, 2007.  The decrease in litigation expenses of $560,964 was primarily due to the winding up of the initial trial action between the Company, its C.E.O, Mr. Nicholas Baxter, and Commonwealth Oil & Gas Company Limited.  In the event the Company is successful in defending the appeal brought against it by Commonwealth Oil & Gas Company Limited in March, 2009, the Company expects to be reimbursed a portion of the legal fees which it has incurred to date.

Net Loss

The Company’s net loss for the year ended December 31, 2008 was $496,794 compared to $1,372,674 for the year ended December 31, 2007.

B.

Liquidity and Capital Resources

As at December 31, 2008, the Company had cash and cash equivalents in the amount of $352,731.

The Company estimates its operating costs for the next 12 months will include $50,000 for travel in and out of Azerbaijan and $50,000 for office, administrative and business development.  There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain additional funding will result in delay or indefinite postponement of our oil and gas development and exploration activities.  Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

To date, all funding for the Company’s business and ongoing operations has come from common share issuances.  The Company is facing difficult equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of the legal challenges which it faces.  These conditions make it extremely difficult for the Company to access additional equity or debt financing.  Accordingly, the Company is preserving its current cash reserves, its officers and FSU manager have waived and accrued salary entitlements and the Company has re-priced incentive stock options to its officers and directors at $0.10 per share to encourage financing from this source.

It is the Company’s opinion that it has sufficient working capital to meet its requirements for the next 12 months.  The Company’s executive officers and FSU Manager were granted salaries in 2008 at competitive market levels.  The Company’s officers and manager voluntarily agreed to accrue their salaries only for a four month period in 2008 while they were actively engaged in pursuing the Company’s business opportunities in Azerbaijan.  The Company’s officers and manager took no cash compensation from the Company in 2008.  The Company’s executive officers and manager have indicated that they will continue waive their salary entitlement or to accrue salary in appropriate circumstances in 2009 but will not draw on the Company’s cash reserves to pay their compensation.

As of the date of this Form 20-F, the Company has 24,315,035 issued and outstanding common shares.

C.

Research and Development, Patents and Licenses, Etc.

The Company has not developed a research and development policy.  The Company holds no patents or licenses including technology licenses.

D.

Trend Information

The Company is not yet generating revenue from sales.  The Company is in its exploration stage and has not established oil and gas production, sales or inventory trends.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Company currently has no contractual obligations in the nature of long term debt obligations, capital finance lease obligations, operating lease obligations or purchase obligations.

G.

Safe Harbor

Not applicable.

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Age	Position	Other Reporting Companies In Canada or the United States
			Company	Position
Nicholas W. Baxter	55	President, Chief Executive Officer and Director	Nil	N/A
Gerald R. Tuskey	49	Director	Opal Energy Corp. CellStop Systems Inc.	Director Director
Roger Thomas	64	Director	Nil	Nil
Graham Crabtree	58	Chief Financial Officer	Nil	N/A

The following sets out the principal occupations and related experience for the directors and senior officers of the Company over the past five years.  None of the Company’s officers or directors are related by blood or marriage.  There is no arrangement or understanding among major shareholders, customers or suppliers of the Company pursuant to which any officer or director of our company was selected to that position.

Nicholas W. Baxter has served as a Director of our company since March 31, 2005.  Mr. Baxter has served as our President and Chief Executive Officer since November 28, 2005.  Mr. Baxter has a 20 year career in international resource exploration and development.  Originally trained as a geophysicist, Mr. Baxter received a Bachelor of Science (Honors) from the University of Liverpool in 1975.  Mr. Baxter has worked on geophysical survey and exploration projects in the U.K., Europe, Africa and the Middle East.

From 1981 to 1985, Mr. Baxter worked for Resource Technology plc, a geophysical equipment sales/services company.  Resource Technology plc went public on the USM in London in 1983 and graduated to the London Stock Exchange in 1984.  Mr. Baxter left Resource Technology plc and established his own company in 1985 as a co-founder of Addison & Baxter Limited.  Addison & Baxter Limited was a private geophysical/geological sales and services company which was acquired by A&B Geoscience Corporation in 1992.  Mr. Baxter was Chief Operating Officer and a director of A&B Geoscience Corporation (now Arawak Energy Corporation) from 1992 to 2002.  During this period, A&B Geoscience Corporation negotiated and managed the first seismic survey in the Caspian Sea by a western contractor.  Additionally, A&B Geoscience Corporation, under Mr. Baxter’s guidance, secured the first onshore production sharing agreement in Azerbaijan in 1998.  A&B Geoscience Corporation became controlled by a private Swiss oil trading firm in 2002.  Mr. Baxter worked as an independent upstream oil and gas consultant from 2002 to 2004 before joining our company.

Gerald R. Tuskey has served as our Director since October 20, 2003.  Mr. Tuskey also served as our Chief Financial Officer from October 20, 2003 to August 31, 2008.  For the past 16 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia.  Before establishing his own independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver.  Mr. Tuskey has 22 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients.  Mr. Tuskey is a former director and corporate secretary of Arawak Energy Corporation (formerly A&B Geoscience Corporation) which is a publicly listed oil and gas exploration and development company.  Mr. Tuskey was a director of Arawak Energy Corporation from 1993 to 2001.  Mr. Tuskey takes primary responsibility for our company's capital structuring, financing activities and corporate and regulatory filings and compliance.

Roger Thomas has served as our director since March 24, 2006.  Roger Thomas was born in Cardiff in 1945.  He was educated in Wales and at The Leys School, Cambridge.  In 1968, after four years study at the School of Oriental and African Studies (SOAS) of London University, he obtained an Honours Degree in Turkish.

Mr. Thomas joined the Foreign Office in 1968 and first spent three years in London dealing with international maritime law and continental shelf delimitation of all British territories overseas.  In 1971, was posted to the Chancery (the political section) at the British Embassy in Cairo where he dealt with internal and economic affairs of Egypt (and the Yom Kippur War of October 1973).  Between 1974 and 1978 he served at the British Mission to the EC in Brussels and was spokesman for environmental legislation (mainly concerning permissible levels of industrial discharges to air and water).  There followed a three-year term in Turkey as HM Consul, a politically sensitive post after the Timothy Davy case and Midnight Express.

In 1982 Mr. Thomas was posted back to London where he served in the legal affairs division of European Communities Department with responsibility for parliamentary scrutiny of EC legislation.  In 1986 he started an eight year period of living in Germany, first as Commercial Consul in Frankfurt and later as Consul-General in Stuttgart.  This brought him many years of contact with the banking sector (Deutsche, Dresdner and Commerz Banks in particular) and with German industry (Bosch, Daimler, Porsche, etc).

In 1993 Mr. Thomas returned to the Foreign Office in London where he headed a team of analysts on Iraqi WMD.  He was in charge of all British personnel taking part in UNSCOM weapons inspections in Iraq.

From August 1997 to October 2000, Mr. Thomas served as British Ambassador at Baku, Azerbaijan.  The politics of the Caucasus, good government/human rights, and issues relating to oil and pipelines were the most pressing matters of the time.  He was awarded the CMG (Companion of the order of St Michael and St George) in 2000.  After leaving Baku, he was seconded to the Digital Business Division of BP for six months.

Mr. Thomas’s final diplomatic post was as Consul-General in San Francisco where he was custodian of British commercial interests in California, Nevada, Oregon, Washington, Idaho, Montana and Alaska.  This appointment ended in August, 2003.  Mr. Thomas retired from the Diplomatic Service in 2003 and now lives in London where he works as a consultant.  He is a senior analyst with MEC, a London based company dealing in world energy and Middle East political affairs, where he specializes on the situation in the Caucasus and Caspian region.  He is also a partner in Cley Energy Consultants which focused on the future management of Iraq’s oil reserves until it became too dangerous to continue.  These positions are in addition to his directorship of Eurasia Energy Limited.  He speaks German, French, Turkish and Azerbaijani.

Graham Crabtree has served as Chief Financial Officer since September 1, 2008.  Mr. Crabtree received an HND in Business Studies from Liverpool Polytechnic (now Liverpool John Moores University) and became a Fellow of the Association of Chartered and Certified Accountants (FCCA) after studying at Manchester Polytechnic (now Manchester Metropolitan University).  Mr. Crabtree operates an Anguilla based accounting and tax consultancy business serving clients in the nearby islands of the Netherlands, Antilles.  Mr. Crabtree has been involved in the financial service industry since the early 1990’s being a founding member of the Anguilla Financial Services Association of which he is a former President, Secretary, Ethics Chairman and current Treasurer.  Mr. Crabtree is also the Treasurer of the Anguilla Branch of the Society of Trust and Estate Practitioners.  In 1999, Mr. Crabtree resigned his membership from the Association of Chartered and Certified Accountants as a member in good standing.  Mr. Crabtree continues to maintain a keen interest in developments in the world of accounting and finance.  Mr. Crabtree has a wide range of experience in the financial services industry and has served as an officer and director of both private and publicly traded companies

B.

Compensation

There are presently two Executive Officers of the Company, President and Chief Executive Officer, Mr. Nicholas W. Baxter and Chief Financial Officer, Mr. Graham Crabtree.  “Executive Officer” means the President, any Vice-President in charge of a principal business unit such as sales, finance or production and any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the Chairman and any Vice-Chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company’s most recently completed financial years to the Company’s Executive Officers:

Name and Principal Position	Year	Annual Compensation			Long-term
		Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2008 2007 2006	$83,333 (1) $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 500,000 500,000	$0 $0 $0
Gerald R. Tuskey, Director and Former C.F.O.	2008 2007 2006	$60,000 (1) $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 500,000 500,000	$0 $0 $0

Name and Principal Position	Year	Annual Compensation			Long-term
		Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Roger Thomas, Director	2008 2007 2006	$13,750 $10,000 $7,500	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 350,000 150,000	$0 $0 $0
Graham Crabtree C.F.O.	2008	$0 (1)	$0	$0	$0	0	$0

(1)

On June 1, 2008, the Company’s directors approved annual salaries of $250,000 for the Company’s President and C.E.O. and $180,000 for the Company’s C.F.O.  The implementation of the salaries was made effective April 1, 2008.  The Company’s President, Mr. Nicholas Baxter, former C.F.O, Mr. Gerald Tuskey and FSU Manager, Misha Khait, voluntarily elected to draw the approved salaries only in months in which they spent a substantial amount of time involved in the Company’s affairs.  In the fiscal year ended December 31, 2008, Messrs. Baxter, Tuskey and Khait accrued salaries for the months of April-July.  These salaries were accrued and not actually paid in order to preserve the Company’s working capital.  It is anticipated that salaries which are accrued for the Company’s executive officers will be converted to shares of the Company at some future date.  As of September 1, 2008, Mr. Tuskey was replaced as the Company’s C.F.O. by Mr. Graham Crabtree.  Mr. Crabtree volunteered not to draw a salary during the last four months of fiscal 2008.

Options and Stock Appreciate Rights (SARs)

The Company did not grant any stock options during the year ended December 31, 2008.

Compensation of Directors

The Company has one independent director, Mr. Roger Thomas.  We define an “independent director” as one who does not serve as an officer or consultant or in any other capacity with our Company.  Mr. Thomas receives director’s fees in the amount of $3,750 on a quarterly basis.

The Company has no other arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company has no LTIP awards authorized or issued.

C.

Board Practices

The board of directors of the Company is currently comprised of Nicholas W. Baxter, Gerald R. Tuskey and Roger Thomas.  Each director of the Company is elected and holds office until his successor takes office or until his earlier death, resignation or removal.  The board of directors currently has established no committees other than the audit committee.  The members of the Company’s audit committee are Nicholas Baxter, Gerald R. Tuskey and Roger Thomas.  There are no directors’ service contracts with the Company providing for benefits upon termination of employment.

D.

Employees

As of December 31, 2008, the Company had no employees.

E.

Share Ownership

The following table lists as of December 31, 2008, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights.  The Company has no incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	1,073,364	4.41%
Gerald R. Tuskey	1,000,000	4.11%
Roger Thomas	Nil	0%
Graham Crabtree	1,750,000	7.2%

(1)

The percentage ownership positions are based on 24,315,035 shares outstanding as of December 31, 2008.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.  As of December 31, 2008, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Birkdale Commercial Corporation 9th Floor, Scotia Plaza Building 51st Street and Frederico Boyd Avenue P.O. Box 0834-02262 Panama City, Panama	1,879,953	7.73%
Graham Crabtree 294 Heywood House Anguilla, B.W.I.	1,750,000	7.2%
Lynwood S. Bell 3000 The Technology Campus P.O. Box 213, Anguilla, B.W.I. TV1 02P	1,700,000	6.99%
Britcliffe Financial Group Inc. 9th Floor, Scotia Plaza Building 51st Street and Frederico Boyd Avenue P.O. Box 0834-02262 Panama City, Panama	1,879,953	7.73%

As of May 29, 2009, the Company had approximately 752 shareholders of record holding 24,315,035 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company.  The Company is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Company.

B.

Related Party Transactions

During the year ended December 31, 2008, the Company entered into the following related party transactions:

(a)

Corporate and administrative service charges of $9,972 to a law firm of which a director of the Company is the owner;

(b)

Director fees of $13,750 to a director of the Company; and

(c)

Accrual of management fees of $143,333 to two executive officers of the Company.

C.

Interests of Experts and Counsel

Not applicable

Item 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 17:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2008

Auditors’ Report of Peterson Sullivan LLP dated June 10, 2009

Balance Sheets as of December 31, 2008 and 2007

Statements of Operations for the years ended December 31, 2008 and 2007, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2008

Statement of Stockholders’ Equity for the years ended December 31, 2008 and 2007 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2008

Statements of Cash Flows for the years ended December 31, 2008 and 2007 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2008

Notes to the Financial Statements

B.

Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2008, there have been no significant changes in the Company’s operations.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Our common shares were quoted for trading on the OTC Bulletin Board on December 2, 2004 under the symbol "PALV".  Effective on January 12, 2006, the Company changed its name to “Eurasia Energy Limited” and changed its ticker symbol to “EUEN”.  The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007.  Effective on January 22, 2008, the Company’s shares began trading on the OTC-BB under the modified symbol “EUENF” which denotes Eurasia is now a foreign issuer.  The following quotations obtained from Stockwatch and/or Quotemedia reflect the highs and low bids for our common stock based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)

Five most recent full financial years (January 1, 2004 to December 31, 2008) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board(1)
Year Ended:	High (Bid)	Low (Ask)
December 31, 2008	$0.20	$0.035
December 31, 2007	$0.60	$0.13
December 31, 2006	$3.70	$0.30
December 31, 2005	$1.25	$0.40
December 31, 2004 (1)	$0.70	$0.15

(1)

The Company was quoted on the OTC BB on December 2, 2004.

(b)

Two most recent full financial years and subsequent period (January 1, 2007 to May 31, 2009) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board(1)
Quarter Ended:	High (Bid)	Low (Ask)
April 1, 2009 to May 31, 2009	$0.08	$0.02
March 31, 2009	$0.15	$0.04
December 31, 2008	$0.13	$0.035
September 30, 2008	$0.20	$0.08
June 30, 2008	$0.165	$0.05
March 31, 2008	$0.16	$0.07
December 31, 2007	$0.40	$0.13
September 30, 2007	$0.60	$0.23
June 30, 2007	$0.55	$0.15
March 31, 2007	$0.40	$0.15

(c)

Recent six months (December, 2008 to May, 2009) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
May, 2009	$0.05	$0.02
April, 2009	$0.08	$0.043
March, 2009	$0.15	$0.052
February, 2009	$0.052	$0.043
January, 2009	$0.10	$0.04
December, 2008	$0.10	$0.035

Our common shares are issued in registered form.  Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone:  775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares.  On June 23, 2009, there were approximately 752 shareholders of our common shares and 24,315,035 shares outstanding.

B.

Plan of Distribution

Not applicable.

C.

Markets

The common shares of the Company are quoted on FINRA’s Over the Counter Bulletin Board under the symbol “EUENF”.

The Company’s common stock is subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

Nevada Agency & Transfer Company, located at Suite 880, 50 West Liberty Street, Reno, Nevada  89501, is the registrar and transfer agent for the Company’s common shares.

D.

Selling Shareholders

Not applicable

E.

Dilution

Not applicable

F.

Expenses of the Issue

Not applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

The Company has an authorized share capital of 100,000,000 common shares with a par value of $0.001 per share.  The Company currently has 24,315,035 common shares issued and outstanding as fully paid and non assessable.  The Company did not issue any common shares during the fiscal year ended December 31, 2008.

The Company currently has 3,950,000 incentive stock options outstanding to directors, officers, managers and consultants of the Company at $0.10 per share.  During 2007, the Company issued 4,000,000 units at a price of $0.25 per unit.  These units were comprised on one common share and one warrant exercisable at $0.25 until August 1, 2009.  No options or warrants have been exercised to date.

B.

Memorandum and Articles of Association

Previously filed with the Securities and Exchange Commission on the Company’s Form S-4 Registration Statement filed on July 23, 2007.

C.

Material Contracts

The Company has not yet entered into any material contracts.

D.

Exchange Controls

There are no foreign exchange controls in B.W.I. and funds can be moved easily.  There is no restriction in this regard.

E.

Taxation

International Business Companies established in Anguilla, B.W.I. are exempt from the payment of Income Tax and Stamp Duty.

F.

Dividends and Paying Agents

Not applicable

G.

Statement by Experts

Not applicable

H.

Documents on Display

The documents concerning the Company which are referred to in this Form 20-F are either annexed hereto as exhibits (see Item 19) or may be inspected at the principal offices of the Company.

I.

Subsidiary Information

The Company has no subsidiaries.

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our company does not engage in market activities or invest in financial instruments which give rise to market risk for the Company’s financial resources.  Our current assets are maintained in cash in U.S. dollars.  Unallocated excess working capital has from time to time been invested in short term guaranteed investment certificates.

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not applicable.

B.

Warrants and Rights

Not applicable.

C.

Other Securities

Not applicable.

D.

American Depository Shares

Not applicable.

PART II

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.

CONTROLS AND PROCEDURES

(a)

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2008, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer.  Based upon that evaluation, our president and chief executive officer concluded that our disclosure controls and procedures were not effective as of December 31, 2008 because we identified material weaknesses in our internal control over financial reporting as described below.  There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2008 to September 1, 2008, our Company’s financial resources were managed directly by our C.F.O. in Vancouver, British Columbia.  Our C.F.O. was the only signatory on our one account.  All of our financial transactions were initiated by our C.F.O., were entered and checked by his executive assistant and were reviewed by our C.F.O. on a monthly basis.  Our Company is currently transitioning the management of our financial resources to the Company’s new C.F.O., Graham Crabtree in Anguilla, B.W.I.  On completion of this transition process, signatures will be required from any two of the Company’s C.E.O., C.F.O. or a designated director for the withdrawal of all cash items from the Company’s accounts.

Our Company is relatively inactive and processes a small number of checks and other financial transactions each month.  Despite the fact that all financial transactions are personally reviewed by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our C.F.O.’s activities.  For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis.  The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our internal control over financial reporting until at least the completion of our 2009 fiscal year end on December 31, 2009.

Our company maintains a board of directors consisting of only three members.  This small board of directors is inadequate for providing independent oversight of our management team and does not allow us to staff important board of director committees such as an independent audit committee.  Given that our company is facing material litigation, it is unlikely that we will be able to attract additional qualified members for our board of directors until the litigation is settled or otherwise resolved.  This is a material weakness in our internal control over financial reporting.  Additionally, to date, we do not have a designated financial expert and we do not have an established whistleblower program.  These are also material weaknesses in our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(b)

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2008.  Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).  Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2008 because the following material weakness in internal control over financial reporting existed as of December 31, 2008:

-

Our Company is managed by a small number of individuals working out of offices in Aberdeenshire, Scotland, Vancouver, British Columbia and Anguilla, B.W.I.  We do not employ enough independent employees or members of management to provide third party oversight in review of our financial transactions on an ongoing basis.  Our C.F.O. is solely responsible for initiating, reviewing and recording of financial transactions.

Electronic and physical records of all of our Company’s financial transactions are maintained by our Vancouver office but they are not subject to third party review.

-

Our Company’s board of directors consists of three members.  Two of the members of our board of directors are also members of management.  There is inadequate independent oversight of our management team and no staffing of important board of director committee such as our audit committee.  We lack a designated financial expert and a whistleblower program.

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert serving on its audit committee.  Each of the Company’s directors serving on the audit committee is financially literate and is able to professionally discharge the duties incumbent upon audit committee members.  However, none of the audit committee members are “financial experts”.  At such time as the Company may secure the project which it is pursuing in Azerbaijan and is able to raise the significant funds necessary to exploit the opportunity, the Company will make a concerted effort to identify and appoint a financial expert to its audit committee.

Item 16B.

CODE OF ETHICS

On January 1, 2007, the Board of Directors of the Company (the “Board”) adopted a new Code of Business Conduct and Ethics (the “Code”), which applies to the Company’s directors, officers and employees.  The Code was adopted to further strengthen the Company’s internal compliance program.  The Code addresses among other things, honesty and integrity, fair dealing, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and administration of the code.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17.

FINANCIAL STATEMENTS

The Company’s financial statements have been prepared on the basis of US GAAP.  Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F.

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2008

Auditors’ Report of Peterson Sullivan LLP dated June 10, 2009

Balance Sheets as of December 31, 2008 and 2007

Statements of Operations for the years ended December 31, 2008 and 2007, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2008

Statement of Stockholders’ Equity for the years ended December 31, 2008 and 2007 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2008

Statements of Cash Flows for the years ended December 31, 2008 and 2007 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2008

Notes to the Financial Statements

Item 18.

FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

2.1

Plan of Conversion dated November 1, 2006, as filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

3.1

Articles of Incorporation and amendments thereto, as filed with the Registrant’s Form 10-SB on February 27, 2004, incorporated herein by reference.

3.2

Bylaws as filed with the Registrant’s Form 10-SB on February 27, 2004, incorporated herein by reference.

3.3

Certificate of Amendment to Articles of Incorporation filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

3.4

Articles of Continuance filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

3.5

Bylaws filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

4.1

Dissent and Appraisal Rights of the Nevada Revised Statutes filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

4.2

Form of Dissenter’s Appraisal Notice filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

14.1

Code of Ethics filed with the Registrant’s Form 10-KSB on March 30, 2007, incorporated herein by reference.

31.1

Section 302 Certification of CEO

31.2

Section 302 Certification of CFO

32.1

Section 906 Certification of CEO

32.2

Section 906 Certification of CFO

99.1

Consent of Peterson Sullivan, LLP

99.2

Form S-4 Registration Statement filed on July 23, 2007, incorporated herein by reference.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EURASIA ENERGY LIMITED

Dated:

June 17, 2009

Per:

/s/Nicholas W. Baxter

Nicholas W. Baxter,

President and Chief Executive Officer

Per:

/s/Graham Crabtree

Graham Crabtree,

Chief Financial Officer

EURASIA ENERGY LIMITED

(An exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

December 31, 2008

Index

Balance Sheets

Statements of Operations

Statements of Stockholders’ Equity

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Eurasia Energy Limited

Aberdeenshire, U.K. Scotland

We have audited the accompanying balance sheets of Eurasia Energy Limited (an exploration stage company) as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurasia Energy Limited (an exploration stage company) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2008, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has limited operations and has sustained operating losses resulting in an accumulated deficit at December 31, 2008.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plan regarding those matters is also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

June 10, 2009

EURASIA ENERGY LIMITED
(an exploration stage company)

BALANCE SHEETS
December 31, 2008 and 2007

(Expressed in U.S. Dollars)	2008	2007

ASSETS
Current assets
Cash and cash equivalents (Note 4)	$352,731	$566,695
Interest receivable (Note 4)	29	723
Prepaid expenses	11,952	29,560
Total current assets	364,712	596,978

Fixed assets, net (Note 5)	35,617	50,925

Total assets	$400,329	$647,903

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses	$22,606	$9,965
Accounts payable and accrued expenses - related party (Note 7)	148,010	10,255
Total current liabilities	170,616	20,220

Commitments and contingencies (Note 9)

Common stock, par value $0.001, authorized 100,000,000
shares; issued and outstanding 24,315,035 shares (2007: 24,315,135)	24,315	24,315
Additional paid-in capital	6,196,542	6,097,718
Accumulated deficit	(9,066)	(9,066)
Deficit accumulated during the exploration stage	(5,982,078)	(5,485,284)

Total stockholders' equity	229,713	627,683

Total liabilities and stockholders' equity	$400,329	$647,903

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF OPERATIONS
For the years ended December 31, 2008 and 2007, and for the Period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2008

			Cumulative
			During the
			Exploration
(Expressed in U.S. Dollars)	2008	2007	Stage

Revenue	$-	$-	$-

Expenses
Consulting	40,185	57,146	269,082
Data acquisition cost	-	-	19,300
Director and management fees - related party (Note 7)	157,083	-	174,583
General and administrative	115,583	165,184	426,236
General and administrative - related party (Note 7)	9,972	19,573	54,398
General and administrative - stock-based compensation (Note 6)	98,869	472,009	4,246,511
Litigation expenses	17,092	578,056	595,148
Travel	65,910	100,782	249,696
	504,694	1,392,750	6,034,954

Operating Loss	(504,694)	(1,392,750)	(6,034,954)

Other income and expenses
Interest income	7,900	20,076	52,876

Net loss	$(496,794)	$(1,372,674)	$(5,982,078)

Net loss per common share
(basic and fully diluted)	$(0.02)	$(0.06)

Weighted average number of common
shares outstanding	24,315,051	21,597,327

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2008 and 2007, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2008

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional	Accumulated	Exploration	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Stage	Equity

Balance, November 28, 2005	20,065,135	$ 20,065	$ 204,326	$ (9,066)	$ -	$ 215,325

Net loss				-	(13,598)	(13,598)

Balance, December 31, 2005	20,065,135	20,065	204,326	(9,066)	(13,598)	201,727

Issuance of common stock and warrants, February 2006	250,000	250	749,750	-	-	750,000

Stock-based compensation expense	-	-	3,675,633	-	-	3,675,633

Net loss	-	-	-	-	(4,099,012)	(4,099,012)

Balance, December 31, 2006	20,315,135	20,315	4,629,709	(9,066)	(4,112,610)	528,348

Common stock issued for cash, August 2007	4,000,000	4,000	596,000	-	-	600,000

Warrants issued with common stock	-	-	400,000	-	-	400,000

Stock-based compensation expense	-	-	472,009	-	-	472,009

Net loss	-	-	-	-	(1,372,674)	(1,372,674)

Balance, December 31, 2007	24,315,135	24,315	6,097,718	(9,066)	(5,485,284)	627,683

Cancellation of shares by exercise of dissent rights	(100)	-	(45)	-	-	(45)

Stock-based compensation expense	-	-	98,869	-	-	98,869

Net loss	-	-	-	-	(496,794)	(496,794)

Balance, December 31, 2008	24,315,035	$ 24,315	$ 6,196,542	$ (9,066)	$ (5,982,078)	$ 229,713

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2008

			Cumulative
			During the
			Exploration
(Expressed in U.S. Dollars)	2008	2007	Stage

Cash flows from (used in) operating activities
Net Loss	$(496,794)	$(1,372,674)	$(5,982,078)
Adjustments to reconcile net loss to
net cash flows from operating activities
General and administrative - stock-based compensation	98,869	472,009	4,246,511
Depreciation	15,308	15,308	40,923
Change in operating assets and liabilities
Accounts receivable, related party	-	-	5,000
Interest receivable	694	28	(29)
Prepaid expenses	17,608	(26,826)	(11,952)
Accounts payable and accrued expenses	12,641	(9,357)	22,006
Accounts payable and accrued expenses - related party	137,755	(27,105)	148,010
Net cash used in operating activities	(213,919)	(948,617)	(1,531,609)

Cash flows from investing activities
Fixed assets addition	-	-	(76,540)
Net cash used in investing activities	-	-	(76,540)

Cash flows from financing activities
Proceeds from issuance (Cancellation) of common stock and warrants	(45)	1,000,000	1,749,955
Net cash provided by (used in) financing activities	(45)	1,000,000	1,749,955

Increase (Decrease) in cash and cash equivalents	(213,964)	51,383	141,806

Cash and cash equivalents, beginning of period	566,695	515,312	210,925

Cash and cash equivalents, end of period	$352,731	$566,695	$352,731

Cash and cash equivalents, consist of:
Cash at bank	$27,731	66,695	$27,731
Short term deposit	325,000	500,000	325,000
	$352,731	$566,695	$352,731

Supplemental Information:

Cash paid for interest	$17	$13	$30

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

(an exploration stage company)

Notes to Financial Statements

December 31, 2008

Note 1 - Organization

Eurasia Energy Limited ("the Company") (an exploration stage company) is engaged in oil and gas exploration.

On November 28, 2005, the Company signed a memorandum of understanding (“MOU”) with the State Oil Company of the Azerbaijan Republic ("SOCAR") which granted the Company the exclusive right to negotiate an Exploration, Rehabilitation, Development and Production Sharing Agreement ("ERDPSA") for a 600 square kilometer oil and gas block (the "Block") in the Republic of Azerbaijan.  The effective date of the MOU was December 7, 2005.  The Block is located in the shallow coastal waters of the Azerbaijan sector of the Caspian Sea approximately 70 kilometers south of the Azerbaijan capital of Baku.

Under the terms of the MOU, the Company had 12 months to negotiate and sign the ERDPSA with SOCAR. The MOU provided for termination in the event that the Company and SOCAR did not sign an agreement on the basic commercial principles and provisions of an ERDPSA on or before December 7, 2006.  The termination date passed without the parties agreeing the commercial principles and the MOU terminated.  Management is currently working to seek the agreement of SOCAR for an extension of the MOU or an agreement to move directly to negotiation on the main principles of the ERDPSA.  The Company has completed a comprehensive study and initial development plan for the 600 square kilometer offshore oil and gas block which was the subject of the MOU. Please also refer to note 9 contingent liabilities in relation to the litigation on the MOU.

The Company's offices in Aberdeenshire, Scotland are currently provided on a rent free basis.  The Company was charged $500 per month for office space in Vancouver, B.C. for the eight months January to August, 2008 which was provided by a corporation which is controlled by a director of the Company.  The Company also paid rent of $1,300 per month for January to September and $1,500 per month for October to December 2008 for the office in Baku. Due to limited Company operations, any facilities expenses (other than rent) are not material and have not been recognized in these financial statements.

Note 2 - Basis of Presentation - Going Concern Uncertainties

The Company is an exploration stage company as defined by Financial Accounting Standards Board Statement No. 7. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in United States, which contemplate continuation of the Company as a going concern.  However, the Company has limited operations and has sustained operating losses in recent years resulting in an accumulated deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company has incurred losses from operations and has an accumulated deficit of $5,982,078 from the effective date of the exploration stage (November 28, 2005) to December 31, 2008.  The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company believes that the cash on hand will be able to meet its on-going costs in the next 12 months.  The Company may seek additional equity as necessary and it expects to raise funds through private or public equity investment in order to support existing operations and expand the range of its business.  There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all.

Note 3 – Significant Accounting Policies

(a)

Principles of Accounting

These financial statements are stated in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

(c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company has cash equivalents for the years ended December 31, 2008 and 2007 (Note 4). The Company occasionally has cash deposits in excess of insured limits.

(d)

Fixed Assets

Fixed assets are recorded at cost. Expenditures for betterments and additions are capitalized, while replacement, maintenance and repairs, which do not extend the lives of the respective assets, are charged to expense when incurred. Depreciation is computed using the straight-line method at the following rates, calculated to amortize the cost of the assets less their residual values over their estimated useful lives.

Motor vehicle	20%
Office equipment	20%

(e)

Reclassification

Certain prior year accounts have been reclassified to conform with the current year presentation.

(f)

Mineral Properties and Exploration Expenses

Acquisition and exploration costs are charged to operations as incurred until such time that proven reserves are discovered.  From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2008 and 2007, the Company did not have proven reserves.

(g)

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard (or "SFAS") No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred income tax assets to the amount expected to be realized.

(h)

Earnings (Loss) Per Share

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic earnings (loss) per share is computed by dividing income/loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All earnings (loss) per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, “Earnings Per Share”. Convertible securities that could potentially dilute basic earnings per share in the future, such as options and warrants, are not included in the computation of diluted earnings or loss per share because to do so would be anti-dilutive.

(i)

Legal Proceedings

The Company accrues for estimated losses from legal actions or claims, including legal expenses, in accordance with SFAS 5 “Accounting for Contingencies”, which requires recognition of losses when a loss is determined to be probable and the amount can be reasonably estimated. There are no accruals for estimated losses for legal actions as of December 31, 2008 and 2007.

(j)

Stock-Based Compensation

The Company accounts for stock based compensation in accordance with SFAS No. 123(R) “Share-Based Payment” which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest.  The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, "Accounting for Stock Based Compensation", as amended by SFAS No. 148, "Accounting for Stock Based Compensation Transition and Disclosure".

(k)

Foreign Currency Translation

The Company maintains both U.S. Dollar and Canadian Dollar bank accounts at a financial institution in Canada. Foreign currency transactions are translated into their functional currency, which is U.S. Dollar, in the following manner:

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into U.S. Dollars by using the exchange rate in effect at that date. Transaction gains and losses that arise from exchange rate fluctuations are included in the results of operations.

(l)

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired, pursuant to guidance established in the SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of December 31, 2008 and 2007.

(m)

Fair Value of Financial Instruments

The determination of fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values. The carrying value of cash and cash equivalents, accounts payable and accrued expenses approximates their fair value because of the short-term nature of these instruments. The Company places its cash with high credit quality financial institutions.

(n)

Related Party Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(o)

New Accounting Pronouncements

In May 2008, the FASB issued FASB Staff Position (“FSP”) Accounting Principles Board (“APB”) (“FSP APB 14-1”) “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)” (previously FSP APB 14-a), which will change the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Under the final FSP, cash settled convertible securities will be separated into their debt and equity components. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability will be recorded as additional paid-in capital. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect the adoption of FSP No. APB 14-1 to have a material effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements required under other accounting pronouncements. It does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157-1 (“FSP FAS 157-1”), which excludes SFAS No. 13, “Accounting for Leases” and certain other accounting pronouncements that address fair value measurements under SFAS 13, from the scope of SFAS 157. In February 2008, the FASB issued FASB Staff Position No. 157-2 (“FSP 157-2”), effective date of FASB statement No. 157 which provides a one-year delayed application of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is required to adopt SFAS 157 as amended by FSP FAS 157-1 and FSP FAS 157-2 on January 1, 2009, the beginning of its fiscal year 2009.  The Company does not expect the application of SFAS No. 157 to have a material effect on the Company’s financial statements.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which addresses the application of Statement of Financial Accounting Standards (“SFAS”) No.157 for illiquid financial instruments.  FSP FAS 157-3 clarifies that approaches to determining fair value other than the market approach may be appropriate when the market for a financial asset is not active.  The Company does not expect the adoption of FSP FAS 157-3 to have a material effect on its financial statements.

In June 2008, the FASB issued Staff Position EITF 03-06-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-06-1). FSP EITF 03-06-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method in SFAS No. 128, “Earnings per Share”.   EITF 03-06-1 did not have any impact on the Company’s financial statements.

Note 4 – Cash Equivalents

As of December 31, 2008, the Company has a short term deposit of $325,000 maintained at a bank, with interest at 0.25% per annum, maturing on January 20, 2009. As of December 31, 2007, the Company had a short term deposit of $500,000 maintained at a bank, with interest at 4.4% per annum, which matured on January 22, 2008.

Interest receivable of $29 and $723 has been accrued as of December 31, 2008 and 2007, respectively.

Note 5 - Fixed Assets

Fixed assets consist of the following as at December 31, 2008 and 2007:

	September 30,	December 31,
	2008	2007

Motor vehicle	$ 74,500	$ 74,500
Office equipment	2,040	2,040
	76,540	76,540
Less: Accumulated depreciation	(40,923)	(25,615)
	$ 35,617	$ 50,925

Depreciation charged to operations for the year ended December 31, 2008 and the period from inception to December 31, 2008, amounted to $15,308 (2007: $15,308) and $40,923, respectively.

Note 6 - Common Stock, Warrants and Options

(a)

Common Stock

On August 1, 2007, the Company completed a private placement of the sale of 4,000,000 units (the "Units") at a price of $0.25 per Unit (the "Unit Issue Price") or $1,000,000 in the aggregate. The Units were offered and sold to purchasers (the “Investors”) as defined in Regulation S as promulgated under the Securities Act of 1933, as amended.

Each Unit consisted of one share (collectively, the “Unit Shares”) of the Company’s common stock and one Warrant to purchase a share of common stock at $0.25 per share for a period of two years from the date of issuance.

The Company changed its jurisdiction from the State of Nevada to Anguilla, British West Indies on December 31, 2007. Each issued and outstanding share of the Company capital stock remains as one common share of the Company in accordance with the terms of the plan of conversion. Each option or warrant to acquire the common stock of the Company granted under the Company’s stock plans or otherwise issued by the Company and that is outstanding and unexercised continues to be assumed by the Company without alteration.

On February 28, 2008, one of the shareholders has exercised his dissent right for his 100 shares at $0.45 per share when the Company moved its jurisdiction from the State of Nevada to Anguilla, British West Indies.  The share certificate was cancelled and $45 was returned to the shareholder.

(b)

Warrants

The movement of share purchase warrants is summarized as follows:

			Revised
		Weighted	weighted
	Number of	average	average
	warrants	exercise price	exercise price

Balance, December 31, 2006	250,000	$ 4.00	$ 4.00
Issued in 2007	4,000,000	0.25	0.10
Expired in 2007	(250,000)	4.00	4.00
Balance, December 31, 2008 and 2007	4,000,000	0.25	0.10

As of December 31, 2008, there were 4,000,000 warrants outstanding. Each warrant entitles the holder to purchase one share of the common stock of the Company at an exercise price of $0.25 per share until August 1, 2009. The fair value of the 4,000,000 warrants issued on August 1, 2007 was $400,000 and was estimated using the Black-Scholes option pricing model with assumptions as follows:

Risk free interest rate	4.64%
Expected life of the conversion feature in years	2.0 years
Expected volatility	143.11%
Dividend per share	$0.00

(c)

Options

The movement of options is summarized as follows:

			Amended
		Weighted	Weighted
		average	average
	Number of options	exercise price	exercise price

Balance, December 31, 2006	1,535,000	$ 0.25	$ 0.10
Issued	2,465,000	0.25	0.10
Balance, December 31, 2007	4,000,000	0.25	0.10
Cancelled/expired	(50,000)	0.25	0.10
Balance, December 31, 2008	3,950,000	0.25	0.10

On April 4, 2007, the Company reduced the exercise price of the outstanding 1,535,000 stock options from $1.00 to $0.25 each and also extended the expiry date of 35,000 stock options from May 31, 2007 to April 14, 2011. The weighted average fair value of the re-priced options was estimated at $0.17 by using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, forfeiture rate 0%, expected volatility between 142.3% to 144.0%, risk-free interest rate of 4.55%, and expected lives between 4.5 to 5.0 years.

On April 4, 2007, the Board of Directors adopted the 2007 Stock Option Plan which allocates 2,000,000 common shares for issuance under the plan.

On April 4, 2007, the Company granted 465,000 and 1,250,000 stock options under its 2006 and 2007 stock option plans, respectively, to employees and consultants at $0.25 each, expiring on April 4, 2012.  The options are vesting at the rate of 20% per year over five years from April 4, 2007 with 20% vesting immediately.  The fair value of the 1,715,000 options granted was estimated at $0.18 each, for a total of amount of $308,700, by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 143.97%, risk-free interest rates of 4.55%, and expected lives of 5.0 years.

On November 23, 2007, the Company granted 750,000 stock options under its 2007 stock option plan to two consultants at $0.25 each, expiring on November 23, 2012.  The options are vested immediately. The fair value of the 750,000 options granted was estimated at $0.21 each, for a total of amount of $157,500, by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 151.17%, risk-free interest rates of 1.14%, and expected lives of 5.0 years.

On October 15, 2008, the Company re-priced all of its outstanding options at an exercise price from $0.25 to $0.10 per share and all other terms of the options including expiry dates and vesting provisions remain unchanged. The weighted average fair value of the re-priced options was estimated at $0.004 by using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, forfeiture rate 0%, expected volatility of 158.05%, risk-free interest rate of 1.64% to 2.90%, and expected lives between 2.5 to 4.1 years. An additional stock based compensation of $15,000 was charged to the statement of operations.

The following table summarizes information about stock options outstanding at December 31, 2008:

		Weighted
	Number	Average	Weighted	Number
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Intrinsic
Prices	2008	Life (Years)	Price	2008	Value

$ 0.10	3,950,000	3.01	$ 0.10	2,951,000	$ -

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of the period ended September 30, 2008 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2008.

This amount change is based on the fair market value of the Company’s stock. Total intrinsic value of options exercised was $nil (2007: $nil) for the year ended December 31, 2008.

A summary of the Company’s unvested stock options and changes during the years ended December 31, 2008 and 2007 is as follows:

		Fair value
	Number of options	per share

Nonvested, December 31, 2006	-	$ -
Granted	2,465,000	0.19
Vested	(1,133,000)	0.30
Nonvested, December 31, 2007	1,332,000	0.18
Vested	(333,000)	0.18
Cancelled/expired	(9,000)	0.18
Nonvested, December 31, 2008	990,000	0.18

At December 31, 2008, the fair value of the unvested options amounted to $178,200. The unrecognized stock based compensation expenses in relation to the unvested options amounted to $68,171 and will be amortized over a period of three years until April 4, 2012.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

Note 7 - Related Party Transactions

Included in accounts payable there is an amount of $440 (2007: $4,421) due to a director for ongoing expenses incurred on behalf of the Company in Canada.

Included in accounts payable there is an amount of $487 (2007: $3,334) due to the Chief Executive Officer for ongoing expenses incurred on behalf of the Company in United Kingdom.

Included in accounts payable there is an amount of $3,750 (2007: $2,500) due to a director for the services rendered as a director.

Included in accounts payable there is an amount of $143,333 (2007: $nil) due to two executive officers for the management services rendered to the Company.

During the year ended December 31, 2008, the Company paid corporate and administrative service charges of $9,972 (2007: $19,573) to a law firm of which a director of the Company is the owner.

During the year ended December 31, 2008, the Company paid director fee of $13,750 (2007: $10,000) to a director.

During the year ended December 31, 2008, the Company accrued management fees of $143,333 (2007: $nil) to two executive officers.

Note 8 – Income Taxes

The Company was liable for taxes in United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies on December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

As of December 31, 2008, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

For U.S. tax reporting purpose, the Company has available net operating loss carryforwards of approximately $1,323,000 for tax purposes to offset future taxable income which expires commencing 2025 through to the year 2027. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforward is approximately $450,000 (2007: $450,000). The Company has provided a full valuation allowance against the deferred tax asset. The change in the valuation allowance was an increase of $nil (2007: $306,000).

In July 2006, the FASB issued FIN No.48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No.48 is effective for fiscal years beginning after December 15, 2006. The adoption of this interpretation did not have a material impact on the Company’s results of operations or financial position. As such, the Company has not recorded any liabilities for uncertain tax positions or any related interest and penalties. The acceptability of the 2006 and 2007 tax positions by the taxing authorities has not been determined.

Note 9 - Contingent Liabilities

In a first instance decision released on December 14, 2007, the Scottish Court of Session (the “Court”) found the Company not liable to Commonwealth Oil & Gas Company Limited (“Commonwealth”) for any loss which may have been suffered by Commonwealth as a result of the Company entering into its memorandum of understanding with the State Oil Company of the Azerbaijan Republic (“SOCAR”) on December 7, 2005 (the “MOU”).  The MOU expired on December 7, 2006.

The Court also concluded that the Company’s C.E.O. and Director, Mr. Nicholas W. Baxter, breached his fiduciary duty to Commonwealth by securing the MOU for the Company at a time when Mr. Baxter was a director of both the Company and Commonwealth.  The Court concluded that Mr. Baxter did not knowingly or dishonestly act in breach of his fiduciary duties to Commonwealth. However, it is the Court’s view that Mr. Baxter should have disclosed the MOU opportunity to Commonwealth and obtained its permission to pursue the MOU opportunity on his own behalf or on behalf of the Company.

An appeal was lodged on behalf of Mr. Baxter, of the Scottish Court of Session decision released December 14, 2007. Commonwealth cross appealed the decision which was rendered in favor of the Company on December 14, 2007.  These appeals were heard by the appellate court of the Scottish Court of Session in early March, 2009 and a decision is expected in June or July 2009. The cross appeal by Commonwealth could result in a finding of liability against the Company.  Commonwealth is seeking an award of damages of up to $100,000,000. In the event Mr. Baxter’s appeal is unsuccessful, Commonwealth could obtain damages against Mr. Baxter in his personal capacity. All of Eurasia’s officers and directors are indemnified by the Company for damages which may be awarded against such officers and directors for work carried out in the course of their duties for the Company. By resolutions passed on June 1, 2008, the Company’s directors accepted an offer from Mr. Baxter to limit the indemnity exposure of the Company to a potential damages award against Mr. Baxter to £5,000,000.

Commonwealth has been seeking damages of US$17.2 million against Mr. Baxter personally and damages in the amount of $100,000,000 against Mr. Baxter and the Company in respect of the alleged breach of fiduciary duty. A significant damage award against either Mr. Baxter or the Company would result in the Company becoming bankrupt.