Form 20-F
period 2009-12-31
EURASIA ENERGY LTD
filed 2010-06-23
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2009

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2009:  24,315,035 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

Not applicable

B.

Advisers

Not applicable

C.

Auditors

The auditors for the Company are Peterson Sullivan, LLP, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Company’s December 31, 2009, 2008, 2007 and 2006 year ends.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003.  The Company changed its name to Eurasia Energy Limited on November 28, 2005.  The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007.  The Company has selected a December 31 year end.  The Company’s selected historical financial data for the periods from January 1, 2005 to December 31, 2005 (audited), January 1, 2006 to December 31, 2006 (audited), January 1, 2007 to December 31, 2007 (audited), January 1, 2008 to December 31, 2008 (audited) and January 1, 2009 to December 31, 2009 (audited) are set out in the table below.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company for the period January 1, 2005 to December 31, 2005, January 1, 2006 to December 31, 2006, January 1, 2007 to December 31, 2007, January 1, 2008 to December 31, 2008 and January 1, 2009 to December 31, 2009 have been audited by the Company’s current auditor, Peterson Sullivan LLP, independent registered public accountants.  They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from Jan. 1, 2005 to Dec. 31, 2005	Period from Jan. 1, 2006 to Dec. 31, 2006	Period from Jan. 1, 2007 to Dec. 31, 2007	Period from Jan. 1, 2008 to Dec. 31, 2008	Period from Jan. 1, 2009 to Dec. 31, 2009
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total Assets	$518,797	$585,030	$647,903	$400,329	$175,357
Operating Revenue	-	-	-	-	-
Net working capital	$197,327	$515,312	$576,758	$194,096	$(265,348)
Shareholders’ Equity	$201,727	$528,348	$627,683	$229,713	$(245,039)
Loss (from operations)	$(35,965)	$(4,099,012)	$(1,372,674)	$(496,794)	$(516,827)
Loss per share (basic and diluted)	$0.00	($0.20)	($0.06)	($0.02)	$(0.02)
Weighted average number of common shares (basic and diluted)	19,999,481	20,284,313	21,597,327	24,315,051	24,315,035

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

We have incurred significant net losses and negative cash flow from operations since our inception.  We incurred net losses of $516,827 in fiscal 2009.  We will continue to incur losses in the future and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.  If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether.  The auditors’ report on the December 31, 2009 financial statements contains an explanatory paragraph that states that the Company has suffered losses and negative cash flows from operations that raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will need additional capital to continue to operate our business.  Failure to raise additional equity or debt financing will result in the termination of operations and the loss of your investment.

We have no expectation of revenue in the next 24 months.

As an oil and gas exploration company, we are seeking long term opportunities.  In the relative short term, 24 months, we have no expectation of revenues.  Since 2006, we have focused on defending a significant legal action against our Company in the Scottish Court of Session.  That action has been concluded with no damages being assessed against our Company.  Without revenue, we require ongoing capital injections through the sale of our shares.  We cannot be certain that equity financing will be available to us on favorable terms when required or at all.  If we cannot raise funds in a timely manner or on acceptable terms, we may not be able to continue in operation.

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

Our entire plan of operations is focused on securing an exploration, rehabilitation, development and production sharing agreement with the State Oil Company of the Azerbaijan Republic (“SOCAR”).  Our chances of securing a contract with SOCAR are uncertain.  In the event that we are unable to secure an agreement with SOCAR, our Company will be without a defined plan of operation and management will have to reconsider the alternatives.  Our failure to secure a contract with SOCAR would not result in the failure of our Company however, it may result in a significant sell-off of our shares causing the price of our stock to drop.

Our plan of operation may be considered politically risky due to its focus on the Republic of Azerbaijan.

Areas of the former Soviet Union such as Azerbaijan, Kazakhstan and Turkmenistan are not necessarily well understood by Western capital market investors.  These Republics have re-established their independence and are developing their political, social and economic infrastructures.  Accordingly, our focus on Azerbaijan may be seen by some to be politically risky which may create uncertainty with respect to investments in our shares.  Economic or political instability in any country in the former Soviet Union could result in a lack of confidence in our plan of operation, sales of our shares and a corresponding drop in the price of our shares.

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

In November, 2006, management met with SOCAR officials in Baku and notified SOCAR in writing that the Company had completed its development plan and was ready to enter into negotiations for the main principals of the ERDPSA.  Management was informed by SOCAR officials that the lawsuit brought against our Company by Commonwealth Oil & Gas Company Limited (“Commonwealth”) materially prejudiced our Company’s opportunity to extend the MOU.  Despite having completed our development plan in 2006 and being ready, willing and able to commence negotiations on the main principals of the ERDPSA before the MOU expired, SOCAR declined to negotiate with our Company and the current MOU expired on December 7, 2006.

The lawsuit brought by Commonwealth against our Company resulted in a temporary suspension of our Plan of Operation.  Our chances of successfully re-establishing negotiations with SOCAR are completely uncertain.  In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000.  These proceeds have been sufficient to fund the defense of the lawsuit and appeal against our Company.  These proceeds should also be sufficient to pay our general and administrative expenses through 2011.  We will continue to conserve our cash reserves through 2010.

For the first fiscal quarter of 2009, Eurasia’s management team was focused on preparing for Eurasia’s appeal of the previous Scottish Court of Session decision which impeded Eurasia’s ability to pursue an oil and gas exploration project in the Azerbaijan Republic.  The decision of the Scottish Court of Appeal was not released until October, 2009.  The appeal decision was favourable for Eurasia, confirming the previous decision of the Scottish Court of Session that Eurasia is not liable to Commonwealth Oil & Gas Company Limited (“Commonwealth”) for any loss which may have been suffered by Commonwealth as a result of Eurasia entering into a memorandum of understanding with the State Oil Company of the Azerbaijan Republic on December 7, 2005.

During the process of preparing for the appeal hearing and while waiting for the decision of the Court of Appeal, Eurasia was unable to advance any project in Azerbaijan.

During the last fiscal quarter of 2009 and the first fiscal quarter of 2010, Eurasia entered into discussions and negotiations with Commonwealth in an attempt to seek common ground under which the two parties could co-operate in seeking a project in Azerbaijan.

On February 10, 2010, Eurasia, Commonwealth, Arawak Energy Limited (“Arawak”) and Nicholas W. Baxter (“Baxter”) signed a participation agreement (the “Participation Agreement”) which brought final resolution to the litigation proceedings among Eurasia, Baxter, Arawak and Commonwealth which had been ongoing since 2006.  The Participation Agreement also seeks to establish the terms upon which the parties will co-operate with each other to identify and seek to obtain a direct or indirect interest in an upstream oil and gas project in the Azerbaijan Republic.  As prescribed under the Participation Agreement, Eurasia has been reimbursed by Commonwealth for 51% of Eurasia’s agreed third party costs incurred to date in connection with its attempts to obtain an upstream oil and gas project in the Azerbaijan Republic.

Our Company’s entry into the MOU with SOCAR and change of business did not result in the issuance of any equity or debt securities by our Company.  The transaction did not constitute a reverse takeover or “back door listing”.

We do not expect any changes in the number of our employees over the next 12 months.  We will not be purchasing any plant or significant equipment over the next 24 months.  We have sufficient funds on hand for operations through 2011.  Our current management team will satisfy our requirements for the next 24 months.  Our President and C.E.O., Mr. Nicholas W. Baxter, works full time on our Company's affairs.  Our C.F.O., Mr. Graham Crabtree, spends approximately 20 hours per month on our Company's affairs.

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

A.

Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2009 and 2008 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States generally accepted accounting principles.

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

	For the Years Ended December 31
	2008	2009
REVENUE:	-	-
Sales	-	-
Gross Profit:	-	-
EXPENSES:
Litigation General & Administration fees Travel Consulting Director/Management Fees	$17,092 $204,424 $65,910 $40,185 $177,083	$109,717 $118,951 $15,647 $12,640 $260,000
Income/(loss) before other items:	$(504,694)	$(516,955)
Other Items:
Interest income	$7,900	$128
Net income/loss for the period:	$(496,794)	$(516,827)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Our Company had no revenues in the fiscal year ended December 31, 2009 or the fiscal year ended December 31, 2008.  As an oil and gas exploration stage company, we do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2009 were $516,955, compared to $504,694 for the year ended December 31, 2008.  Operating expenses for the year ended December 31, 2009 were similar to those incurred in 2008 and were primarily litigation expenses relating to the defense of the law suit brought against our Company by Commonwealth Oil & Gas Company Limited.

The Company’s general and administrative expenses for the year ended December 31, 2009 were $95,313 compared to $115,583 for the year ended December 31, 2008.  This modest decrease in general and administrative expenses of $20,270 for the year ended December 31, 2009 was primarily due to reduced operational costs in Baku, Azerbaijan as management of the Company remained unable to generate positive progress on the Company’s ERDPSA.

The Company’s directors’ and management fees for the year ended December 31, 2009 were $260,000 compared to $177,083 for the year ended December 31, 2008.  This increase in directors’ and officers’ fees for the year ended December 31, 2009 was primarily due to the establishment of executive compensation for the Company’s C.E.O. and C.F.O. and FSU Business Manager.  Our officers and managers accrued management fees of $215,000 for only six months of the fiscal year in which they were actively engaged in managing the Company’s affairs.

The Company’s litigation expenses for the year ended December 31, 2009 were $109,717 compared to $17,092 for the year ended December 31, 2008.  The increase in litigation expenses of $92,625 was primarily due to the appeal of the initial trial action between the Company, its C.E.O, Mr. Nicholas Baxter, and Commonwealth Oil & Gas Company Limited.

Net Loss

The Company’s net loss for the year ended December 31, 2009 was $516,827 compared to $496,794 for the year ended December 31, 2008.

B.

Liquidity and Capital Resources

As at December 31, 2009, the Company had cash and cash equivalents in the amount of $152,670.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances.  The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project.  These conditions make it extremely difficult for the Company to access additional equity or debt financing.  Accordingly, the Company is preserving its current cash reserves, its officers and FSU manager have not drawn or accrued salaries in 2010.

It is the Company’s opinion that it has sufficient working capital to meet its requirements for the next 12 months.  The Company’s executive officers and FSU Manager were granted salaries in 2008 at competitive market levels.  The Company’s officers and manager voluntarily agreed to accrue their salaries only for a six month period in 2009 while they were actively engaged in pursuing the Company’s business opportunities in Azerbaijan.  The Company’s officers and manager took no cash compensation from the Company in 2009.  The Company’s executive officers and manager have waived their salary entitlement in 2010 and will not draw on the Company’s cash reserves to pay their compensation.

As of the date of this Form 20-F, the Company has 25,948,368 issued and outstanding common shares.

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

G.

Safe Harbor

Not applicable.

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Position	Other Reporting Companies In Canada or the United States
		Company	Position
Nicholas W. Baxter	President, Chief Executive Officer and Director	N/A	N/A
Gerald R. Tuskey	Director	Opal Energy Corp. CellStop Systems Inc.	Director Director
Roger Thomas	Director	N/A	N/A
Graham Crabtree	Chief Financial Officer	N/A	N/A

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

Nicholas W. Baxter has served as a Director of our Company since March 31, 2005.  Mr. Baxter has served as our President and Chief Executive Officer since November 28, 2005.  Mr. Baxter has a 21 year career in international resource exploration and development.  Originally trained as a geophysicist, Mr. Baxter received a Bachelor of Science (Honors) from the University of Liverpool in 1975.  Mr. Baxter has worked on geophysical survey and exploration projects in the U.K., Europe, Africa and the Middle East.

From 1981 to 1985, Mr. Baxter worked for Resource Technology plc, a geophysical equipment sales/services company.  Resource Technology plc went public on the USM in London in 1983 and graduated to the London Stock Exchange in 1984.  Mr. Baxter left Resource Technology plc and established his own company in 1985 as a co-founder of Addison & Baxter Limited.  Addison & Baxter Limited was a private geophysical/geological sales and services company which was acquired by A&B Geoscience Corporation in 1992.  Mr. Baxter was Chief Operating Officer and a director of A&B Geoscience Corporation from 1992 to 2002.  Additionally, A&B Geoscience Corporation, under Mr. Baxter’s guidance, secured the first onshore production sharing agreement in Azerbaijan in 1998.  A&B Geoscience Corporation became controlled by a private Swiss oil trading firm in 2002.  Mr. Baxter worked as an independent upstream oil and gas consultant from 2002 to 2004 before joining our Company.

Gerald R. Tuskey has served as our Director since October 20, 2003.  Mr. Tuskey also served as our Chief Financial Officer from October 20, 2003 to August 31, 2008.  For the past 17 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia.  Before establishing his own independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver.  Mr. Tuskey has 23 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients.  Mr. Tuskey is a former director and corporate secretary of A&B Geoscience Corporation..  Mr. Tuskey takes primary responsibility for our Company's capital structuring, financing activities and corporate and regulatory filings and compliance.

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

Name and Principal Position	Year	Annual Compensation			Long-term
		Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2009	$125,000 (1)	$0	$0	$0	0	$0
Graham Crabtree C.F.O.	2009	$90,000 (1)	$0	$0	$0	0	$0

(1)

On June 1, 2008, the Company’s directors approved annual salaries of $250,000 for the Company’s President and C.E.O. and $180,000 for the Company’s C.F.O.  The implementation of the salaries was made effective April 1, 2008.  The Company’s President, Mr. Nicholas Baxter, and C.F.O., Graham Crabtree, voluntarily elected to draw the approved salaries only in months in which they spent a substantial amount of time involved in the Company’s affairs.  In the fiscal year ended December 31, 2009, Messrs. Baxter and Crabtree accrued salaries for the months of May to June and September to December.  These salaries were accrued and not actually paid in order to preserve the Company’s working capital.  The salaries which were accrued for the Company’s executive officers were converted to shares of the Company at $0.25 per share on January 1, 2010.

Options and Stock Appreciate Rights (SARs)

The Company did not grant any stock options during the year ended December 31, 2009.

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

D.

Employees

As of December 31, 2009, the Company had no employees.

E.

Share Ownership

The following table lists as of June 18, 2010, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares issued and outstanding being, common shares, without par value, and all of the common shares have the same voting rights.  The Company has no incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	3,573,364 common shares 1,000,000 stock options (2)	13.77%
Gerald R. Tuskey	3,500,000 common shares 1,000,000 stock options (3)	13.48%
Roger Thomas	Nil 500,000 stock options (4)	0%
Graham Crabtree	3,183,333 common shares 375,000 stock options (5)	12.26%

(1)

The percentage ownership positions are based on 25,948,368 shares outstanding as of June 18, 2010.

(2)

500,000 stock options at an exercise price of $0.10 expire on April 14, 2011 and 500,000 stock options at an exercise price of $0.10 expire on April 4, 2012.

(3)

500,000 stock options at an exercise price of $0.10 expire on April 14, 2011 and 500,000 stock options at an exercise price of $0.10 expire on April 4, 2012.

(4)

150,000 stock options at an exercise price of $0.10 expire on April 14, 2011 and 350,000 stock options at an exercise price of $0.10 expire on April 4, 2012.

(5)

375,000 stock options at an exercise price of $0.10 expire on November 23, 2012.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.  As of June 18, 2010, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeenshire, Scotland	3,573,364	13.77%
Graham Crabtree Anguilla, B.W.I.	3,183,333	12.26%
Lynwood S. Bell Anguilla, B.W.I.	1,700,000	6.55%
Gerald R. Tuskey Vancouver, B.C., Canada	3,500,000	13.48%

As of June 18, 2010, the Company had approximately 439 shareholders of record holding 25,948,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company.  The Company is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Company.

B.

Related Party Transactions

During the year ended December 31, 2009, the Company entered into the following related party transactions:

(a)

Corporate and administrative service charges of $11,563 to a law firm of which a director of the Company is the owner;

(b)

Director fees of $13,750 to a director of the Company; and

(c)

Accrual of management fees of $215,000 to two executive officers of the Company.

C.

Interests of Experts and Counsel

Not applicable

Item 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 17:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2009

Auditors’ Report of Peterson Sullivan LLP dated June 23, 2010

Balance Sheets as of December 31, 2009 and 2008

Statements of Operations for the years ended December 31, 2009 and 2008, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2009

Statement of Stockholders’ Equity for the years ended December 31, 2009 and 2008 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2009

Statements of Cash Flows for the years ended December 31, 2009 and 2008 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2009

Notes to the Financial Statements

B.

Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2009, there have been no significant changes in the Company’s operations.

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

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)

Five most recent full financial years (January 1, 2005 to December 31, 2009) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board(1)
Year Ended:	High (Bid)	Low (Ask)
December 31, 2009	$0.37	$0.005
December 31, 2008	$0.20	$0.035
December 31, 2007	$0.60	$0.13
December 31, 2006	$3.70	$0.30
December 31, 2005	$1.25	$0.40

(b)

Two most recent full financial years and subsequent period (January 1, 2008 to June 18, 2010) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board(1)
Quarter Ended:	High (Bid)	Low (Ask)
April 1, 2010 to June 18, 2010	$0.27	$0.05
March 31, 2010	$0.27	$0.07
December 31, 2009	$0.37	$0.02
September 30, 2009	$0.04	$0.005
June 30, 2009	$0.08	$0.013
March 31, 2009	$0.15	$0.04
December 31, 2008	$0.13	$0.035
September 30, 2008	$0.20	$0.08
June 30, 2008	$0.165	$0.05
March 31, 2008	$0.16	$0.07

(c)

Recent six months (December, 2009 to June, 2010) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
June, 2010	$0.10	$0.10
May, 2010	$0.15	$0.05
April, 2010	$0.27	$0.05
March, 2010	$0.25	$0.15
February, 2010	$0.27	$0.10
January, 2010	$0.10	$0.07

Our common shares are issued in registered form.  Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone:  775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares.  On June 18, 2010, there were approximately 439 shareholders of our common shares and 25,948,368 shares outstanding.

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

D.

Selling Shareholders

Not applicable

E.

Dilution

Not applicable

F.

Expenses of the Issue

Not applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

The Company has an authorized share capital of 100,000,000 common shares with a par value of $0.001 per share.  The Company currently has 25,948,368 common shares issued and outstanding as fully paid and non assessable.  The Company did not issue any common shares during the fiscal year ended December 31, 2009.

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

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.

CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2009, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer.  Based upon that evaluation, our president and chief executive officer concluded that our disclosure controls and procedures were not effective as of December 31, 2009 because we identified material weaknesses in our internal control over financial reporting as described below.  There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2009 to December 31, 2009, our Company’s financial resources were managed directly by our director in Vancouver, British Columbia and reviewed by our C.F.O. in Anguilla, B.W.I.  Our director was the only signatory on our one account.  All of our financial transactions were initiated by our director, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis.  Our Company is relatively inactive and processes a small number of checks and other financial transactions each month.  Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities.  For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis.  The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our internal control over financial reporting until at least the completion of our 2010 fiscal year end on December 31, 2010.

Our Company maintains a board of directors consisting of only three members.  This small board of directors is inadequate for providing independent oversight of our management team and does not allow us to staff important board of director committees such as an independent audit committee.  Given that our Company was facing material litigation, it was impossible to attract additional qualified members for our board of directors.  Although this litigation is now resolved, this is still a material weakness in our internal control over financial reporting.  Additionally, to date, we do not have a designated financial expert and we do not have an established whistleblower program.  These are also material weaknesses in our internal control over financial reporting.

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

(b)

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2009.  Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).  Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2009 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2009:

-

Our Company is managed by a small number of individuals working out of offices in Aberdeenshire, Scotland, Vancouver, British Columbia and Anguilla, B.W.I.  We do not employ enough independent employees or members of management to provide third party oversight in review of our financial transactions on an ongoing basis.  Our director and C.F.O. are solely responsible for initiating, reviewing and recording of financial transactions.  Electronic and physical records of all of our Company’s financial transactions are maintained by our Vancouver office but they are not subject to third party review.

-

Our Company’s board of directors consists of three members.  One of the members of our board of directors is also a member of management.  There is inadequate independent oversight of our management team and no staffing of important board of director committee such as our audit committee.  We lack a designated financial expert and a whistleblower program.

(c)

Attestation report of the registered public account firm

This Form 20-F Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20F- Annual Report.

(d)

Changes in internal control over financing reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert serving on its audit committee.  Each of the Company’s directors serving on the audit committee is financially literate and is able to professionally discharge the duties incumbent upon audit committee members.  However, none of the audit committee members are “financial experts”.  At such time as the Company may secure a project and is able to raise the significant funds necessary to exploit the opportunity, the Company will make a concerted effort to identify and appoint a financial expert to its audit committee.

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

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the period ended December 31, 2009, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our annual report on Form 20-F were approximately $11,000.  For the period ended December 31, 2008, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our annual report on Form 20-F were $11,000.

Audit Related Fees

For the periods ended December 31, 2009 and 2008, the aggregate fees billed for assurance and related services by Peterson Sullivan LLP relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00.

Tax Fees

For the period ended December 31, 2009, the aggregate fees to Peterson Sullivan LLP for other non-audit professional services, other than those services listed above, was $0.00.  For the period ended December 31, 2008, the aggregate fees expected to be paid to Peterson Sullivan LLP for tax compliance professional services, other than those services listed above, was $0.00.

We do not use Peterson Sullivan LLP for financial information system design and implementation.  These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers.  We do not engage Peterson Sullivan LLP to provide compliance outsourcing services.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Peterson Sullivan LLP is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

-

approved by our audit committee (which consists of our entire board of directors); or

-

entered into pursuant to pre-approval policies and procedures established by the board of directors, provided the policies and procedures are detailed as to the particular service, the board of directors is informed of each service, and such policies and procedures do not include delegation of the board of directors' responsibilities to management.

The board of directors pre-approves all services provided by our independent auditors.  All of the above services and fees were reviewed and approved by the board of directors either before or after the respective services were rendered.

The board of directors has considered the nature and amount of fees billed by Peterson Sullivan LLP and believes that the provision of services for activities unrelated to the audit is compatible with maintaining Peterson Sullivan LLP’s independence.

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company whose members are elected by and are accountable to the shareholders of the Company.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.  The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The independent member of the Board of the Company is:

·

Roger Thomas

The non-independent members of the Board of the Company are:

·

Nicholas W. Baxter, Chief Executive Officer

·

Gerald R. Tuskey

A majority of our directors are not independent directors.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, identifying new exploration prospects, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.  The board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions.  Through its audit committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems.

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Gerald R. Tuskey	CellStop Systems Inc. (TSX-V) Opal Energy Corp. (TSX-V)

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law are sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board reviews its size each year.  It considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Compensation

The Board does not have a compensation committee.

Other Board Committees

The Board has no other committees.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.  The Board has frequent communications with management and other board members, and is regularly consulted on important Company decisions. In this context, the Board periodically reviews the performance of the Board as a whole, any standing committees it has appointed, and individual directors, to ensure each is performing effectively.

PART III

Item 17.

FINANCIAL STATEMENTS

The Company’s financial statements have been prepared on the basis of US GAAP.  Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F.

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2009

Auditors’ Report of Peterson Sullivan LLP dated June 23, 2010

Balance Sheets as of December 31, 2009 and 2008

Statements of Operations for the years ended December 31, 2009 and 2008, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2009

Statement of Stockholders’ Equity (Deficit) for the years ended December 31, 2009 and 2008 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2009

Statements of Cash Flows for the years ended December 31, 2009 and 2008 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2009

Notes to the Financial Statements

Item 18.

FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1.1

Articles of Incorporation and amendments thereto, as filed with the Registrant’s Form 10-SB on February 27, 2004, incorporated herein by reference.

1.2

Bylaws as filed with the Registrant’s Form 10-SB on February 27, 2004, incorporated herein by reference.

1.3

Certificate of Amendment to Articles of Incorporation filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

1.4

Articles of Continuance filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

1.5

Bylaws filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

2.1

Dissent and Appraisal Rights of the Nevada Revised Statutes filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

2.2

Form of Dissenter’s Appraisal Notice filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

2.3

Plan of Conversion dated November 1, 2006, as filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

4.3

Form S-4 Registration Statement filed on July 23, 2007, incorporated herein by reference.

11.1

Code of Ethics filed with the Registrant’s Form 10-KSB on March 30, 2007, incorporated herein by reference.

12.1

Section 302 Certification of CEO

12.2

Section 302 Certification of CFO

13.1

Section 906 Certification of CEO

13.2

Section 906 Certification of CFO

15.1

Consent of Peterson Sullivan, LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EURASIA ENERGY LIMITED

Dated:

June 23, 2010

Per:

/s/Nicholas W. Baxter

Nicholas W. Baxter,

President and Chief Executive Officer

Per:

/s/Graham Crabtree

Graham Crabtree,

Chief Financial Officer

EURASIA ENERGY LIMITED

(An exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

December 31, 2009

Index

Balance Sheets

Statements of Operations

Statements of Stockholders’ Equity (Deficit)

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Eurasia Energy Limited

Aberdeenshire, U.K. Scotland

We have audited the accompanying balance sheets of Eurasia Energy Limited ("the Company") (an exploration stage company) as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurasia Energy Limited (an exploration stage company) as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2009, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has limited operations and has sustained operating losses resulting in an accumulated deficit at December 31, 2009.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plan regarding those matters is also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Peterson Sullivan, LLP

Seattle, Washington

June 23, 2010

EURASIA ENERGY LIMITED
(an exploration stage company)

BALANCE SHEETS
December 31, 2009 and 2008

(Expressed in U.S. Dollars)	2009	2008

ASSETS
Current assets
Cash and cash equivalents (Note 5)	$152,670	$352,731
Interest receivable (Note 5)	-	29
Prepaid expenses	2,378	11,952
Total current assets	155,048	364,712

Capital assets, net (Note 6)	20,309	35,617

Total assets	$175,357	$400,329

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued expenses	$57,379	$22,606
Accounts payable and accrued expenses - related party (Note 8)	363,017	148,010
Total current liabilities	420,396	170,616

Commitments and contingencies (Note 10)
Stockholders’ equity (deficit)
Common stock, par value $0.001, authorized 100,000,000
shares; issued and outstanding 24,315,035 shares
(December 31, 2008: 24,315,035)	24,315	24,315
Additional paid-in capital	6,238,617	6,196,542
Accumulated deficit	(9,066)	(9,066)
Deficit accumulated during the exploration stage	(6,498,905)	(5,982,078)

Total stockholders' equity (deficit)	(245,039)	229,713

Total liabilities and stockholders' equity (deficit)	$175,357	$400,329

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF OPERATIONS
For the years ended December 31, 2009 and 2008, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2009

			Cumulative
			During the
			Exploration
(Expressed in U.S. Dollars)	2009	2008	Stage

Revenue	$-	$-	$-

Expenses
Consulting	12,640	40,185	281,722
Data acquisition cost	-	-	19,300
Director and management fees - related party (Note 8)	230,000	157,083	404,583
General and administrative	95,313	115,583	521,549
General and administrative - related party (Note 8)	11,563	9,972	65,961
General and administrative - stock-based compensation (Note 7)	42,075	98,869	4,288,586
Litigation expenses	109,717	17,092	704,865
Travel	15,647	65,910	265,343
	516,955	504,694	6,551,909

Operating Loss	(516,955)	(504,694)	(6,551,909)

Other income and expenses
Interest income	128	7,900	53,004

Net loss	$(516,827)	$(496,794)	$(6,498,905)

Net loss per common share
(basic and fully diluted)	$(0.02)	$(0.02)

Weighted average number of common
shares outstanding	24,315,035	24,315,051

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2009 and 2008, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2009

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional	Accumulated	Exploration	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Stage	Equity

Balance, November 28, 2005	20,065,135	$20,065	$ 204,326	$ (9,066)	$ -	$ 215,325

Net loss				-	(13,598)	(13,598)

Balance, December 31, 2005	20,065,135	20,065	204,326	(9,066)	(13,598)	201,727

Issuance of common stock and warrants, February 2006	250,000	250	749,750	-	-	750,000

Stock-based compensation expense	-	-	3,675,633	-	-	3,675,633

Net loss	-	-	-	-	(4,099,012)	(4,099,012)

Balance, December 31, 2006	20,315,135	20,315	4,629,709	(9,066)	(4,112,610)	528,348

Common stock issued for cash, August 2007	4,000,000	4,000	596,000	-	-	600,000

Warrants issued with common stock	-	-	400,000	-	-	400,000

Stock-based compensation expense	-	-	472,009	-	-	472,009

Net loss	-	-	-	-	(1,372,674)	(1,372,674)

Balance, December 31, 2007	24,315,135	24,315	6,097,718	(9,066)	(5,485,284)	627,683

Cancellation of shares by exercise of dissent rights	(100)	-	(45)	-	-	(45)

Stock-based compensation expense	-	-	98,869	-	-	98,869

Net loss	-	-	-	-	(496,794)	(496,794)

Balance, December 31, 2008	24,315,035	24,315	6,196,542	(9,066)	(5,982,078)	229,713

Stock-based compensation expense	-	-	42,075	-	-	42,075

Net loss	-	-	-	-	(516,827)	(516,827)

Balance, December 31, 2009	24,315,035	$24,315	$ 6,238,617	$ (9,066)	$ (6,498,905)	$ (245,039)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009 and 2008, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2009

			Cumulative
			During the
			Exploration
(Expressed in U.S. Dollars)	2009	2008	Stage

Cash flows from (used in) operating activities
Net Loss	$(516,827)	(496,794)	$(6,498,905)
Adjustments to reconcile net loss to
net cash flows from operating activities
General and administrative - stock-based compensation	42,075	98,869	4,288,586
Depreciation	15,308	15,308	56,231
Change in operating assets and liabilities
Accounts receivable, related party	-	-	5,000
Interest receivable	29	694	-
Prepaid expenses	9,574	17,608	(2,378)
Accounts payable and accrued expenses	34,773	12,641	56,779
Accounts payable and accrued expenses - related party	215,007	137,755	363,017
Net cash used in operating activities	(200,061)	(213,919)	(1,731,670)

Cash flows from investing activities
Fixed assets addition	-	-	(76,540)
Net cash used in investing activities	-	-	(76,540)

Cash flows from financing activities
Proceeds from issuance (Cancellation) of common stock and warrants	-	(45)	1,749,955
Net cash provided by (used in) financing activities	-	(45)	1,749,955

Decrease in cash and cash equivalents	(200,061)	(213,964)	(58,255)

Cash and cash equivalents, beginning of period	352,731	566,695	210,925

Cash and cash equivalents, end of period	$152,670	$352,731	$152,670

Cash and cash equivalents, consist of:
Cash at bank	$152,670	$27,731	$152,670
Short term deposit	-	325,000	-
	$152,670	$352,731	$152,670

Supplemental Information:
Cash paid for interest	$-	$17	$30

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

(an exploration stage company)

Notes to Financial Statements

December 31, 2009

Note 1 - Organization

Eurasia Energy Limited ("the Company") (an exploration stage company) is engaged in oil and gas exploration.

On November 28, 2005, the Company signed a memorandum of understanding (“MOU”) with the State Oil Company of the Azerbaijan Republic ("SOCAR") which granted the Company the exclusive right to negotiate an Exploration, Rehabilitation, Development and Production Sharing Agreement ("ERDPSA") for a 600 square kilometer oil and gas block in the Republic of Azerbaijan (the “Alyat-Deniz Project”). The effective date of the MOU was December 7, 2005. The Alyat-Deniz Project is located in the shallow coastal waters of the Azerbaijan sector of the Caspian Sea approximately 70 kilometers south of the Azerbaijan capital of Baku.

Under the terms of the MOU, the Company had 12 months to negotiate and sign the ERDPSA with SOCAR. The MOU provided for termination in the event that the Company and SOCAR did not sign an agreement on the basic commercial principles and provisions of an ERDPSA on or before December 7, 2006. The termination date passed without the parties agreeing the commercial principles and the MOU terminated. The Company has completed a comprehensive study and initial development plan for the Alyat-Deniz Project which was the subject of the MOU. Please also refer to Note 10 Contingent Liabilities in relation to the litigation on the MOU and Note 11 Subsequent Events.

The Company's offices in Anguilla, B.W.I. and Aberdeenshire, Scotland are currently provided on a rent free basis. The Company was charged $500 per month for office space in Vancouver, B.C. for the eight months January to August, 2008 which was provided by a corporation which is controlled by a director of the Company. The Company also paid rent of $1,300 per month for January to September and $1,500 per month for October to December 2008 for the office in Baku. The Company also paid rent of $500 per month in 2009 for the office in Baku. Due to limited Company operations, any facilities expenses (other than rent) are not material and have not been recognized in these financial statements.

Note 2 - Basis of Presentation - Going Concern Uncertainties

The Company is an exploration stage company as defined by generally accepted accounting principles.  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in United States, which contemplate continuation of the Company as a going concern.  However, the Company has limited operations and has sustained operating losses in recent years resulting in an accumulated deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company has incurred losses from operations and has an accumulated deficit of $6,498,905 from the effective date of the exploration stage (November 28, 2005) to December 31, 2009.  The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

(c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company has cash equivalents for the years ended December 31, 2008 (Note 5). The Company occasionally has cash deposits in excess of insured limits.

(d)

Capital Assets

Capital assets are recorded at cost. Expenditures for betterments and additions are capitalized, while replacement, maintenance and repairs, which do not extend the lives of the respective assets, are charged to expense when incurred. Depreciation is computed using the straight-line method at the following rates, calculated to amortize the cost of the assets less their residual values over their estimated useful lives.

Motor vehicle	20%
Office equipment	20%

(e)

Mineral Properties and Exploration Expenses

Acquisition and exploration costs are charged to operations as incurred until such time that proven reserves are discovered.  From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2009 and 2008, the Company did not have proven reserves.

(f)

Income Taxes

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

A tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities.  Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities.  The amount recognized is the largest benefit that the Company believes has a greater than 50% likelihood of being realized upon settlement.

The Company reports a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return.  Estimated interest and penalties, if any, are recorded as a component of income taxes.  No liability has been recorded for uncertain tax positions, or related interest or penalties.  The 2006 and 2007 tax returns remain open and subject to audit.

(g)

Earnings (Loss) Per Share

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic earnings (loss) per share is computed by dividing income/loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All earnings (loss) per share amounts in the financial statements are basic earnings or loss per share. Convertible securities that could potentially dilute basic earnings per share in the future, such as options and warrants, are not included in the computation of diluted earnings or loss per share because to do so would be anti-dilutive.

(h)

Legal Proceedings

The Company accrues for estimated losses from legal actions or claims, including legal expenses, when a loss is determined to be probable and the amount can be reasonably estimated. There are no accruals for estimated losses for legal actions as of December 31, 2009 and 2008.

(i)

Stock-Based Compensation

The Company accounts for stock based compensation for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options is determined using the Black-Scholes valuation model with the assumptions disclosed in the notes to financials.

(j)

Foreign Currency Translation

The Company maintains a U.S. Dollar bank account at a financial institution in Canada. Foreign currency transactions are translated into their functional currency, which is the U.S. Dollar, in the following manner:

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

(k)

Other Comprehensive Income (Loss)

The Company has no items of other comprehensive income (loss) so this statement is not presented.

(l)

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired. Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of December 31, 2009 and 2008.

(m)

Fair Value of Financial Instruments

The determination of fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values. The carrying value of cash and cash equivalents, accounts payable and accrued expenses approximates their fair value because of the short-term nature of these instruments. The Company places its cash with high quality credit financial institutions.

(n)

Related Party Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.   See Note 8 for a discussion of related party transactions.

(o)

New accounting pronouncement recently adopted during the year:

(i)

Measuring Liabilities at Fair Value

On September 1, 2009, the Company adopted ASU No. 2009-05, “Measuring Liabilities at Fair Value”, or ASU 2009-05, which amends ASC 820 to provide clarification of a circumstances in which a quoted price in an active market for an identical liability is not available. A reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities (or similar liabilities when traded as assets) and/or 2) a valuation technique that is consistent with the principles of ASC 820. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this ASU did not have an impact on the Company’s financial statements.

(p)

Recent Accounting Pronouncements

(i)

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an amendment to ASC 810, entitled “Consolidation of Variable Interest Entities”, which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This amendment requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and will require a company to provide additional disclosures about its involvement with variable interest entities, any significant changes in risk exposure due to that involvement and how its involvement with a variable interest entity affects the company’s financial statements. This amendment will be effective at the start of a company’s fiscal year beginning May 1, 2010. The Company is currently evaluating the impact, if any, that the adoption of this amendment will have on its financial statements.

(ii)

Fair Value Measurements and Disclosure

In September 2009, the FASB issued ASU No. 2009-12, “Fair Value Measurements and Disclosure”. or ASU 2009-12, which provides additional guidance on using the net asset value per share, provided by an investee, when estimating the fair value of an alternate investment that does not have a readily determinable fair value and enhances the disclosures concerning these investments. ASU 2009-12 is effective for interim and annual periods ended after December 15, 2009. The Company is of the view that the adoption of this amendment will not impact its financial statements.

In January, 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, which amends the disclosure requirements related to recurring and nonrecurring fair value measurements.  The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy.  The guidance is effective for annual and interim reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual and interim periods beginning after December 15, 2010.  The Company believes the adoption of this amendment will not significantly impact its financial statements.

(iii)

Revenue Recognition: Multiple Deliverable Revenue Arrangements and Certain Revenue Arrangements That Include Software Elements

In October 2009, FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): “Multiple Deliverable Revenue Arrangements” (a Consensus of the FASB EITF). ASU No. 2009-13 modifies ASC 605-25, “Revenue Recognition - Multiple-Element Arrangements” (formerly EITF 00-21). ASU No. 2009-13 requires an entity to allocate the revenue at the inception of an arrangement to all of its deliverables based on their relative selling prices. This guidance eliminates the residual method of allocation of revenue in multiple deliverable arrangements and requires the allocation of revenue based on the relative-selling-price method. The determination of the selling price for each deliverable requires the use of a hierarchy designed to maximize the use of available objective evidence, including, VSOE, third party evidence of selling price (TPE), or estimated selling price (ESP).

In October 2009, FASB issued Accounting Standards Update (ASU) No. 2009-14, Topic 985: “Certain Revenue Arrangements That Include Software Elements” (a Consensus of the FASB Emerging Issues Task Force Issue (“EITF”)). ASU No. 2009-14 modifies ASC 985-605, Software Revenue, such that the following products would be considered non-software deliverables and therefore excluded from the scope of ASC 985-605:

•

Tangible products that contain software elements and non-software elements that function together to deliver the tangible product’s essential functionality.

•

Undelivered elements that are essential to the above described tangible product’s functionality.

ASU No. 2009-13 and ASU No. 2009-14 must be adopted no later than the beginning of the Company’s fiscal year 2011 and early adoption is allowed and may be adopted either under the prospective method, whereby the guidance will apply to all revenue arrangements entered into or materially modified after the effective date, or under the retrospective application, whereby the guidance will apply to all revenue arrangements for all periods presented. An entity may elect to adopt ASU No. 2009-13 and ASU No. 2009-14 in a period other than their first reporting period of a fiscal year under the prospective method but must adjust the revenue of prior reported periods such that all new revenue arrangements entered into, or materially modified, during the fiscal year of adoption are accounted for under this guidance.

The adoption of ASU No. 2009-13 and ASU No. 2009-14 will allow the separation of deliverables under more arrangements which may result in less revenue deferral. For such arrangements, the application of the relative-selling price method of allocating the revenue of an arrangement and the elimination of the residual method of allocation may result in a different reallocation of revenue from product revenue, which is recognized upon delivery, to support revenue, which is recognized ratably over the support period.

The Company is currently evaluating the impact of these pronouncements on its financial position and results of operations.

Note 4 – Net Loss per Share

See item 3(g) – “Significant Accounting Policies – Earnings (Loss) Per Share”.

Note 5 – Cash Equivalents

As of December 31, 2008, the Company had a short term deposit of $325,000 maintained at a bank, with interest at 0.25% per annum, which matured on January 20, 2009.

Interest receivable of $nil and $29 has been accrued as of December 31, 2009 and 2008, respectively.

Note 6 - Capital Assets

Capital assets consist of the following as at December 31, 2009 and 2008:

	2009	2008

Motor vehicle	$ 74,500	$ 74,500
Office equipment	2,040	2,040
	76,540	76,540
Less: Accumulated depreciation	(56,231)	(40,923)
	$ 20,309	$ 35,617

Depreciation charged to operations for the year ended December 31, 2009, 2008 and the period from inception to December 31, 2009, amounted to $15,308, $15,308 and $56,231, respectively.

Note 7 - Common Stock, Warrants and Options

(a)

Common Stock

On February 28, 2008, one of the shareholders exercised his dissent right for his 100 shares at $0.45 per share when the Company moved its jurisdiction from the State of Nevada to Anguilla, British West Indies.  The share certificate was cancelled and $45 was returned to the shareholder.  No common stock was issued during the year ended December 31, 2009.

(b)

Warrants

The movement of share purchase warrants is summarized as follows:

		Weighted
		average
	Number of warrants	exercise price

Balance, December 31, 2008 and 2007	4,000,000	$ 0.25
Expired	(4,000,000)	0.25
Balance, December 31, 2009	-	-

At August 1, 2009, the 4,000,000 warrants at an exercise price of $0.25 per share were expired and unexercised. As of December 31, 2009, there were no warrants outstanding.

(c)

Options

The movement of options is summarized as follows:

			Amended
		Weighted	Weighted
		average	average
	Number of options	exercise price	exercise price

Balance, December 31, 2007	4,000,000	0.25	0.10
Cancelled/expired	(50,000)	0.25	0.10
Balance, December 31, 2009 and 2008	3,950,000	0.25	0.10

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

The following table summarizes information about stock options outstanding at December 31, 2009:

		Weighted
	Number	Average	Weighted	Number
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Intrinsic
Prices	2009	Life (Years)	Price	2009	Value

$ 0.10	3,950,000	2.01	$ 0.10	3,290,000	$ -

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of the year ended December 31, 2009 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount change is based on the fair market value of the Company’s stock. Total intrinsic value of options exercised was $nil (2008: $nil) for the year ended December 31, 2009.

A summary of the Company’s unvested stock options and changes during the years ended December 31, 2009 and 2008 is as follows:

		Fair value
	Number of options	per share

Nonvested, December 31, 2007	1,332,000	0.18
Vested	(333,000)	0.18
Cancelled/expired	(9,000)	0.18
Nonvested, December 31, 2008	990,000	0.18
Vested	(330,000)	0.18
Nonvested, December 31, 2009	660,000	0.18

At December 31, 2009, the fair value of the unvested options amounted to $118,800. The unrecognized stock based compensation expenses in relation to the unvested options amounted to $23,513 and will be amortized over a period of two years until April 4, 2012.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

Note 8 - Related Party Transactions

During the year ended December 31, 2009, the Company paid corporate and administrative service charges of $11,563 (2008: $9,972) to a law firm of which a director of the Company is the owner.

During the year ended December 31, 2009, the Company paid/accrued director fee of $15,000 (2008: $13,750) to a director.

During the year ended December 31, 2009, the Company accrued management fees of $215,000 (2008: $143,333) to two directors and an officer of the Company.

Note 9 – Income Taxes

The Company was liable for taxes in United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies on December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

As of December 31, 2009 and 2008, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

For U.S. tax reporting purpose, the Company has available net operating loss carryforwards of approximately $1,323,000 for tax purposes to offset future taxable income which expires commencing 2025 through to the year 2029. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforward is approximately $663,000 (2008: $450,000). The Company has provided a full valuation allowance against the deferred tax asset. The change in the valuation allowance was an increase of $213,000 (2008: $nil).

Note 10 - Contingent Liabilities

The Company entered into a participation agreement with Arawak Energy Limited (“Arawak”), Arawak’s wholly owned subsidiary, Commonwealth Oil & Gas Company Limited (“Commonwealth”) and Nicholas W. Baxter (“Baxter”) dated February 10, 2010 (the “Participation Agreement”).

The Participation Agreement brings final resolution to the litigation proceedings among the Company, Baxter, Arawak and Commonwealth which have been ongoing since 2006.

Immediately upon the representatives of Commonwealth being given access to the Project data on March 9, 2010, Arawak, Commonwealth, the Company and Baxter executed and delivered mutual releases and counsel for Commonwealth filed a Joint Minute in the Scottish Court of Session which disposed of the litigation among Arawak, Commonwealth, the Company and Baxter with effect on March 16, 2010.  Accordingly, the Company no longer has any contingent liabilities.

Note 11 – Subsequent Events

(a)

Participation Agreement dated February 10, 2010

Commonwealth has entered into a participation agreement dated February 10, 2010 (the “Participation Agreement”) among Arawak Energy Limited (“Arawak”), Commonwealth, Nicholas W. Baxter (“Baxter”) and the Company.

The Participation Agreement establishes the terms upon which the parties will co-operate with each other to identify and seek to obtain a direct or indirect interest in upstream oil and gas projects.  Commonwealth will reimburse the Company for 51% of certain of the Company’s agreed third party costs incurred to date.

Commonwealth is entitled to receive 51% interest in certain upstream oil and gas projects in the Republic of Azerbaijan which either Baxter or the Company identify for a period of two years from the date of the Participation Agreement.  Commonwealth has agreed to provide the Company with a limited cost carry on the Company’s 49% interest.  The Company’s carried costs are to be repaid from its share of any future net cash flow.

(b)

Issuance of shares for payment of accrued salaries

On January 1, 2010, the Company settled the payment of $408,333 in accounts payable and accrued expenses owed to management and consultants through the issuance of 1,633,333 common shares at a deemed price of $0.25 per share.