Form 20-F
EURASIA ENERGY LTD
filed 2011-06-28
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Period Ended December 31, 2010

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

294 Heywood House, Anguilla, B.W.I.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value (Title of Class)	OTC-QB (Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2010:  25,948,368 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

❒ Yes    ❒ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated filer ❒	Accelerated filer ❒	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ❒	Other ❒

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

❒ Yes  ❒ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F Annual Report, all references to “Anguilla” are references to Anguilla, British West Indies.  All references to the “Government” are references to the government of Anguilla, British West Indies.  Unless otherwise noted all references to “common shares”, “shares” or “common stock” are references to the common shares of the Company.  All references to the “Company” or “Eurasia” are references to “Eurasia Energy Limited”.

In this document, all references to “SEC” or “Commission” are reference to the United States Securities and Exchange Commission.  References to “$” are to the currency of the United States of America.

Forward Looking Statements

This Form 20-F Annual Report includes "forward-looking statements".  A shareholder or prospective shareholder should bear this in mind when assessing the Company’s business.  All statements included in this annual report, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Company’s financial position, are forward-looking statements.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

Not applicable

B.

Advisers

Not applicable

C.

Auditors

The independent auditors for the Company are Peterson Sullivan, LLP, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Company’s December 31, 2010, 2009, 2008, 2007 and 2006 year ends.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003.  The Company changed its name to Eurasia Energy Limited on November 28, 2005.  The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007.  The Company has selected a December 31 year end.  The Company’s selected historical financial data for the periods from January 1, 2006 to December 31, 2006 (audited), January 1, 2007 to December 31, 2007 (audited), January 1, 2008 to December 31, 2008 (audited), January 1, 2009 to December 31, 2009 (audited) and January 1, 2010 to December 31, 2010 (audited) are set out in the table below.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company for the period January 1, 2006 to December 31, 2006, January 1, 2007 to December 31, 2007, January 1, 2008 to December 31, 2008, January 1, 2009 to December 31, 2009 and January 1, 2010 to December 31, 2010 have been audited by the Company’s current auditor, Peterson Sullivan LLP, independent registered public accountants.  They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from Jan. 1, 2006 to Dec. 31, 2006	Period from Jan. 1, 2007 to Dec. 31, 2007	Period from Jan. 1, 2008 to Dec. 31, 2008	Period from Jan. 1, 2009 to Dec. 31, 2009	Period from Jan. 1, 2010 to Dec. 31, 2010
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total Assets	$585,030	$647,903	$400,329	$175,357	$334,487
Operating Revenue	-	-	-	-	-
Net working capital	$515,312	$576,758	$194,096	$(265,348)	$315,813
Shareholders’ Equity	$528,348	$627,683	$229,713	$(245,039)	$320,814
Net Income (Loss) (from operations)	$(4,099,012)	$(1,372,674)	$(496,794)	$(516,827)	$137,720
Loss per share (basic and diluted)	($0.20)	($0.06)	($0.02)	$(0.02)	$0.01
Weighted average number of common shares (basic and diluted)	20,284,313	21,597,327	24,315,051	24,315,035	26,302,984

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

We have incurred significant net losses and negative cash flow from operations since our inception.  We reported net income of $137,720 in 2010.  We will expect to continue to incur losses in 2011 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.  If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether.  The auditors’ report on the December 31, 2010 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will need additional capital to continue to operate our business.  Failure to raise additional equity or debt financing will result in the termination of operations and the loss of your investment.

We have no expectation of revenue in the next 24 months.

As an oil and gas exploration company, we are seeking long term opportunities.  In the relative short term, 24 months, we have no expectation of revenues.  From 2006 to early 2010, we focused on defending a significant legal action against our Company in the Scottish Court of Session.  That action has been concluded with no damages being assessed against our Company.  Without revenue, we require ongoing capital injections through the sale of our shares.  We cannot be certain that equity financing will be available to us on favorable terms when required or at all.  If we cannot raise funds in a timely manner or on acceptable terms, we may not be able to continue in operation.

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

Tax Risks – Our Company may continue to be taxed as a U.S. corporation disentitling us to any tax advantages in Anguilla.

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

Our shares are considered Penny Stock and are subject to the Penny Stock rules, which may adversely affect your ability to sell your shares.

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

We have not declared dividends and may never declare dividends, which may affect the value of your shares.

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

The lawsuit brought by Commonwealth against our Company resulted in a temporary suspension of our Plan of Operation.  Our chances of successfully re-establishing negotiations with SOCAR are uncertain.  In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000.  These proceeds have been sufficient to fund the defense of the lawsuit and appeal against our Company.  These proceeds should also be sufficient to pay our general and administrative expenses through 2011.  We will continue to conserve our cash reserves through 2011.

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

References in this information statement to “the Company,” “we,” “us,” and “our” refer to Eurasia Energy Limited.

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

A.

Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2010 and 2009 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States generally accepted accounting principles.

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

	For the Years Ended December 31
	2010	2009
REVENUE:	-	-
Sales	-	-
Gross Profit:	-	-
EXPENSES:
Litigation General & Administration fees Travel Consulting Director/Management Fees	$6,579 $87,746 $18,500 $4,455 $15,000	$109,717 $118,951 $15,647 $12,640 $260,000
Income/(loss) before other items:	$(132,280)	$(516,955)
Other Items:
Interest income	$0	$128
Other Income	$270,000	-
Net income/loss for the period:	$137,720	$(516,827)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our Company had revenue of $270,000 in fiscal 2010 and no revenue for the fiscal year ended December 31, 2009.  As an oil and gas exploration stage company, we do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2010 were $132,280, reduced significantly as a result of the termination of litigation with Commonwealth Oil & Gas Company Limited.

The Company’s general and administrative expenses for the year ended December 31, 2010 were $58,548 compared to $95,313 for the year ended December 31, 2009.  This decrease in general and administrative expenses of $36,765 for the year ended December 31, 2010 was primarily due to reduced operational costs in Baku, Azerbaijan as management of the Company remained unable to generate positive progress on the Company’s ERDPSA.

The Company’s directors’ and management fees for the year ended December 31, 2010 were $15,000 compared to $230,000 for the year ended December 31, 2009.  This decrease in directors’ and officers’ fees for the year ended December 31, 2010 was primarily due to the termination of executive compensation for the Company’s C.E.O., C.F.O. and FSU Business Manager.

Net Income

The Company’s net income for the year ended December 31, 2010 was $137,720 compared to a net loss of $516,827 for the year ended December 31, 2009.  The income is attributable to the reimbursement of $270,000 in expenses received from Commonwealth under the Participation Agreement.

B.

Liquidity and Capital Resources

As at December 31, 2010, the Company had cash in the amount of $298,611.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances.  The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project.  These conditions make it extremely difficult for the Company to access additional equity or debt financing.  Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2010.

It is the Company’s opinion that it has sufficient working capital to meet its requirements for the next 12 months.  The Company’s executive officers and FSU Manager were granted salaries in 2008 at competitive market levels.  The Company’s officers and manager voluntarily agreed to accrue their salaries only for a six month period in 2009 while they were actively engaged in pursuing the Company’s business opportunities in Azerbaijan.  The Company’s officers and manager took no cash compensation from the Company in 2010.  The Company’s executive officers and manager have waived their salary entitlement in 2010 and will not draw on the Company’s cash reserves to pay their compensation.

As of the date of this Form 20-F Annual Report, the Company has 25,948,368 issued and outstanding common shares.

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

G.

Safe Harbor

Not applicable.

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Position	Other Reporting Companies In Canada or the United States
		Company	Position
Nicholas W. Baxter	President, Chief Executive Officer and Director	N/A	N/A
Gerald R. Tuskey	Director	Opal Energy Corp. (TSX-V) CellStop Systems Inc. (NEX)	Director Director
Roger Thomas	Director	N/A	N/A
Graham Crabtree	Chief Financial Officer	N/A	N/A

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

Nicholas W. Baxter has served as a Director of our Company since March 31, 2005.  Mr. Baxter has served as our President and Chief Executive Officer since November 28, 2005.  Mr. Baxter has a 24 year career in international resource exploration and development.  Originally trained as a geophysicist, Mr. Baxter received a Bachelor of Science (Honors) from the University of Liverpool in 1975.  Mr. Baxter has worked on geophysical survey and exploration projects in the U.K., Europe, Africa and the Middle East.

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

Gerald R. Tuskey has served as our Director since October 20, 2003.  Mr. Tuskey also served as our Chief Financial Officer from October 20, 2003 to August 31, 2008.  For the past 18 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia.  Before establishing his own independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver.  Mr. Tuskey has 24 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients.  Mr. Tuskey is a former director and corporate secretary of A&B Geoscience Corporation.  Mr. Tuskey takes primary responsibility for our Company's capital structuring, financing activities and corporate and regulatory filings and compliance.

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

Name and Principal Position	Year	Annual Compensation			Long-term
		Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2010	$0 (1)	$0	$0	$0	0	$0
Graham Crabtree C.F.O.	2010	$0 (1)	$0	$0	$0	0	$0

(1)  On June 1, 2008, the Company’s directors approved annual salaries of $250,000 for the Company’s President and C.E.O. and $180,000 for the Company’s C.F.O.
The implementation of the salaries was made effective April 1, 2008.  The Company’s President, Mr. Nicholas Baxter, and C.F.O., Graham Crabtree, voluntarily waived their entitlement to salaries for the 2010 fiscal year.

Options and Stock Appreciate Rights (SARs)

The Company did not grant any stock options during the year ended December 31, 2010.

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

D.

Employees

As of December 31, 2010, the Company had no employees.

E.

Share Ownership

The following table lists as of June 27, 2011, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights.  The Company has no incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	2,573,364 common shares 1,500,000 stock options (2)	9.91%
Gerald R. Tuskey	3,500,000 common shares 1,500,000 stock options (3)	13.48%
Roger Thomas	Nil 500,000 stock options (4)	0%
Graham Crabtree	3,183,333 common shares 375,000 stock options (5)	12.26%

(1)  The percentage ownership positions are based on 25,948,368 shares outstanding as of June 27, 2011.
(2)  500,000 stock options at an exercise price of $0.10 expire on April 4, 2012 and 1,000,000 stock options at an exercise price of $0.05 expire on June 1, 2016.

(3)  500,000 stock options at an exercise price of $0.10 expire on April 4, 2012 and 1,000,000 stock options at an exercise price of $0.05 expire on June 1, 2016.
(4)   350,000 stock options at an exercise price of $0.10 expire on April 4, 2012 and 150,000 stock options at an exercise price of $0.05 expire on June 1, 2016.
(5)   375,000 stock options at an exercise price of $0.10 expire on November 23, 2012.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.  As of June 27, 2011, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeenshire, Scotland	2,573,364	9.91%
Graham Crabtree Anguilla, B.W.I.	3,183,333	12.26%
Lynwood S. Bell Anguilla, B.W.I.	1,700,000	6.55%
Gerald R. Tuskey Vancouver, B.C., Canada	3,500,000	13.48%

As of June 27, 2011, the Company had approximately 410 shareholders of record holding 25,948,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company.  The Company is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Company.

B.

Related Party Transactions

During the year ended December 31, 2010, the Company entered into the following related party transactions:

(a)

Corporate and administrative service charges of $9,398 to a law firm of which a director of the Company is the owner; and

(b)

Director fees of $15,000 to a director of the Company.

C.

Interests of Experts and Counsel

Not applicable

Item 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 17:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2010

Auditors’ Report of Peterson Sullivan LLP dated June 27, 2011

Balance Sheets as of December 31, 2010 and 2009

Statements of Operations for the years ended December 31, 2010 and 2009, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2010

Statements of Stockholders’ Equity(Deficit) for the years ended December 31, 2010 and 2009 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2010

Statements of Cash Flows for the years ended December 31, 2010 and 2009 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2010

Notes to Financial Statements

B.

Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2010, there have been no significant changes in the Company’s operations.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Our common shares were quoted for trading on the OTC Bulletin Board on December 2, 2004 under the symbol "PALV".  Effective on January 12, 2006, the Company changed its name to “Eurasia Energy Limited” and changed its ticker symbol to “EUEN”.  The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007.  Effective on January 22, 2008, the Company’s shares began trading on the OTC-BB under the modified symbol “EUENF” which denotes Eurasia is now a foreign issuer.  The Company’s shares now trade on the OTC-QB.  The following quotations obtained from Stockwatch and/or Quotemedia reflect the highs and low bids for our common stock based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)

Five most recent full financial years (January 1, 2006 to December 31, 2010) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2010	$0.27	$0.008
December 31, 2009	$0.37	$0.005
December 31, 2008	$0.20	$0.035
December 31, 2007	$0.60	$0.13
December 31, 2006	$3.70	$0.30

(b)

Two most recent full financial years and subsequent period (January 1, 2009 to June 27, 2011) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
April 1, 2011 to June 27, 2011	$0.025	$0.0025
March 31, 2011	$0.05	$0.025
December 30, 2010	$0.07	$0.008
September 30, 2010	$0.12	$0.07
June 30, 2010	$0.27	$0.05
March 31, 2010	$0.27	$0.07
December 31, 2009	$0.37	$0.02
September 30, 2009	$0.04	$0.005
June 30, 2009	$0.08	$0.013
March 31, 2009	$0.15	$0.04

(c)

Recent six months (December, 2010 to June, 2011) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
June, 2011	$0.0025	$0.0025
May, 2011	$0.025	$0.0025
April, 2011	$0.025	$0.025
March, 2011	$0.025	$0.025
February, 2011	$0.05	$0.025
January, 2011	$0.05	$0.05

Our common shares are issued in registered form.  Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone:  775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares.  On June 27, 2011, there were approximately 410 shareholders of our common shares and 25,948,368 shares outstanding.

B.

Plan of Distribution

Not applicable.

C.

Markets

The common shares of the Company are quoted on FINRA’s OTC-QB under the symbol “EUENF”.

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

D.

Selling Shareholders

Not applicable

E.

Dilution

Not applicable

F.

Expenses of the Issue

Not applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

The Company has an authorized share capital of 100,000,000 common shares with a par value of $0.001 per share.  The Company currently has 25,948,368 common shares issued and outstanding as fully paid and non assessable.  The Company issued 1,633,333 common shares on February 2, 2010.

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

F.

Dividends and Paying Agents

Not applicable

G.

Statement by Experts

Not applicable

H.

Documents on Display

The documents concerning the Company which are referred to in this Form 20-F Annual Report are either annexed hereto as exhibits (see Item 19) or may be inspected at the principal offices of the Company.

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

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.

CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2010, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer.  Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2010 because we identified material weaknesses in our internal control over financial reporting as described below.  There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2010 to December 31, 2010, our Company’s financial resources were managed directly by our director in Vancouver, British Columbia and reviewed by our C.F.O. in Anguilla, B.W.I.  Our director was the only signatory on our one account.  All of our financial transactions were initiated by our director, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis.  Our Company is relatively inactive and processes a small number of checks and other financial transactions each month.  Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities.  For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis.  The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2011 fiscal year end on December 31, 2011.

(b)

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2010.  Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).  Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2010 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2010:

-

Our Company is managed by a small number of individuals working out of offices in Aberdeenshire, Scotland, Vancouver, British Columbia and Anguilla, B.W.I.  We do not employ enough independent employees or members of management to provide third party oversight in review of our financial transactions on an ongoing basis.  Our directors and C.F.O. are solely responsible for initiating, reviewing and recording of financial transactions.  Electronic and physical records of all of our Company’s financial transactions are maintained by our Vancouver office but they are not subject to third party review.

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

(c)

Attestation report of the registered public account firm

This Form 20-F Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

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

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the period ended December 31, 2010, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000.  For the period ended December 31, 2009, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000.

Audit Related Fees

For the periods ended December 31, 2010 and 2009, the aggregate fees billed for assurance and related services by Peterson Sullivan LLP relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00.

Tax Fees

For the period ended December 31, 2010, the aggregate fees to Peterson Sullivan LLP for other non-audit professional services, other than those services listed above, was $0.00.  For the period ended December 31, 2009, the aggregate fees paid to Peterson Sullivan LLP for tax compliance professional services, other than those services listed above, was $0.00.

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

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Peterson Sullivan LLP is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

-

approved by our audit committee (which consists of our entire board of directors); or entered into pursuant to pre-approval policies and procedures established by the board of directors, provided the policies and procedures are detailed as to the particular service, the board of directors is informed of each service, and such policies and procedures do not include delegation of the board of directors' responsibilities to management.

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

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Gerald R. Tuskey	CellStop Systems Inc. (NEX) Opal Energy Corp. (TSX-V)

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

PART III

Item 17.

FINANCIAL STATEMENTS

The Company’s financial statements have been prepared on the basis of US GAAP.  Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F Annual Report.

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2010

Auditors’ Report of Peterson Sullivan LLP dated June 27, 2011

Balance Sheets as of December 31, 2010 and 2009

Statements of Operations for the years ended December 31, 2010 and 2000, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2010

Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2010 and 2009 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2010

Statements of Cash Flows for the years ended December 31, 2010 and 2009 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2010

Notes to Financial Statements

Item 18.

FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F Annual Report as exhibits:

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

June 27, 2011

Per:

/s/Nicholas W. Baxter

Nicholas W. Baxter,

President and Chief Executive Officer

           Per:

/s/Graham Crabtree

Graham Crabtree,

Chief Financial Officer

EURASIA ENERGY LIMITED

(An exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

December 31, 2010

Index

Balance Sheets

Statements of Operations

Statements of Stockholders’ Equity (Deficit)

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Eurasia Energy Limited

Aberdeenshire, U.K. Scotland

We have audited the accompanying balance sheets of Eurasia Energy Limited (an exploration stage company) ("the Company") as of December 31, 2010 and 2009, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) to December 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurasia Energy Limited (an exploration stage company) as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) to December 31, 2010, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has limited operations and has sustained operating losses resulting in an accumulated deficit at December 31, 2010.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans regarding these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

June 27, 2011

EURASIA ENERGY LIMITED
(an exploration stage company)

BALANCE SHEETS
December 31, 2010 and 2009

(Expressed in U.S. Dollars)	2010	2009

ASSETS
Current assets
Cash	$298,611	$152,670
Prepaid expenses	30,875	2,378
Total current assets	329,486	155,048

Capital assets, net (Note 6)	5,001	20,309

Total assets	$334,487	$175,357

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued expenses	$5,887	$57,379
Accounts payable and accrued expenses - related party	7,786	363,017
Total current liabilities	13,673	420,396

Stockholders' equity (deficit) (Note 7)
Common stock, par value $0.001, authorized 100,000,000
shares; issued and outstanding shares
(2010: 25,948,368; 2009: 24,315,035)	25,948	24,315
Additional paid-in capital	6,665,117	6,238,617
Accumulated deficit	(9,066)	(9,066)
Deficit accumulated during the exploration stage	(6,361,185)	(6,498,905)

Total stockholders' equity (deficit)	320,814	(245,039)

Total liabilities and stockholders' equity (deficit)	$334,487	$175,357

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF OPERATIONS
For the years ended December 31, 2010 and 2009, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2010

			Cumulative
			During the
			Exploration
(Expressed in U.S. Dollars)	2010	2009	Stage

Revenue	$-	$-	$-

Expenses
Consulting	4,455	12,640	286,177
Data acquisition cost	-	-	19,300
Director and management fees - related party (Note 8)	15,000	230,000	419,583
General and administrative	58,548	95,313	580,097
General and administrative - related party (Note 8)	9,398	11,563	75,359
General and administrative - stock-based compensation (Note 7)	19,800	42,075	4,308,386
Litigation expenses	6,579	109,717	711,444
Travel	18,500	15,647	283,843
	132,280	516,955	6,684,189

Operating Loss	(132,280)	(516,955)	(6,684,189)

Other income and expenses
Other income (Note 9)	270,000	-	270,000
Interest income	-	128	53,004

Net income (loss)	$137,720	$(516,827)	$(6,361,185)

Net income (loss) per common share (Note 5)
-basic	$0.01	$(0.02)
-fully diluted	$0.01	$(0.02)

Weighted average number of common (Note 5)
shares outstanding
-basic	25,943,893	24,315,035
-fully diluted	26,302,984	24,315,035

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2010 and 2009, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2010

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional	Accumulated	Exploration	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Stage	Equity

Balance, November 28, 2005	20,065,135	$ 20,065	$ 204,326	$ (9,066)	$ -	$ 215,325

Net loss				-	(13,598)	(13,598)

Balance, December 31, 2005	20,065,135	20,065	204,326	(9,066)	(13,598)	201,727

Issuance of common stock and warrants, February 2006	250,000	250	749,750	-	-	750,000

Stock-based compensation expense	-	-	3,675,633	-	-	3,675,633

Net loss	-	-	-	-	(4,099,012)	(4,099,012)

Balance, December 31, 2006	20,315,135	20,315	4,629,709	(9,066)	(4,112,610)	528,348

Common stock issued for cash, August 2007	4,000,000	4,000	596,000	-	-	600,000

Warrants issued with common stock	-	-	400,000	-	-	400,000

Stock-based compensation expense	-	-	472,009	-	-	472,009

Net loss	-	-	-	-	(1,372,674)	(1,372,674)

Balance, December 31, 2007	24,315,135	24,315	6,097,718	(9,066)	(5,485,284)	627,683

Cancellation of shares by exercise of dissent rights	(100)	-	(45)	-	-	(45)

Stock-based compensation expense	-	-	98,869	-	-	98,869

Net loss	-	-	-	-	(496,794)	(496,794)

Balance, December 31, 2008	24,315,035	$ 24,315	$ 6,196,542	$ (9,066)	$ (5,982,078)	$ 229,713

Stock-based compensation expense	-	-	42,075	-	-	42,075

Net loss	-	-	-	-	(516,827)	(516,827)

Balance, December 31, 2009	24,315,035	$ 24,315	$ 6,238,617	$ (9,066)	$ (6,498,905)	$ (245,039)

Issuance of shares for debt settlement	1,633,333	1,633	406,700	-	-	408,333

Stock-based compensation expense	-	-	19,800	-	-	19,800

Net income	-	-	-	-	137,720	137,720

Balance, December 31, 2010	25,948,368	$ 25,948	$ 6,665,117	$ (9,066)	$ (6,361,185)	$ 320,814

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2010 and 2009, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2010

			Cumulative
			During the
			Exploration
(Expressed in U.S. Dollars)	2010	2009	Stage

Cash flows from (used in) operating activities
Net Income (Loss)	137,720	$(516,827)	$(6,361,185)
Adjustments to reconcile net income (loss) to
net cash flows from operating activities
General and administrative - stock-based compensation	19,800	42,075	4,308,386
Depreciation	15,308	15,308	71,539
Change in operating assets and liabilities
Accounts receivable, related party	-	-	5,000
Interest receivable	-	29	-
Prepaid expenses	(28,497)	9,574	(30,875)
Accounts payable and accrued expenses	(51,492)	34,773	5,287
Accounts payable and accrued expenses - related party	53,102	215,007	416,119
Net cash provided by (used in) operating activities	145,941	(200,061)	(1,585,729)

Cash flows used in investing activities
Fixed assets addition	-	-	(76,540)
Cash used in investing activities	-	-	(76,540)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	-	-	1,749,955
Cash provided by financing activities	-	-	1,749,955

Increase (decrease) in cash	145,941	(200,061)	87,686

Cash, beginning of period	152,670	352,731	210,925

Cash, end of period	$298,611	$152,670	$298,611

Non Cash Transaction:

Stock issued for debt settlement	$408,333	$-	$408,333

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

(an exploration stage company)

Notes to Financial Statements

December 31, 2010

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

On February 10, 2010, the Company entered into a participation agreement (“Participation Agreement”) with Arawak Energy Limited (“Arawak”), Arawak’s wholly owned subsidiary, Commonwealth Oil & Gas Company Limited (“Commonwealth”) and Nicholas W. Baxter (“Baxter”). The Participation Agreement brings final resolution to the litigation proceedings among the Company, Baxter, Arawak and Commonwealth which had been ongoing since 2006. Immediately upon the representatives of Commonwealth being given access to the project data on March 9, 2010, Arawak, Commonwealth, the Company and Baxter executed and delivered mutual releases and counsel for Commonwealth filed a Joint Minute in the Scottish Court of Session which disposed of the litigation among Arawak, Commonwealth, the Company and Baxter with effect on March 16, 2010.

The Participation Agreement establishes the terms upon which the parties will co-operate with each other to identify and seek to obtain a direct or indirect interest in upstream oil and gas projects. Commonwealth will reimburse the Company for 51% of certain of the Company’s agreed third party costs incurred to date.  Commonwealth is entitled to receive 51% interest in certain upstream oil and gas projects in the Republic of Azerbaijan which either Baxter or the Company identify for a period of two years from the date of the Participation Agreement. Commonwealth has agreed to provide the Company with a limited cost to carry on the Company’s 49% interest. The Company’s has been reimbursed by Commonwealth for 51% of the Company’s agreed third party costs incurred to date in connection with its attempts to obtain an upstream oil and gas project in the Azerbaijan Republic.

The Company's offices in Anguilla, B.W.I. and Aberdeenshire, Scotland are currently provided on a rent free basis. The Company paid rent of $500 per month in 2009 for the office in Baku. The Baku office was closed as of December 1, 2009. Due to limited Company operations, any facilities expenses (other than rent) are not material and have not been recognized in these financial statements.

Note 2 - Going Concern Uncertainties

The Company is an exploration stage company as defined by generally accepted accounting principles in the United States.  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate continuation of the Company as a going concern.  However, the Company has limited operations and has sustained operating losses in recent years resulting in an accumulated deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheets is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company has incurred losses from operations and has an accumulated deficit of $6,361,185 from the effective date of the exploration stage (November 28, 2005) to December 31, 2010.  The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

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

(e)

Mineral Properties and Exploration Expenses

Acquisition and exploration costs are charged to operations as incurred until such time that proven reserves are discovered.  From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2010 and 2009, the Company did not have proven reserves.

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

The Company reports a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return.  Estimated interest and penalties, if any, are recorded as a component of income taxes.  No liability has been recorded for uncertain tax positions, or related interest or penalties.  The 2007 tax return remains open and subject to audit.

(g)

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income/loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. Diluted earnings or loss per share is computed by dividing income (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) and dilutive common stock equivalents for the period.

For the year 2009, all loss per share amounts in the financial statements are basic loss per share. Convertible securities that could potentially dilute basic earnings per share in the future, such as options and warrants, are not included in the computation of diluted earnings or loss per share because to do so would be anti-dilutive.

(h)

Legal Proceedings

The Company accrues for estimated losses from legal actions or claims, including legal expenses, when a loss is determined to be probable and the amount can be reasonably estimated. There are no accruals for estimated losses for legal actions as of December 31, 2010 and 2009.

(i)

Stock-Based Compensation

The Company accounts for stock based compensation for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options is determined using the Black-Scholes valuation model with the assumptions disclosed in the notes to financial statements.

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

(k)

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired. Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of December 31, 2010 and 2009.

(l)

Fair Value of Financial Instruments

The determination of fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values. The carrying value of cash, accounts payable and accrued expenses approximates their fair value because of the short-term nature of these instruments. The Company places its cash with high credit quality financial institutions.

(m)

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

Note 4 - Recent Accounting Pronouncements

(a)

Recent accounting pronouncements adopted during the period:

(i) Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset

On September 1, 2010, the Company adopted Accounting Standards Update (“ASU”) 2010-18, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset”, (“ASU 2010-18”). Under ASU 2010-18, modification of loans accounted for within a pool under provisions for loans acquired with deteriorated credit quality does not result in removal of such loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity must continue to consider whether the pool of assets in which the modified loan is included is impaired if expected cash flows for the pool change. ASU 2010-18 does not affect the accounting for loans acquired with deteriorated credit quality that are not accounted for within a pool. Loans accounted for individually that were acquired with deteriorated credit quality continue to be subject to the accounting provisions for troubled debt restructuring by creditors. The adoption of this ASU did not have a material effect on the Company’s financial statements.

(b)

Recent accounting pronouncements not yet implemented:

(i) Amendments to Certain Recognition and Disclosure Requirements

In February 2010, the  FASB issued ASC No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which eliminates the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events.  ASC No. 2010-09 is effective for its fiscal quarter beginning after December 15, 2010.  The adoption of ASC No. 2010-09 is not expected to have a material impact on the Company’s financial statements.

(ii) Stock Compensation - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718) – Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this standard is not expected to have a material impact on the Company’s results of operation or financial position.

(iii) Disclosures about Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 amends Topic 310 to provide greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The new disclosures as of the end of the reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The new disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of ASU 2010-20 will not have a material effect on the Company’s results from operations or financial position as it only impacts the required disclosures.

(iv) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

In December 2010, the FASB issued Accounting Standards Update No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”).  The amendments in ASU 2010-28 affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in ASU 2010-28 modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASU 2010-28 is effective for fiscal years beginning after December 15, 2010. The adoption is not expected to have a material effect on the financial statements.

(v) Business Combination

In December 2010, the FASB issued Accounting Standards Update No. 2010-29, “Business Combinations (Topic 805)” (“ASU 2010-29”).  ASU 2010-29 is intended to address diversity in practice regarding pro forma revenue and earnings disclosure requirements for business combinations.  ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis.  ASU 2010-28 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after December 15, 2010. Management has evaluated ASU 2010-29 and have determined that its adoption is not expected to have a material effect on the Company’s financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

Note 5 – Earnings (Loss) per Share

Basic earnings or loss per share is based on the weighted average number of shares outstanding during the period of the financial statements. Diluted earnings or loss per share are based on the weighted average number of common shares outstanding and dilutive common stock equivalents. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value, when applicable.

For 2009, all loss per share amounts in the financial statements are basic loss per share because the inclusion of stock options and warrants outstanding would be antidilutive.

The computation of basic and diluted earnings (loss) per share as follows for the years ended December 31:

	Year ended
	December 31,
	2010	2009

Numerator - net income (loss) available to
common stockholders	$ 137,720	$ (516,827)

Denominator - weighted average
number of common shares outstanding	25,943,893	24,315,035

Dilutive common stock equivalents - stock options	359,091	-

Denominator - weighted average
number of fully diluted common shares
outstanding	26,302,984	24,315,035

Basic earnings (loss) per common share	$ 0.01	$ (0.02)

Diluted earnings (loss) per common share	$ 0.01	$ (0.02)

Note 6 - Capital Assets

Capital assets consist of the following at December 31:

	September 30,	December 31,
	2010	2009

Motor vehicle	$ 74,500	$ 74,500
Office equipment	2,040	2,040
	76,540	76,540
Less: Accumulated depreciation	(71,539)	(56,231)
	$ 5,001	$ 20,309

Depreciation charged to operations for the years ended December 31, 2010 and 2009 and the period from inception to December 31, 2010, amounted to $15,308, $15,308, and $71,539, respectively.

Note 7 - Common Stock, Warrants and Options

(a)

Common Stock

No common stock was issued during the year ended December 31, 2009.

On January 1, 2010, the Company settled the payment of $408,333 in accounts payable and accrued expenses owed to management and consultants through the issuance of 1,633,333 common shares at a deemed price of $0.25 per share.

(b)

Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2010 and 2009.

During the year ended December 31, 2010, the Company did not have any share purchase warrants issued, cancelled or exercised.

(c)

Options

The Company allots 2,000,000 common shares for issuance under the 2007 Stock Option Plan. The stock options granted to any one optionee should not exceed 1,000,000 shares.

The movement of options is summarized as follows:

Amended
		Weighted	Weighted
		average	average
	Number of options	exercise price	exercise price

Balance, December 31, 2010 and 2009	3,950,000	$ 0.10	0.10

The following table summarizes information about stock options outstanding at December 31, 2010:

		Weighted
	Number	Average	Weighted	Number
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Intrinsic
Prices	2010	Life (Years)	Price	2010	Value

$ 0.10	3,950,000	1.01	$ 0.10	3,620,000	$ -

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of the year ended December 31, 2010 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. Total intrinsic value of options exercised was $nil (2009: $nil) for the year ended December 31, 2010.

A summary of the Company’s unvested stock options and changes during the years ended December 31, 2010 and 2009 is as follows:

		Fair value
	Number of options	per share

Nonvested, December 31, 2008	990,000	0.18
Vested	(330,000)	0.18
Nonvested, December 31, 2009	660,000	0.18
Vested	(330,000)	0.18
Nonvested, December 31, 2010	330,000	0.18

At December 31, 2010, the fair value of the unvested options amounted to $59,400. The unrecognized stock based compensation expenses in relation to the unvested options amounted to $3,713 and will be amortized until April 4, 2011.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

Note 8 - Related Party Transactions

During the year ended December 31, 2010, the Company paid corporate and administrative service charges of $9,398 (2009: $11,563) to a law firm of which a director of the Company is the owner.

During the year ended December 31, 2010, the Company paid/accrued director fees of $15,000 (2009: $15,000) to a director.

During the year ended December 31, 2010, the Company accrued management fees of $nil (2009: $215,000) to two directors and an officer of the Company.

See also Note 7(a).

Note 9 – Other Income

Other income was the reimbursement received from Commonwealth for 51% of certain of the Company’s agreed third party costs incurred according to the Participation Agreement mentioned in Note 1.

Note 10 – Income Taxes

The Company was liable for taxes in United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

As of December 31, 2010 and 2009, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

For U.S. tax reporting purpose, the Company has available net operating loss carryforwards of approximately $2,053,000 for tax purposes to offset future taxable income which expires commencing 2025 through to the year 2029. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforward is approximately $616,000 (2009: $663,000). The Company has provided a full valuation allowance against the deferred tax asset. The change in the valuation allowance in 2010 was a decrease of $47,000 (2009: $213,000).

Note 11 – Subsequent Events

On June 1, 2011, the Board of Directors adopted the 2011 Stock Option Plan (the “2011 Plan”) which allocates 3,000,000 common shares for issuance under the 2011 Plan.

On June 1, 2011, the Company granted 2,500,000 stock options under its 2011 Plan to directors, officers, employees and consultants at $0.05 each, expiring on June 1, 2016.  The options vest immediately.