Form 20-F
period 2011-12-31
EURASIA ENERGY LTD
filed 2012-05-16
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Period Ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report __________

Commission File Number:  000-50608

EURASIA ENERGY LIMITED
(Exact name of Registrant as specified in its charter)

ANGUILLA, BRITISH WEST INDIES
(Jurisdiction of incorporation or organization)

294 Heywood House, Anguilla, B.W.I.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value	OTC-QB
(Title of Class)	(Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2011:  25,948,368 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes                      ☑ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes                      ☑ No

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
☑ Yes                      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes    ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                      ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

☐ Yes                      ☐ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F Annual Report, all references to “Anguilla” are references to Anguilla, British West Indies.  All references to the “Government” are references to the government of Anguilla, British West Indies.  Unless otherwise noted, all references to “common shares”, “shares” or “common stock” are references to the common shares of the Company.  All references to the “Company” or “Eurasia” are references to “Eurasia Energy Limited”.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

The independent auditors for the Company are Peterson Sullivan, LLP, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Company’s December 31, 2011, 2010, 2009, 2008 and 2007 year ends.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

A. Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003.  The Company changed its name to Eurasia Energy Limited on November 28, 2005.  The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007.  The Company has selected a December 31 year end.  The Company’s selected historical financial data for the periods from January 1, 2007 to December 31, 2007 (audited), January 1, 2008 to December 31, 2008 (audited), January 1, 2009 to December 31, 2009 (audited), January 1, 2010 to December 31, 2010 (audited) and January 1, 2011 to December 31, 2011 (audited) are set out in the table below.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company for the period January 1, 2007 to December 31, 2007, January 1, 2008 to December 31, 2008, January 1, 2009 to December 31, 2009, January 1, 2010 to December 31, 2010 and January 1, 2011 to December 1, 2011 have been audited by the Company’s current auditor, Peterson Sullivan LLP, independent registered public accountants.  They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from Jan. 1, 2007 to Dec. 31, 2007	Period from Jan. 1, 2008 to Dec. 31, 2008	Period from Jan. 1, 2009 to Dec. 31, 2009	Period from Jan. 1, 2010 to Dec. 31, 2010	Period from Jan. 1, 2011 to Dec. 31, 2011
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total Assets	$647,903	$400,329	$175,357	$334,487	$244,595
Operating Revenue	-	-	-	-	-
Net working capital	$576,758	$194,096	$(265,348)	$315,813	$(195,592)
Shareholders’ Equity	$627,683	$229,713	$(245,039)	$320,814	$(195,592)
Net Income (Loss) (from operations)	$(1,372,674)	$(496,794)	$(516,827)	$137,720	$(526,369)
Loss per share (basic and diluted)	$(0.06)	$(0.02)	$(0.02)	$0.01	$(0.02)
Weighted average number of common shares (basic and diluted)	21,597,327	24,315,051	24,315,035	26,302,984	25,948,368

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

We have incurred significant net losses and negative cash flow from operations since our inception.  We reported net loss of $526,369 in 2011.  We will expect to continue to incur losses in 2012 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.  If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether.  The auditors’ report on the December 31, 2011 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Our entire plan of operations is focused on securing an exploration, rehabilitation, development and production sharing agreement with the State Oil Company of the Azerbaijan Republic (“SOCAR”).  Our chances of securing a contract with SOCAR are uncertain.  In the event that we are unable to secure an agreement with SOCAR, our Company will be without a defined plan of operation and management will have to reconsider the alternatives.  Our failure to secure a contract with SOCAR would not result in the failure of our Company however it may result in a significant sell-off of our shares causing the price of our stock to drop.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003.  The Company changed its name to Eurasia Energy Limited on November 28, 2005.  The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007.  The telephone number of our office in Anguilla is (264) 497-6468.

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

The lawsuit brought by Commonwealth against our Company resulted in a temporary suspension of our Plan of Operation.  Our chances of successfully re-establishing negotiations with SOCAR are uncertain.  In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000.  These proceeds have been sufficient to fund the defense of the lawsuit and appeal against our Company.  These proceeds should also be sufficient to pay our general and administrative expenses through 2012.  We will continue to conserve our cash reserves through 2012.

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

We do not expect any changes in the number of our employees over the next 12 months.  We will not be purchasing any plant or significant equipment over the next 24 months.  We have sufficient funds on hand for operations through 2012.  Our current management team will satisfy our requirements for the next 24 months.  Our President and C.E.O., Mr. Nicholas W. Baxter, works full time on our Company's affairs.  Our C.F.O., Mr. Graham Crabtree, spends approximately 20 hours per month on our Company's affairs.

References in this information statement to “the Company,” “we,” “us,” and “our” refer to Eurasia Energy Limited.

Our executive offices are located at 294 Heywood House, Anguilla, British West Indies.  Our telephone number is (264) 497-6468.

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

A. Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2011, 2010 and 2009 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

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

	For the Years Ended December 31
	2009	2010	2011
REVENUE:	-	-	-
Sales	-	-	-
Gross Profit:	-	-	-
EXPENSES:
Litigation	$109,717	$6,579	$0
General & Administration fees	$118,951	$87,746	$65,558
Travel	$15,647	$18,500	$15,811
Consulting	$12,640	$4,455	$0
Director/Management Fees	$260,000	$15,000	$445,000
Loss before other items:	$(516,955)	$(132,280)	$(526,369)
Other Items:
Interest income	$128	$0	$0
Other Income	$0	$270,000	$0
Net income/(loss) for the year:	$(516,827)	$137,720	$(526,369)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our Company had revenue of $Nil in fiscal 2011 and $270,000 for the fiscal year ended December 31, 2010.  The revenue in 2010 was attributable to the reimbursement of expenses received from Commonwealth under the Participation Agreement.  As an oil and gas exploration stage company, we do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2011 were $526,369 compared to $132,280 for the year ended December 31, 2010.  The significant increase in the current year was primarily due to the re-establishment of executive compensation for the Company’s C.E.O. and C.F.O.

The Company’s general and administrative expenses for the year ended December 31, 2011 were $44,859 compared to $58,548 for the year ended December 31, 2010.  This decrease in general and administrative expenses of $13,689 for the year ended December 31, 2011 was primarily due to reduced operational costs in Baku, Azerbaijan as management of the Company remained unable to generate positive progress on the Company’s ERDPSA.

The Company’s directors’ and management fees for the year ended December 31, 2011 were $445,000 compared to $15,000 for the year ended December 31, 2010.  This increase in directors’ and officers’ fees for the year ended December 31, 2011 was primarily due to the re-establishment of executive compensation for the Company’s C.E.O. and C.F.O.

Net Income

The Company’s net loss for the year ended December 31, 2011 was $526,369 compared to a net income of $137,720 for the year ended December 31, 2010.  The income in 2010 was attributable to the reimbursement of $270,000 in expenses received from Commonwealth under the Participation Agreement.

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

B. Liquidity and Capital Resources

As at December 31, 2011, the Company had cash in the amount of $228,439.

The Company estimates its operating costs for the next 12 months will include $25,000 for travel in and out of Azerbaijan and $15,000 for office, administrative and business development and $15,000 for director’s fees.  There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances.  The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project.  These conditions make it extremely difficult for the Company to access additional equity or debt financing.  Accordingly, the Company is preserving its current cash reserves, so it accrued but did not pay salaries in cash in 2011.

It is the Company’s opinion that it has sufficient working capital to meet its requirements for the next 12 months.  The Company’s executive officers and FSU Manager were granted salaries in 2008 at competitive market levels.  The Company’s officers and manager voluntarily agreed to accrue their salaries only for a six month period in 2009 while they were actively engaged in pursuing the Company’s business opportunities in Azerbaijan.  The Company’s officers and manager took no cash compensation from the Company in 2010 and waived their salary entitlement in 2010 entirely.  Salaries of $430,000 were accrued in 2011 but not paid in cash.  These salaries were settled for shares of the Company at $0.05 per share after the December 31, 2011 year end.  $15,000 was paid in director’s fees.

As of the date of this Form 20-F Annual Report, the Company had 34,548,368 issued and outstanding common shares.

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

G. Safe Harbor

Not applicable.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Position	Other Reporting Companies In Canada or the United States
		Company	Position
Nicholas W. Baxter	President, Chief Executive	Lexaria Corp. (CNSX and OTC-QB)	Director
	Officer and Director	Dakar Resource Corp.	Director
Gerald R. Tuskey	Director	Opal Energy Corp. (TSX-V)	Director
		CellStop Systems Inc. (NEX)	Director
Roger Thomas	Director	N/A	N/A
Graham Crabtree	Chief Financial Officer	N/A	N/A

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

Nicholas W. Baxter has served as a Director of our Company since March 31, 2005.  Mr. Baxter has served as our President and Chief Executive Officer since November 28, 2005.  Mr. Baxter has a 25 year career in international resource exploration and development.  Originally trained as a geophysicist, Mr. Baxter received a Bachelor of Science (Honors) from the University of Liverpool in 1975.  Mr. Baxter has worked on geophysical survey and exploration projects in the U.K., Europe, Africa and the Middle East.

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

Gerald R. Tuskey has served as our Director since October 20, 2003.  Mr. Tuskey also served as our Chief Financial Officer from October 20, 2003 to August 31, 2008.  For the past 19 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia.  Before establishing his own independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver.  Mr. Tuskey has 26 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients.  Mr. Tuskey is a former director and corporate secretary of A&B Geoscience Corporation.  Mr. Tuskey takes primary responsibility for our Company's capital structuring, financing activities and corporate and regulatory filings and compliance.

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

Graham Crabtree has served as Chief Financial Officer since September 1, 2008.  Mr. Crabtree received an HND in Business Studies from Liverpool Polytechnic (now Liverpool John Moores University) and became a Fellow of the Association of Chartered and Certified Accountants (FCCA) after studying at Manchester Polytechnic (now Manchester Metropolitan University).  Mr. Crabtree operates an Anguilla based accounting and tax consultancy business serving clients in the nearby islands of the former Netherlands, Antilles.  Mr. Crabtree has been involved in the financial service industry since the early 1990’s being a founding member of the Anguilla Financial Services Association of which he is a former President, Secretary, Ethics Chairman and current Treasurer.  Mr. Crabtree is also the Treasurer of the Anguilla Branch of the Society of Trust and Estate Practitioners.  In 1999, Mr. Crabtree resigned his membership from the Association of Chartered and Certified Accountants as a member in good standing.  Mr. Crabtree continues to maintain a keen interest in developments in the world of accounting and finance.  Mr. Crabtree has a wide range of experience in the financial services industry and has served as an officer and director of both private and publicly traded companies.

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

		Annual Compensation			Long-term
Name and Principal Position	Year	Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2011	$250,000(1)	$0	$0	$0	1,000,000(2)	$0
Graham Crabtree C.F.O.	2011	$180,000(1)	$0	$0	$0	0	$0

(1)	These fees were accrued and settled through the issuance of shares of the Company at $0.05 per share after the December 31, 2011 year end.
(2)	On June 1, 2011, Mr. Baxter was granted 1,000,000 incentive stock options at an exercise price of $0.05 for a period of five years.

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2011, the Company granted 2,500,000 stock options at an exercise price of $0.05 per share for a period of five years.

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

D. Employees

As of December 31, 2011, the Company had no employees.

E. Share Ownership

The following table lists as of April 30, 2012, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights.  The Company has 3,250,000 stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares 1,000,000 stock options (2)	21.9%
Gerald R. Tuskey	3,500,000 common shares 1,000,000 stock options (3)	10.1%
Roger Thomas	Nil 150,000 stock options (4)	0%
Graham Crabtree	6,788,333 common shares 375,000 stock options (5)	19.6%

(1)	The percentage ownership positions are based on 34,548,368 shares outstanding as of April 30, 2012.
(2)	1,000,000 stock options at an exercise price of $0.05 expire on June 1, 2016.
(3)	1,000,000 stock options at an exercise price of $0.05 expire on June 1, 2016.
(4)	150,000 stock options at an exercise price of $0.05 expire on June 1, 2016.
(5)	375,000 stock options at an exercise price of $0.10 expire on November 23, 2012.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.  As of April 30, 2012, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeenshire, Scotland	7,573,364	21.9%
Graham Crabtree Anguilla, B.W.I.	6,788,333	19.6%
Gerald R. Tuskey Vancouver, B.C., Canada	3,500,000	10.1%

As of April 30, 2012, the Company had approximately 360 shareholders of record holding 34,548,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company.  The Company is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Company.

B. Related Party Transactions

During the year ended December 31, 2011, the Company entered into the following related party transactions:

(a)	Corporate and administrative service charges of $10,736 to a law firm of which a director of the Company is the owner;
(b)	Director fees of $15,000 to a director of the Company; and
(c)	Management fees of $430,000 to two officers of the Company.

C. Interests of Experts and Counsel

Not applicable

Item 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 17:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm of Peterson Sullivan LLP dated May 15, 2012

Balance Sheets as of December 31, 2011 and 2010

Statements of Operations and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2011

Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2011, 2010 and 2009 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2011

Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2011

Notes to Financial Statements

B. Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2011, there have been no significant changes in the Company’s operations.

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

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)	Five most recent full financial years (January 1, 2007 to December 31, 2011) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2011	$0.20	$0.0022
December 31, 2010	$0.27	$0.008
December 31, 2009	$0.37	$0.005
December 31, 2008	$0.20	$0.035
December 31, 2007	$0.60	$0.13

(b)	Two most recent full financial years and subsequent period (January 1, 2010 to April 30, 2012) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
April 1, 2012 to April 30, 2012	$0.003	$0.003
March 31, 2012	$0.045	$0.0122
December 31, 2011	$0.0121	$0.0022
September 30, 2011	$0.0025	$0.0022
June 30, 2011	$0.20	$0.0025
March 31, 2011	$0.05	$0.025
December 30, 2010	$0.07	$0.008
September 30, 2010	$0.12	$0.07
June 30, 2010	$0.27	$0.05
March 31, 2010	$0.27	$0.07

(c)           Recent six months (December, 2011 to May, 2012) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
May, 2012	$0.llllll025	$0.0025
April, 2012	$0.025	$0.025
March, 2012	$0.025	$0.025
February, 2012	$0.05	$0.025
January, 2012	$0.05	$0.05
December, 2011	$0.0121	$0.0022

Our common shares are issued in registered form.  Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone:  775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares.  On April 30, 2012, there were approximately 360 shareholders of our common shares and 34,548,368 shares outstanding.

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

D. Selling Shareholders

Not applicable

E.  Dilution

Not applicable

F.  Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

The Company has an authorized share capital of 100,000,000 common shares with a par value of $0.001 per share.  The Company currently has 34,548,368 common shares issued and outstanding as fully paid and non assessable.  The Company issued 8,600,000 common shares on April 17, 2012.

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

Not applicable.

G. Statement by Experts

Not applicable.

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

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2011, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer.  Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2011 because we identified material weaknesses in our internal control over financial reporting as described below.  There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2011 to December 31, 2011, our Company’s financial resources were managed directly by our director in Vancouver, British Columbia and reviewed by our C.F.O. in Anguilla, B.W.I.  Our director was the only signatory on our one account.  All of our financial transactions were initiated by our director, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis.  Our Company is relatively inactive and processes a small number of checks and other financial transactions each month.  Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities.  For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis.  The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2012 fiscal year end on December 31, 2012.

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2011.  Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).  Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2011 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2011:

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the period ended December 31, 2011, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000.  For the period ended December 31, 2010, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000.

Audit Related Fees

For the periods ended December 31, 2011 and 2010, the aggregate fees billed for assurance and related services by Peterson Sullivan LLP relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00.

Tax Fees

For the period ended December 31, 2011, the aggregate fees to Peterson Sullivan LLP for other non-audit professional services, other than those services listed above, was $0.00.  For the period ended December 31, 2010, the aggregate fees paid to Peterson Sullivan LLP for tax compliance professional services, other than those services listed above, was $0.00.

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

Not applicable.

Item 16E. PHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

The independent member of the Board of the Company is:

●	Roger Thomas

The non-independent members of the Board of the Company are:
●	Nicholas W. Baxter, President and Chief Executive Officer
●	Gerald R. Tuskey

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

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Gerald R. Tuskey	CellStop Systems Inc. Opal Energy Corp.
Nicholas W. Baxter	Lexaria Corp. Dakar Resource Corp.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

The Company’s financial statements have been prepared on the basis of US GAAP.  Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F Annual Report.

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm of Peterson Sullivan LLP dated May 15, 2012

Balance Sheets as of December 31, 2011 and 2010

Statements of Operations and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2011

Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2011, 2010 and 2009 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2011

Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2011

Notes to Financial Statements

Item 18. FINANCIAL STATEMENTS

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

EURASIA ENERGY LIMITED
Dated:	May 15, 2012	Per:
/s/Nicholas W. Baxter
Nicholas W. Baxter,
President and Chief Executive Officer

Per:
/s/Graham Crabtree
Graham Crabtree,
Chief Financial Officer

EURASIA ENERGY LIMITED
(An exploration stage company)

Financial Statements
(Expressed in U.S. Dollars)

December 31, 2011

Index

Balance Sheets

Statements of Operations and Comprehensive Income

Statements of Stockholders’ Equity

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Eurasia Energy Limited

Aberdeenshire, U.K. Scotland

We have audited the accompanying balance sheets of Eurasia Energy Limited (an exploration stage company) ("the Company") as of December 31, 2011 and 2010, and the related statements of operations and comprehensive income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) to December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurasia Energy Limited (an exploration stage company) as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) to December 31, 2011, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited operations and has sustained operating losses resulting in an accumulated deficit at December 31, 2011. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN

Seattle, Washington

May 15, 2012

EURASIA ENERGY LIMITED
(an exploration stage company)

BALANCE SHEETS
December 31, 2011 and 2010

(Expressed in U.S. Dollars)	2011	2010

ASSETS
Current assets
Cash	$228,439	$298,611
Prepaid expenses	16,156	30,875
Total current assets	244,595	329,486

Capital assets, net (Note 6)	-	5,001

Total assets	$244,595	$334,487

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued expenses	$4,411	$5,887
Accounts payable and accrued expenses - related party	435,776	7,786
Total current liabilities	440,187	13,673

Stockholders' equity (deficit) (Note 7)
Common stock, par value $0.001, authorized 100,000,000
shares; issued and outstanding shares
(2011: 25,948,368; 2010: 25,948,368)	25,948	25,948
Additional paid-in capital	6,675,080	6,665,117
Accumulated deficit	(9,066)	(9,066)
Deficit accumulated during the exploration stage	(6,887,554)	(6,361,185)

Total stockholders' equity (deficit)	(195,592)	320,814

Total liabilities and stockholders' equity (deficit)	$244,595	$334,487

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the years ended December 31, 2011, 2010 and 2009, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2011

				Cumulative
				During the
				Exploration
(Expressed in U.S. Dollars)	2011	2010	2009	Stage

Revenue	$-	$-	$-	$-

Expenses
Consulting	-	4,455	12,640	286,177
Data acquisition cost	-	-	-	19,300
Director and management fees - related party (Note 8)	445,000	15,000	230,000	864,583
General and administrative	44,859	58,548	95,313	624,956
General and administrative - related party (Note 8)	10,736	9,398	11,563	86,095
General and administrative - stock-based compensation (Note 7)	9,963	19,800	42,075	4,318,349
Litigation expenses	-	6,579	109,717	711,444
Travel	15,811	18,500	15,647	299,654
	526,369	132,280	516,955	7,210,558

Operating Loss	(526,369)	(132,280)	(516,955)	(7,210,558)

Other income and expenses
Other income (Note 9)	-	270,000	-	270,000
Interest income	-	-	128	53,004

Net income (loss) and comprehensive income (loss)	$(526,369)	$137,720	$(516,827)	$(6,887,554)

Net loss per common share (Note 5)
-basic	$(0.02)	$0.01	$(0.02)
-fully diluted	$(0.02)	$0.01	$(0.02)

Weighted average number of common (Note 5) shares outstanding
-basic	25,948,368	25,943,893	24,315,035
-fully diluted	25,948,368	26,302,984	24,315,035

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2011, 2010 and 2009, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2011

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional	Accumulated	Exploration	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Stage	Equity

Balance, November 28, 2005	20,065,135	$20,065	$204,326	$(9,066)	$-	$215,325

Net loss				-	(13,598)	(13,598)

Balance, December 31, 2005	20,065,135	20,065	204,326	(9,066)	(13,598)	201,727

Issuance of common stock and warrants, February 2006	250,000	250	749,750	-	-	750,000

Stock-based compensation expense	-	-	3,675,633	-	-	3,675,633

Net loss	-	-	-	-	(4,099,012)	(4,099,012)

Balance, December 31, 2006	20,315,135	20,315	4,629,709	(9,066)	(4,112,610)	528,348

Common stock issued for cash, August 2007	4,000,000	4,000	596,000	-	-	600,000

Warrants issued with common stock	-	-	400,000	-	-	400,000

Stock-based compensation expense	-	-	472,009	-	-	472,009

Net loss	-	-	-	-	(1,372,674)	(1,372,674)

Balance, December 31, 2007	24,315,135	24,315	6,097,718	(9,066)	(5,485,284)	627,683

Cancellation of shares by exercise of dissent rights	(100)	-	(45)	-	-	(45)

Stock-based compensation expense	-	-	98,869	-	-	98,869

Net loss	-	-	-	-	(496,794)	(496,794)

Balance, December 31, 2008	24,315,035	$24,315	$6,196,542	$(9,066)	$(5,982,078)	$229,713

Stock-based compensation expense	-	-	42,075	-	-	42,075

Net loss	-	-	-	-	(516,827)	(516,827)

Balance, December 31, 2009	24,315,035	$24,315	$6,238,617	$(9,066)	$(6,498,905)	$(245,039)

Issuance of shares for debt settlement	1,633,333	1,633	406,700	-	-	408,333

Stock-based compensation expense	-	-	19,800	-	-	19,800

Net income	-	-	-	-	137,720	137,720

Balance, December 31, 2010	25,948,368	$25,948	$6,665,117	$(9,066)	$(6,361,185)	$320,814

Stock-based compensation expense	-	-	9,963	-	-	9,963

Net loss	-	-	-	-	(526,369)	(526,369)

Balance, December 31, 2011	25,948,368	$25,948	$6,675,080	$(9,066)	$(6,887,554)	$(195,592)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011, 2010 and 2009, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2011

				Cumulative
				During the
				Exploration
(Expressed in U.S. Dollars)	2011	2010	2009	Stage

Cash flows from (used in) operating activities
Net Income (Loss)	$(526,369)	$137,720	$(516,827)	$(6,887,554)
Adjustments to reconcile net income (loss) to
net cash flows from operating activities
General and administrative - stock-based compensation	9,963	19,800	42,075	4,318,349
Depreciation	5,001	15,308	15,308	76,540
Change in operating assets and liabilities
Accounts receivable, related party	-	-	-	5,000
Interest receivable	-	-	29	-
Prepaid expenses	14,719	(28,497)	9,574	(16,156)
Accounts payable and accrued expenses	(1,476)	(51,492)	34,773	3,811
Accounts payable and accrued expenses - related party	427,990	53,102	215,007	844,109
Net cash provided by (used in) operating activities	(70,172)	145,941	(200,061)	(1,655,901)

Cash flows used in investing activities
Fixed assets addition	-	-	-	(76,540)
Cash used in investing activities	-	-	-	(76,540)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	-	-	-	1,749,955
Cash provided by financing activities	-	-	-	1,749,955

Increase (decrease) in cash	(70,172)	145,941	(200,061)	17,514

Cash, beginning of period	298,611	152,670	352,731	210,925

Cash, end of period	$228,439	$298,611	$152,670	$228,439

Non Cash Transaction:

Stock issued for debt settlement	$-	$408,333	$-	$408,333

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

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

Note 2 - Going Concern Uncertainties

The Company is an exploration stage company as defined by accounting principles generally accepted in the United States. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplate continuation of the Company as a going concern.  However, the Company has limited operations and has sustained operating losses in recent years resulting in an accumulated deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheets is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 2 - Going Concern Uncertainties - Continued

The Company has incurred losses from operations and has an accumulated deficit of $6,887,554 from the effective date of the exploration stage (November 28, 2005) to December 31, 2011.  The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

(b)           Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

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

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 3 – Significant Accounting Policies - Continued

(e)           Mineral Properties and Exploration Expenses

Acquisition and exploration costs are charged to operations as incurred until such time that proven reserves are discovered.  From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2011 and 2010, the Company did not have proven reserves.

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

The Company reports a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return.  Estimated interest and penalties, if any, are recorded as a component of income taxes. No liability has been recorded for uncertain tax positions, or related interest or penalties.  The 2008 tax return remains open and subject to audit.

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

For the years ended December 31, 2011 and 2009, all loss per share amounts in the financial statements are basic loss per share. 4,950,000 and 3,950,000 dilutive stock options for the years ended December 31, 2011 and 2009 respectively are not included in the computation of diluted loss per share because to do so would be anti-dilutive.

(h)           Legal Proceedings

The Company accrues for estimated losses from legal actions or claims, including legal expenses, when a loss is determined to be probable and the amount can be reasonably estimated. There were no accruals for estimated losses for legal actions as of December 31, 2011 and 2010.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 3 – Significant Accounting Policies - Continued

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

(k)           Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired. Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of December 31, 2011 and 2010.

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

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 4 - Recent Accounting Pronouncements

(a)	Recent accounting pronouncements adopted during the period:

(i)           Amendments to Certain Recognition and Disclosure Requirements

On January 1, 2011, the  Company adopted FASB issued ASC No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which eliminates the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events.  The adoption of ASC No. 2010-09 did not have a material impact on the Company’s financial statements.

(ii)	Stock Compensation - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

On January 1, 2011, the Company adopted FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718) – Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The adoption of this standard did not have a material impact on the Company’s results of operation or financial position.

(iii)         Disclosures about Credit Quality of Financing Receivables and the Allowance for Credit Losses

On January 1, 2011, the Company adoted ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. ASU 2010-20 amends Topic 310 to provide greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The adoption of ASU 2010-20 did not have a material effect on the Company’s results from operations or financial position as it only impacts the required disclosures.

(iv)	When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

On January 1, 2011, the Company adopted ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”).  The amendments in ASU 2010-28 affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in ASU 2010-28 modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The adoption did not have a material effect on the financial statements.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 4 - Recent Accounting Pronouncements - Continued

(a)           Recent accounting pronouncements adopted during the period - Continued:

(v)           Business Combination

On January 1, 2011, the Company adopted ASU 2010-29, “Business Combinations (Topic 805)”.  ASU 2010-29 is intended to address diversity in practice regarding pro forma revenue and earnings disclosure requirements for business combinations.  ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis.  Adoption of ASU 2010-29 did not have a material effect on the Company’s financial statements.

(b)           Recent accounting pronouncements not yet implemented:

(i)           Fair Value Measurement

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”.  The amendments in this update are the result of the work of the FASB and the International Accounting Standards Board (“IASB”) to develop common requirements for measuring fair value and for disclosing information about fair value measurements.  The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements.  The amendments clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy in order to increase the comparability of disclosures between reporting entities applying U.S. GAAP and those applying IFRSs.  Additionally, the amendments expand the disclosures for fair value measurements categorized within Level 3 where a reporting entity will need to include the valuation processes used and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any.  For many of the requirements, the FASB does not intend for the amendments to result in a change in the application of the requirements in ASC Topic 820.  The amendments in this update are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011.  The adoption of this update will not have a material impact on our financial position, results of operations or cash flows.

(ii)          Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”.  The amendments in this update eliminate the current option to report other comprehensive income and its components in the statements of shareholders’ equity.  Instead, an entity will be required to present either a single continuous statement of net income and other comprehensive income or in two separate, but consecutive statements.  The amendments in this update are to be applied retrospectively and are effective for interim and annual periods beginning after December 15, 2011.  The new guidance will be effective for the Company beginning January 1, 2012 and will have presentation changes only.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 4 - Recent Accounting Pronouncements - Continued

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

For 2011 and 2009, all loss per share amounts in the financial statements are basic loss per share because the inclusion of stock options and warrants outstanding would be antidilutive.

The computation of basic and diluted earnings (loss) per share as follows for the years ended December 31:

	2011	2010	2009

Numerator - net income (loss) available to common stockholders	$(526,369)	$137,720	$(516,827)

Denominator - weighted average number of common shares outstanding	25,948,368	25,943,893	24,315,035

Dilutive common stock equivalents - stock options	—	359,091	—

Denominator - weighted average number of fully diluted common shares outstanding	25,948,368	26,302,984	24,315,035

Basic earnings (loss) per common share	$(0.02)	$0.01	$(0.02)

Diluted earnings (loss) per common share	$(0.02)	$0.01	$(0.02)

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 6 - Capital Assets

Capital assets consist of the following at December 31, 2011 and 2010:

	2011	2010

Motor vehicle	$74,500	$74,500
Office equipment	2,040	2,040
	76,540	76,540
Less: Accumulated depreciation	(76,540)	(71,539)
	$—	$5,001

Depreciation charged to operations for the years ended December 31, 2011 and 2010 and the period from the effective date of the exploration stage to December 31, 2011, amounted to $5,001, $15,308, and $76,540, respectively.

Note 7 - Common Stock, Warrants and Options

(a)	Common Stock

On January 1, 2010, the Company settled the payment of $408,333 in accounts payable and accrued expenses owed to management and consultants through the issuance of 1,633,333 common shares at a deemed price of $0.25 per share.

No common stock was issued during the year ended December 31, 2011.

(b)	Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2011 and 2010.

During the year ended December 31, 2011, the Company did not have any share purchase warrants issued, cancelled or exercised.

(c)	Options

The Company allots 2,000,000 common shares for issuance under the 2007 Stock Option Plan. The stock options granted to any one optionee should not exceed 1,000,000 shares.

On June 1, 2011, the Board of Directors adopted the 2011 Stock Option Plan (the “2011 Plan”) which allocates 3,000,000 common shares for issuance under the 2011 Plan.

On June 1, 2011, the Company granted 2,500,000 stock options under its 2011 Plan to directors, officers, employees and consultants at $0.05 each, expiring on June 1, 2016.  The options vested immediately. The fair value of the 2,500,000 options granted was estimated at $0.0025 each, for a total of amount of $6,250, by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 666.60%, risk-free interest rates of 1.60%, and expected lives of 5.0 years.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 7 - Common Stock, Warrants and Options - Continued

(c)	Options - Continued

The movement of options is summarized as follows:

		Weighted
		average
	Number of options	exercise price

Balance, December 31, 2010 and 2009	3,950,000	$0.10
Granted	2,500,000	0.05
Cancelled	(1,500,000)	0.10
Balance, December 31, 2011	4,950,000	0.07

The following table summarizes information about stock options outstanding at December 31, 2011:

		Weighted
Weighted	Number	Average	Number
Average	Outstanding at	Remaining	Exercisable at	Average
Exercise	December 31,	Contractual	December 31,	Intrinsic
Price	2011	Life (Years)	2011	Value

$0.05	2,500,000	4.42	2,500,000	$—
0.10	2,450,000	0.46	2,450,000	—
	4,950,000	2.46	4,950,000

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of the period ended December 31, 2011 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. Total intrinsic value of options exercised was $nil (December 31, 2010: $nil) for the year ended December 31, 2011.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 7 - Common Stock, Warrants and Options - Continued

(c)	Options - Continued

A summary of the Company’s unvested stock options and changes during the years ended December 31, 2011 and 2010 is as follows:

	Number of options	Fair value per share

Nonvested, December 31, 2009	660,000	0.18
Vested	(330,000)	0.18
Nonvested, December 31, 2010	330,000	0.18
Vested	(330,000)	0.18
Nonvested, December 31, 2011	—	0.18

At December 31, 2011, the fair value of the unvested options amounted to $nil. The unrecognized stock based compensation expenses in relation to the unvested options amounted to $nil.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

Note 8 - Related Party Transactions

During the years ended December 31, 2011, the Company paid corporate and administrative service charges of $10,736 (2010: $9,398; 2009: $11,563) to a law firm of which a director of the Company is the owner.

During the years ended December 31, 2011, the Company paid/accrued director fees of $15,000 (2010: $15,000; 2009: $15,000) to a director.

During the years ended December 31, 2011, the Company accrued management fees of $430,000 (2010: $nil; 2009: $215,000) to two directors.

See also Note 7(a).

Note 9 – Other Income

Other income was the reimbursement received from Commonwealth for 51% of certain of the Company’s agreed third party costs incurred according to the Participation Agreement mentioned in Note 1.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2011

Note 10 – Income Tax

The Company was liable for taxes in United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

As of December 31, 2011 and 2010, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

For U.S. tax reporting purpose, the Company has available net operating loss carryforwards of approximately $2,579,168 for tax purposes to offset future taxable income which expires commencing 2025 through the year 2029. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforward is approximately $450,000 (2010: $450,000). The Company has provided a full valuation allowance against the deferred tax asset. The Company has adjusted the previously stated deferred tax asset arising from U.S. net operating losses and the corresponding valuation allowance. There were no effects to net income (loss) as a result of these adjustments.

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

Note 11 – Subsequent Events

On April 17, 2012, the Company issued 8,600,000 shares at a price of $0.05 each to two officers of the Company for settlement of their salaries of $430,000 for the year ended December 31, 2011.