Form 20-F
period 2012-12-31
EURASIA ENERGY LTD
filed 2013-05-10
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal Period Ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. Date of event requiring this shell company report __________

Commission File Number:  000-50608

EURASIA ENERGY LIMITED
(Exact name of Registrant as specified in its charter)

ANGUILLA, BRITISH WEST INDIES
(Jurisdiction of incorporation or organization)

294 Heywood House, Anguilla, B.W.I.
(Address of principal executive offices)

Mr. Graham Crabtree
(T):  (264) 497-6468; (F) (264) 497-6800
294 Heywood House, Anguilla, B.W.I.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value	OTC-QB
(Title of Class)	(Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2012:  34,548,368 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

PART I

Item 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

Not applicable

B.           Advisers

Not applicable

C.           Auditors

The independent auditors for the Company are Peterson Sullivan, LLP, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Company’s December 31, 2012, 2011 and 2010 year ends.

Item 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.              KEY INFORMATION

A.           Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. The Company has selected a December 31 year end. The Company’s selected historical financial data for the periods from January 1, 2008 to December 31, 2008 (audited), January 1, 2009 to December 31, 2009 (audited), January 1, 2010 to December 31, 2010 (audited), January 1, 2011 to December 31, 2011 (audited) and January 1, 2012 to December 31, 2012 (audited) are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company for the period January 1, 2008 to December 31, 2008, January 1, 2009 to December 31, 2009, January 1, 2010 to December 31, 2010, January 1, 2011 to December 31, 2011 and January 1, 2012 to December 1, 2012 have been audited by the Company’s current auditor, Peterson Sullivan LLP, independent registered public accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from Jan. 1, 2008 to Dec. 31, 2008	Period from Jan. 1, 2009 to Dec. 31, 2009	Period from Jan. 1, 2010 to Dec. 31, 2010	Period from Jan. 1, 2011 to Dec. 31, 2011	Period from Jan. 1, 2012 to Dec. 31, 2012
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total Assets	$400,329	$175,357	$334,487	$244,595	$149,573
Operating Revenue	-	-	-	-	-
Net working capital (deficit)	$194,096	$(265,348)	$315,813	$(195,592)	$142,427
Shareholders’ Equity (deficit)	$229,713	$(245,039)	$320,814	$(195,592)	$142,427
Net Income (Loss) (from operations)	$(496,794)	$(516,827)	$137,720	$(526,369)	$(99,631)
Income (Loss) per share (basic and diluted)	($0.02)	$(0.02)	$0.01	$(0.02)	$(0.00)
Weighted average number of common shares (basic)	24,315,051	24,315,035	25,948,368	25,948,368	32,010,663

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

We have incurred significant net losses and negative cash flow from operations since our inception. We reported net loss of $99,631 in 2012. We will expect to continue to incur losses in 2013 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether. The auditors’ report on the December 31, 2012 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

The future success of our Company depends on certain key members of management. We are currently dependent on our President and Chief Executive Officer, Nicholas W. Baxter, for our development plans. Mr. Baxter has extensive oil and gas exploration experience and contacts and his departure would result in our Company ceasing to operate as an oil and gas exploration company.

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

Our plan of operation was focused on securing a project in the Republic of Azerbaijan. We have failed to secure this project and are seeking alternate opportunities.

Our company has exhausted all currently available avenues for advancing its interest in the Alyat Deniz Project in Azerbaijan which has been our primary focus from 2005. Despite our management team’s experience and past success in Azerbaijan and an inclusion of experienced and well financed participating partners, we have not attained our goal and our company does not consider it prudent to continue to compete for this project. Accordingly, the Company is seeking a new oil and gas exploration project and is competing against larger, better financed and more experienced companies. The likelihood of our company obtaining an interest in an alternate project is uncertain.

Our shares are considered Penny Stock and are subject to the Penny Stock rules, which may adversely affect your ability to sell your shares.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving Penny Stock. Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our shares are deemed to be Penny Stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

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

In November, 2006, management met with SOCAR officials in Baku and notified SOCAR in writing that the Company had completed its development plan and was ready to enter into negotiations for the main principals of the ERDPSA. Management was informed by SOCAR officials that the lawsuit brought against our Company by Commonwealth Oil & Gas Company Limited (“Commonwealth”) materially prejudiced our Company’s opportunity to extend the MOU. Despite having completed our development plan in 2006 and being ready, willing and able to commence negotiations on the main principals of the ERDPSA before the MOU expired, SOCAR declined to negotiate with our Company and the MOU expired on December 7, 2006.

In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000. These proceeds have been sufficient to fund our ongoing operations. These proceeds should also be sufficient to pay our general and administrative expenses through 2013. We will continue to conserve our cash reserves through 2013.

On February 10, 2010, Eurasia, Commonwealth, Arawak Energy Limited (“Arawak”) and Nicholas W. Baxter (“Baxter”) signed a participation agreement (the “Participation Agreement”) which brought final resolution to the litigation proceedings among Eurasia, Baxter, Arawak and Commonwealth which had been ongoing since 2006. The Participation Agreement sought to establish the terms upon which the parties would co-operate with each other to identify and seek to obtain a direct or indirect interest in an upstream oil and gas project in the Azerbaijan Republic. As prescribed under the Participation Agreement, Eurasia was reimbursed by Commonwealth for 51% of Eurasia’s agreed third party costs incurred to date in connection with its attempts to obtain an upstream oil and gas project in the Azerbaijan Republic.

As of the end of the fiscal year ended December 31, 2012, Eurasia management is of the view that Eurasia has exhausted all currently available avenues for advancing its interest in the Alyat Deniz project in Azerbaijan. Since first identifying the Alyat Deniz Project, Eurasia has faced competition on various fronts from more advanced and well financed companies vying to establish or expand their oil and gas holdings in the region. Despite our management team’s experience and past success in Azerbaijan and the inclusion of experienced and well financed participating partners, we have not attained our goal and our company does not consider it prudent to continue to compete for this project. Management remains interested in developing new projects in Azerbaijan in the future and values the relationships which have been forged in the country for years. Management will continue to assess its oil and gas industry contacts with a view to potentially sourcing a new project which will benefit from the inclusion of Eurasia as a publicly traded investment platform.

Our Company’s entry into the MOU with SOCAR and change of business did not result in the issuance of any equity or debt securities by our Company. The transaction did not constitute a reverse takeover or “back door listing”.

We do not expect any changes in the number of our employees over the next 12 months. We will not be purchasing any plant or significant equipment over the next 24 months. We have sufficient funds on hand for operations through 2013. Our current management team will satisfy our requirements for the next 24 months. Our President and C.E.O., Mr. Nicholas W. Baxter, works full time on our Company's affairs. Our C.F.O., Mr. Graham Crabtree, spends approximately 10 hours per month on our Company's affairs.

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

D.           Property, Plant and Equipment

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

A.           Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2012, 2011 and 2010 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

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

	For the Years Ended December 31
	2010	2011	2012
REVENUE:
Sales	-	-	-
Gross Profit:	-	-	-
EXPENSES:
Litigation	$6,579	$0	$0
General & Administration fees	$87,746	$65,558	$45,874
Travel	$18,500	$15,811	$27,177
Consulting	$4,455	$0	$16,580
Director/Management Fees	$15,000	$445,000	$15,000
Loss before other items:	$(132,280)	$(526,369)	$(104,631)
Other Items:
Interest income	$0	$0	$0
Other Income	$270,000	$0	$5,000
Net income/(loss) for the year:	$137,720	$(526,369)	$(99,631)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue and Other Income

We do not expect any revenues for the foreseeable future. Other income for 2012 represents the gain on disposal of a vehicle.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2012 were $104,631 compared to $526,369 for the year ended December 31, 2011. The significant decrease in the current year was primarily due to the re-arrangement of executive compensation for the Company’s C.E.O. and C.F.O.

The Company’s general and administrative expenses for the year ended December 31, 2012 were $26,928 compared to $44,859 for the year ended December 31, 2011. This decrease in general and administrative expenses of $17,931 for the year ended December 31, 2012 was primarily due to reduced operational costs in Baku, Azerbaijan as management of the Company remained unable to generate positive progress on the Company’s ERDPSA.

The Company’s directors’ and management fees for the year ended December 31, 2012 were $15,000 compared to $445,000 for the year ended December 31, 2011. This decrease in directors’ and officers’ fees for the year ended December 31, 2012 was primarily due to the re-arrangement of executive compensation for the Company’s C.E.O. and C.F.O.

Net Income

The Company’s net loss for the year ended December 31, 2012 was $99,631 compared to a net loss of $526,369 for the year ended December 31, 2011. The higher loss for 2011 was attributable to the re-establishment of executive compensation for the Company’s C.E.O. and C.F.O.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue and Other Income

Our Company had other income of $Nil in fiscal 2011 and $270,000 for the fiscal year ended December 31, 2010. The other income in 2010 was attributable to the reimbursement of expenses received from Commonwealth under the Participation Agreement. We do not expect any revenues for the foreseeable future.

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

Net Income (Loss)

The Company’s net loss for the year ended December 31, 2011 was $526,369 compared to a net income of $137,720 for the year ended December 31, 2010. The income in 2010 was attributable to the reimbursement of $270,000 in expenses received from Commonwealth under the Participation Agreement.

B.           Liquidity and Capital Resources

As at December 31, 2012, the Company had cash in the amount of $148,698.

The Company estimates its operating costs for the next 12 months will include $20,000 for travel and $15,000 for office, administrative and business development. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances. The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project. These conditions make it extremely difficult for the Company to access additional equity or debt financing. Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2012.

It is the Company’s opinion that it has sufficient working capital to meet its requirements for the next 12 months. The Company’s executive officers and FSU Manager were granted salaries in 2008 at competitive market levels. The Company’s officers and manager voluntarily agreed to accrue their salaries only for a six month period in 2009 while they were actively engaged in pursuing the Company’s business opportunities in Azerbaijan. The Company’s officers and manager took no cash compensation from the Company in 2010 and waived their salary entitlement in 2010 entirely. Salaries of $430,000 were accrued in 2011 but not paid in cash. These salaries were settled for shares of the Company at $0.05 per share on April 17, 2012. $15,000 was paid in director’s fees. The Company’s officers and manager took no cash compensation from the Company in 2012.

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

G.           Safe Harbor

Not applicable

Item 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Position	Other Reporting Companies In Canada or the United States
		Company	Position
Nicholas W. Baxter	President, Chief Executive Officer and Director	Lexaria Corp. (CNSX and OTC-QB) Dakar Resource Corp. (TSX-V)	Director Director
Gerald R. Tuskey	Director	Opal Energy Corp. (NEX) CellStop Systems Inc. (NEX) Dakar Resource Corp. (TSX-V)	Director Director Director
Roger Thomas	Director	N/A	N/A
Graham Crabtree	Chief Financial Officer	N/A	N/A

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

Gerald R. Tuskey has served as our Director since October 20, 2003. Mr. Tuskey also served as our Chief Financial Officer from October 20, 2003 to August 31, 2008. For the past 20 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia. Before establishing his own independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver. Mr. Tuskey has 27 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients. Mr. Tuskey is a former director and corporate secretary of A&B Geoscience Corporation. Mr. Tuskey takes primary responsibility for our Company's capital structuring, financing activities and corporate and regulatory filings and compliance.

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

Name and Principal Position		Annual Compensation			Long-term
	Year	Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2012	$Nil	$0	$0	$0	1,000,000 (1)	$0
Graham Crabtree C.F.O.	2012	$Nil	$0	$0	$0	125,000 (2)	$0

(1)	On April 2, 2012, Mr. Baxter was granted 1,000,000 incentive stock options at an exercise price of $0.05 for a period of five years.
(2)	On April 2, 2012, Mr. Crabtree was granted 125,000 incentive stock options at an exercise price of $0.05 for a period of five years.

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2012, the Company granted 2,550,000 stock options at an exercise price of $0.05 per share for a period of five years.

Compensation of Directors

The Company has one independent director, Mr. Roger Thomas. We define an “independent director” as one who does not serve as an officer or consultant or in any other capacity with our Company. Mr. Thomas received director’s fees in the amount of $3,750 on a quarterly basis in 2012. No director’s fees will be paid in 2013.

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

D.           Employees

As of December 31, 2012, the Company had no employees.

E.           Share Ownership

The following table lists as of April 30, 2013, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights. The Company has 5,050,000 stock options outstanding. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares 2,000,000 stock options (2)	21.9%
Gerald R. Tuskey	3,500,000 common shares 2,000,000 stock options (3)	10.1%
Roger Thomas	Nil 300,000 stock options (4)	0%
Graham Crabtree	6,788,333 common shares 125,000 stock options (5)	19.6%

(1)	The percentage ownership positions are based on 34,548,368 shares outstanding as of April 30, 2013.
(2)	1,000,000 stock options at an exercise price of $0.05 expiring on June 1, 2016 and 1,000,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(3)	1,000,000 stock options at an exercise price of $0.05 expiring on June 1, 2016 and 1,000,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(4)	150,000 stock options at an exercise price of $0.05 expire on June 1, 2016 and 150,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(5)	125,000 stock options at an exercise price of $0.05 expire on April 2, 2017.

Item 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of April 30, 2013, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeenshire, Scotland	7,573,364	21.9%
Graham Crabtree Anguilla, B.W.I.	6,788,333	19.6%
Gerald R. Tuskey Vancouver, B.C., Canada	3,500,000	10.1%

As of April 30, 2013, the Company had approximately 440 shareholders of record holding 34,548,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B.           Related Party Transactions

During the year ended December 31, 2012, the Company entered into the following related party transactions:

(a)	Corporate and administrative service charges of $11,296 to a law firm of which a director of the Company is the owner;
(b)	Director fees of $15,000 to a director of the Company; and
(c)	Management fees of $Nil to the officers of the Company.

C.           Interests of Experts and Counsel

Not applicable

Item 8.              FINANCIAL INFORMATION

A.           Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 17:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2012

Report of Independent Registered Public Accounting Firm of Peterson Sullivan LLP dated May 10, 2013

Balance Sheets as of December 31, 2012 and 2011

Statements of Operations for the years ended December 31, 2012, 2011 and 2010, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2012

Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2012, 2011 and 2010 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2012

Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2012

Notes to Financial Statements

B.           Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2012, there have been no significant changes in the Company’s operations.

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

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)	Five most recent full financial years (January 1, 2008 to December 31, 2012) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2012	$0.045	$0.0011
December 31, 2011	$0.20	$0.0022
December 31, 2010	$0.27	$0.008
December 31, 2009	$0.37	$0.005
December 31, 2008	$0.20	$0.035

(b)	Two most recent full financial years and subsequent period (January 1, 2011 to April 30, 2013) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
April 1, 2013 to April 30, 2013	$0.0061	$0.0061
March 31, 2013	$0.05	$0.0013
December 31, 2012	$0.005	$0.0011
September 30, 2012	$0.005	$0.005
June 30, 2012	$0.012	$0.005
March 31, 2012	$0.045	$0.0122
December 31, 2011	$0.0121	$0.0022
September 30, 2011	$0.0025	$0.0022
June 30, 2011	$0.20	$0.0025
March 31, 2011	$0.05	$0.025

(c)	Recent six months (December, 2012 to April, 2013) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
April, 2013	$0.0061	$0.0061
March, 2013	$0.05	$0.0013
February, 2013	$0.0012	$0.0013
January, 2013	$0.0013	$0.0013
December, 2012	$0.0012	$0.0011

Our common shares are issued in registered form. Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares. On April 30, 2013, there were approximately 440 shareholders of our common shares and 34,548,368 shares outstanding.

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

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving Penny Stock. Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

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

Item 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.           CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2012, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2012 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2012 to December 31, 2012, our Company’s financial resources were managed directly by our director in Vancouver, British Columbia and reviewed by our C.F.O. in Anguilla, B.W.I. Our director was the only signatory on our one account. All of our financial transactions were initiated by our director, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2013 fiscal year end on December 31, 2013.

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2012. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2012 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2012:

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

Item 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the period ended December 31, 2012, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000. For the period ended December 31, 2011, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000.

Audit Related Fees

For the periods ended December 31, 2012 and 2011, the aggregate fees billed for assurance and related services by Peterson Sullivan LLP relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00.

Tax Fees

For the period ended December 31, 2012, the aggregate fees to Peterson Sullivan LLP for other non-audit professional services, other than those services listed above, was $0.00. For the period ended December 31, 2011, the aggregate fees paid to Peterson Sullivan LLP for tax compliance professional services, other than those services listed above, was $0.00.

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

The independent member of the Board of the Company is:
•	Roger Thomas

The non-independent members of the Board of the Company are:
•	Nicholas W. Baxter, President and Chief Executive Officer
•	Gerald R. Tuskey

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

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Gerald R. Tuskey	CellStop Systems Inc. Opal Energy Corp. Dakar Resource Corp.
Nicholas W. Baxter	Lexaria Corp. Dakar Resource Corp.

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

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2012

Report of Independent Registered Public Accounting Firm of Peterson Sullivan LLP dated May 10, 2013	F-2

Balance Sheets as of December 31, 2012 and 2011	F-3

Statements of Operations for the years ended December 31, 2012, 2011 and 2010, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2012	F-4

Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2012, 2011 and 2010 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2012
F-5

Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2012	F-6

Notes to Financial Statements	F-7

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

EURASIA ENERGY LIMITED

Dated: May 10, 2013	Per:
/s/ Nicholas W. Baxter
Nicholas W. Baxter,
President and Chief Executive Officer

Per:
/s/ Graham Crabtree
Graham Crabtree,
Chief Financial Officer

EURASIA ENERGY LIMITED
(An exploration stage company)

Financial Statements
(Expressed in U.S. Dollars)

December 31, 2012

Peterson Sullivan llp

CERTIFIED PUBLIC ACCOUNTANTS 601 UNION STREET, SUIT 2300 SEATTLE, WASHINGTON 98101	Tel 206.382.7777 ● Fax 206.382.7700 www.pscpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Eurasia Energy Limited
Aberdeenshire, U.K. Scotland

We have audited the accompanying balance sheets of Eurasia Energy Limited (an exploration stage company) ("the Company") as of December 31, 2012 and 2011, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) to December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurasia Energy Limited (an exploration stage company) as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period then ended, and for the period from November 28, 2005 (the effective date of the exploration stage) to December 31, 2012, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited operations and has sustained operating losses resulting in an accumulated deficit at December 31, 2012. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
May 10, 2013

EURASIA ENERGY LIMITED
(an exploration stage company)

BALANCE SHEETS
December 31, 2012 and December 31, 2011

(Expressed in U.S. Dollars)	2012	2011

ASSETS
Current assets
Cash	$148,698	$228,439
Prepaid expenses	875	16,156
Total current assets	$149,573	$244,595

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued expenses	$3,300	$4,411
Accounts payable and accrued expenses - related party	3,846	435,776
Total current liabilities	7,146	440,187

Stockholders' equity (deficit) (Note 6)
Common stock, par value $0.001, authorized 100,000,000
shares; issued and outstanding shares
(2012: 34,548,368; 2011: 25,948,368)	34,548	25,948
Additional paid-in capital	7,104,130	6,675,080
Accumulated deficit	(9,066)	(9,066)
Deficit accumulated during the exploration stage	(6,987,185)	(6,887,554)

Total stockholders' equity (deficit)	142,427	(195,592)

Total liabilities and stockholders' equity (deficit)	$149,573	$244,595

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED (an exploration stage company)

STATEMENTS OF OPERATIONS For the years ended December 31, 2012, 2011 and 2010 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2012

				Cumulative
				During the
				Exploration
(Expressed in U.S. Dollars)	2012	2011	2010	Stage

Revenue	$-	$-	$-	$-

Expenses
Consulting Fees	6,580	-	4,455	302,757
Data acquisition cost	-	-	-	19,300
Director and management fees - related party (Note 7)	15,000	445,000	15,000	879,583
General and administrative	26,928	44,859	58,548	651,884
General and administrative - related party (Note 7)	11,296	10,736	9,398	97,391
General and administrative - stock-based compensation	7,650	9,963	19,800	4,325,999
Litigation expenses	-	-	6,579	711,444
Travel	27,177	15,811	18,500	326,831
	104,631	526,369	132,280	7,315,189

Operating Loss	(104,631)	(526,369)	(132,280)	(7,315,189)

Other income and expenses
Other income	5,000	-	270,000	275,000
Interest income	-	-	-	53,004

Net income (loss)	$(99,631)	$(526,369)	$137,720	$(6,987,185)

Net income (loss) per common share (Note 5)
-basic	$(0.00)	$(0.02)	$0.01
-fully diluted	$(0.00)	$(0.02)	$0.01

Weighted average number of common (Note 5)
shares outstanding
-basic	32,010,663	25,948,368	25,943,893
-fully diluted	32,010,663	25,948,368	26,302,984

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2012, 2011 and 2010 and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2012

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional	Accumulated	Exploration	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Stage	Equity

Balance, November 28, 2005	20,065,135	$20,065	$204,326	$(9,066)	$-	$215,325

Net loss				-	(13,598)	(13,598)

Balance, December 31, 2005	20,065,135	20,065	204,326	(9,066)	(13,598)	201,727

Issuance of common stock and warrants, February 2006	250,000	250	749,750	-	-	750,000

Stock-based compensation expense	-	-	3,675,633	-	-	3,675,633

Net loss	-	-	-	-	(4,099,012)	(4,099,012)

Balance, December 31, 2006	20,315,135	20,315	4,629,709	(9,066)	(4,112,610)	528,348

Common stock issued for cash, August 2007	4,000,000	4,000	596,000	-	-	600,000

Warrants issued with common stock	-	-	400,000	-	-	400,000

Stock-based compensation expense	-	-	472,009	-	-	472,009

Net loss	-	-	-	-	(1,372,674)	(1,372,674)

Balance, December 31, 2007	24,315,135	24,315	6,097,718	(9,066)	(5,485,284)	627,683

Cancellation of shares by exercise of dissent rights	(100)	-	(45)	-	-	(45)

Stock-based compensation expense	-	-	98,869	-	-	98,869

Net loss	-	-	-	-	(496,794)	(496,794)

Balance, December 31, 2008	24,315,035	$24,315	$6,196,542	$(9,066)	$(5,982,078)	$229,713

Stock-based compensation expense	-	-	42,075	-	-	42,075

Net loss	-	-	-	-	(516,827)	(516,827)

Balance, December 31, 2009	24,315,035	$24,315	$6,238,617	$(9,066)	$(6,498,905)	$(245,039)

Issuance of shares for debt settlement	1,633,333	1,633	406,700	-	-	408,333

Stock-based compensation expense	-	-	19,800	-	-	19,800

Net income	-	-	-	-	137,720	137,720

Balance, December 31, 2010	25,948,368	$25,948	$6,665,117	$(9,066)	$(6,361,185)	$320,814

Stock-based compensation expense	-	-	9,963	-	-	9,963

Net loss	-	-	-	-	(526,369)	(526,369)

Balance, December 31, 2011	25,948,368	$25,948	$6,675,080	$(9,066)	$(6,887,554)	$(195,592)

Issuance of shares for debt settlement	8,600,000	8,600	421,400	-	-	430,000

Stock-based compensation expense	-	-	7,650	-	-	7,650

Net loss	-	-	-	-	(99,631)	(99,631)

Balance, December 31, 2012	34,548,368	$34,548	$7,104,130	$(9,066)	$(6,987,185)	$142,427

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2012, 2011 and 2010 and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2012

				Cumulative
				During the
				Exploration
(Expressed in U.S. Dollars)	2012	2011	2010	Stage

Cash flows used in operating activities
Net income (loss)	$(99,631)	$(526,369)	$137,720	$(6,987,185)
Adjustments to reconcile net income (loss) to
net cash flows from operating activities
General and administrative - stock-based compensation	7,650	9,963	19,800	4,325,999
Gain on disposal of vehicle	(5,000)	-	-	(5,000)
Depreciation	-	5,001	15,308	76,540
Change in operating assets and liabilities
Accounts receivable, related party	-	-	-	5,000
Prepaid expenses	15,281	14,719	(28,497)	(875)
Accounts payable and accrued expenses	(1,111)	(1,476)	(51,492)	2,700
Accounts payable and accrued expenses - related party	(1,930)	427,990	53,102	842,179
Net cash provided by (used in) operating activities	(84,741)	(70,172)	145,941	(1,740,642)

Cash flows provided by (used in) investing activities
Proceeds on disposal of vehicle	5,000	-	-	5,000
Fixed assets addition	-	-	-	(76,540)
Cash provided by (used in) investing activities	5,000	-	-	(71,540)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	-	-	-	1,749,955
Cash provided by financing activities	-	-	-	1,749,955

Increase (decrease) in cash	(79,741)	(70,172)	145,941	(62,227)

Cash, beginning of period	228,439	298,611	152,670	210,925

Cash, end of period	$148,698	$228,439	$298,611	$148,698

Non-Cash Financing Transaction:

Stock issued for accounts payable and debt settlement	$430,000	$-	$408,333	$838,333

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

Note 1 - Organization

Eurasia Energy Limited (the “Company”) (an exploration stage company) is engaged in oil and gas exploration.

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

During 2012, the Company determined it had exhausted all avenues for advancing its interest in the Alyat – Deniz Project in Azerbaijan and as such, the Company will no longer pursue future development.

The Company's offices in Anguilla, B.W.I. and Aberdeenshire, Scotland are currently provided on a rent free basis. Due to limited Company operations, any facilities expenses (other than rent) are not material and have not been recognized in these financial statements.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

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

The Company has incurred losses from operations and has an accumulated deficit of $6,987,185 from the effective date of the exploration stage (November 28, 2005) to December 31, 2012. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

Note 3 – Significant Accounting Policies – Continued

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

(e)           Oil and Gas Properties

The Company follows the full cost method of accounting for its investments in oil and gas properties. Under the full cost method, all costs associated with the exploration of properties are capitalized into appropriate cost centers within the full cost pool. Internal costs that are capitalized are limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken and do not include any costs related to production, general corporate overhead, or similar activities. Cost centers are established on a country-by-country basis.

Capitalized costs within the cost centers are amortized on the unit-of-production basis using proved oil and gas reserves. The cost of investments in unproved properties and major development projects are excluded from capitalized costs to be amortized until it is determined whether or not proved reserves can be assigned to the properties. Until such a determination is made, the properties are assessed annually to ascertain whether impairment has occurred. The costs of drilling exploratory dry holes are included in the amortization base immediately upon determination that the well is dry.

For each cost center, capitalized costs are subject to an annual ceiling test, in which the costs shall not exceed the cost center ceiling. The cost center ceiling is equal to i) the present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus ii) the cost of properties not being amortized; plus iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less iv) income tax effects related to differences between the book and tax basis of the properties. If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the cost center ceiling, the excess is charged to expense and separately disclosed during the period in which the excess occurs.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

Note 3 – Significant Accounting Policies - Continued

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

(h)           Legal Proceedings

The Company accrues for estimated losses from legal actions or claims, including legal expenses, when a loss is determined to be probable and the amount can be reasonably estimated. There were no accruals for estimated losses for legal actions as of December 31, 2012 and December 31, 2011.

(i)           Stock-Based Compensation

The Company accounts for stock based compensation for all stock-based awards at fair value on the date of grant and recognizes compensation over the service period for awards expected to vest. The fair value of stock options is determined using the Black-Scholes valuation model with the assumptions disclosed in the notes to financial statements.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

Note 3 – Significant Accounting Policies - Continued

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

(k)            Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired. Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of December 31, 2012 and December 31, 2011.

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
December 31, 2012

Note 4 - Recent Accounting Pronouncements

(a)           Recent accounting pronouncements adopted during the period:

(i)           Fair Value Measurement

On January 1, 2012, the Company adopted ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. The amendments in this update are the result of the work of the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) to develop common requirements for measuring fair value and for disclosing information about fair value measurements. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy in order to increase the comparability of disclosures between reporting entities applying U.S. GAAP and those applying IFRSs. Additionally, the amendments expand the disclosures for fair value measurements categorized within Level 3 where a reporting entity will need to include the valuation processes used and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. For many of the requirements, the FASB does not intend for the amendments to result in a change in the application of the requirements in ASC Topic 820. The adoption of this update did not have a material impact on our financial position, results of operations or cash flows.

(ii)          Comprehensive Income

On January 1, 2012, the Company adopted ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. The amendments in this update eliminate the option to report other comprehensive income and its components in the statements of shareholders’ equity. Instead, an entity will be required to present either a single continuous statement of net income and other comprehensive income or in two separate, but consecutive statements. The new guidance has presentation changes only and currently does not have impact on the Company’s financial position, results of operations or cash flows.

(b)           Recent accounting pronouncements not yet adopted:

Disclosures About Offsetting Assets and Liabilities

In December, 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, in an effort to improve comparability between US GAAP and IFRS financial statements with regard to the presentation of offsetting assets and liabilities on the statement of financial position arising from financial and derivative instruments, and repurchase agreements. The ASU establishes additional disclosures presenting the gross amounts of recognized assets and liabilities, offsetting amounts, and the net balance reflected in the statement of financial position. Descriptive information regarding the nature and rights of the offset must also be disclosed. This guidance is effective as of the beginning of a fiscal year that begins after January 1, 2013. The adoption of the new guidance is not expected to have an impact on the Company’s financial statements.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

Note 4 - Recent Accounting Pronouncements - Continued

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

Note 5 - Earnings (Loss) per Share

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

For the years ended December 31, 2012 and 2011, all loss per share amounts in the financial statements are basic loss per share. 5,050,000 and 4,950,000 dilutive stock options for the years ended December 31, 2012 and 2011 respectively are not included in the computation of diluted loss per share because to do so would be anti-dilutive.

The computation of basic and diluted earnings (loss) per share as follows for the years ended December 31, 2012 and 2011:

	2012	2011	2010

Numerator - net income (loss) available to
common stockholders	$(99,631)	$(526,369)	$137,720

Denominator - weighted average
number of common shares outstanding	32,010,663	25,948,368	25,943,893

Dilutive common stock equivalents - stock options	-	-	359,091

Denominator - weighted average
number of fully diluted common shares
outstanding	32,010,663	25,948,368	26,302,984

Basic earnings (loss) per common share	$(0.00)	$(0.02)	$0.01

Diluted earnings (loss) per common share	$(0.00)	$(0.02)	$0.01

Note 6 - Common Stock, Warrants and Options

(a)           Common Stock

No common stock was issued during the year ended December 31, 2011.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

Note 6 - Common Stock, Warrants and Options - continued

On April 17, 2012, the Company issued 8,600,000 shares of common stock at a price of $0.05 each to two officers of the Company for settlement of their salaries of $430,000 for the year ended December 31, 2011. The fair value of the common stock amounted to $25,800 and no gain was recognized due to the related party nature of the transaction.

(b)           Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2012 and December 31, 2011.

During the years ended December 31, 2012 and 2011, the Company did not have any share purchase warrants issued, cancelled or exercised.

(c)           Options

The Company allots 2,000,000 common shares for issuance under the 2007 Stock Option Plan. The stock options granted to any one optionee may not exceed 1,000,000 shares.

On June 1, 2011, the Board of Directors adopted the 2011 Stock Option Plan (the “2011 Plan”) which allocates 3,000,000 common shares for issuance under the 2011 Plan.

On June 1, 2011, the Company granted 2,500,000 stock options under its 2011 Plan to directors, officers, employees and consultants with an exercise price of $0.05 each, expiring on June 1, 2016. The options vested immediately. The fair value of the 2,500,000 options granted was estimated at $0.0025 each, for a total of amount of $6,250, by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 666.60%, risk-free interest rates of 1.60%, and expected lives of 5.0 years.

On April 2, 2012, the Board of Directors adopted the 2012 Stock Option Plan (the “2012 Plan”) which allocates 3,000,000 common shares for issuance under the 2012 Plan.

On April 2, 2012, the Company granted 500,000 stock options under its 2011 Plan and 2,050,000 stock options under its 2012 Plan to directors, officers, employees and consultants with an exercise price of $0.05 each, expiring on April 2, 2017. The options vested immediately. The fair value of the 2,550,000 options granted was estimated at $0.0030 each, for a total of amount of $7,650, by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 294.13%, risk-free interest rates of 1.03%, and expected lives of 5.0 years.

The movement of options is summarized as follows:

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

Note 6 - Common Stock, Warrants and Options - continued

		Weighted
	Number of	average exercise
	options	price

Balance, December 31, 2010	3,950,000	$0.10
Granted	2,500,000	0.05
Cancelled	(1,500,000)	0.10
Balance, December 31, 2011	4,950,000	0.07
Granted	2,550,000	0.05
Cancelled	(2,450,000)	0.10
Balance, December 31, 2012	5,050,000	0.05

The following table summarizes information about stock options outstanding at December 31, 2012 and December 31, 2011:

	Number	Weighted	Number
Weighted	outstanding	average	exercisable
average	at	remaining	at	Average
exercise	December 31,	contractual	December 31,	instrinsic
price	2012	life (years)	2012	value

$0.05	5,050,000	3.88	5,050,000	$-
	5,050,000	3.88	5,050,000

	Number	Weighted	Number
Weighted	outstanding	average	exercisable
average	at	remaining	at	Average
exercise	December 31,	contractual	December 31,	instrinsic
price	2011	life (years)	2011	value

$0.05	2,500,000	4.42	2,500,000	$-
0.10	2,450,000	0.46	2,450,000	-
	4,950,000	2.46	4,950,000

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

Note 6 - Common Stock, Warrants and Options - continued

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of the year ended December 31, 2012 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. Total intrinsic value of options exercised was $nil (December 31, 2011: $nil) for the year ended December 31, 2012.

A summary of the Company’s unvested stock options and changes during the year ended December 31, 2012 and year ended December 31, 2011 is as follows:

	Number of	Fair value
	options	per share

Nonvested, December 31, 2010	330,000	$0.18
Vested	(330,000)	$0.18
Nonvested, December 31, 2011 and December 31, 2012	-

At December 31, 2012, the fair value of the unvested options amounted to $nil. The unrecognized stock based compensation expenses in relation to the unvested options amounted to $nil.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

Note 7 - Related Party Transactions

During the year ended December 31, 2012, the Company paid corporate and administrative service charges of $11,296 (2011: $10,736, 2010:$9,398) to a law firm of which a director of the Company is the owner.

During the year ended December 31, 2012, the Company paid/accrued director fees of $15,000 (2011: $15,000, 2010:$15,000) to a director.

During the year ended December 31, 2012, the Company accrued management fees of $nil (2011: $430,000, 2010:$nil) to two directors.

Note 8 – Other Income

Other income during 2010 was the reimbursement received from Commonwealth for 51% of certain of the Company’s agreed third party costs incurred according to the Participation Agreement mentioned in Note 1. Other income for 2012 represents the gain on the disposal of a vehicle.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2012

Note 9 – Income Tax

The Company was liable for taxes in United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

For 2012, 2011 and 2010, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

For U.S. tax reporting purpose, the Company has available net operating loss carryforwards of approximately $1,342,000 for tax purposes to offset future taxable income which expires commencing 2025 through the year 2027. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforwards is approximately $450,000. The Company has provided a full valuation allowance against the deferred tax asset.