Form 20-F
period 2013-12-31
EURASIA ENERGY LTD
filed 2014-04-30
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2013

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2013: 34,548,368 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Yes                   ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

PART I

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

Not applicable

B.           Advisers

Not applicable

C.           Auditors

The independent auditors for the Company are Peterson Sullivan, LLP, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Company’s December 31, 2013, 2012 and 2011 year ends.

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.           KEY INFORMATION

A.           Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. The Company has selected a December 31 year end. The Company’s selected historical financial data for the periods from January 1, 2009 to December 31, 2009 (audited), January 1, 2010 to December 31, 2010 (audited), January 1, 2011 to December 31, 2011 (audited), January 1, 2012 to December 31, 2012 (audited) and January 1, 2013 to December 31, 2013 (audited) are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company for the period January 1, 2009 to December 31, 2009, January 1, 2010 to December 31, 2010, January 1, 2011 to December 31, 2011, January 1, 2012 to December 31, 2012 and January 1, 2013 to December 1, 2013 have been audited by the Company’s current auditor, Peterson Sullivan LLP, independent registered public accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from Jan. 1, 2009 to Dec. 31, 2009	Period from Jan. 1, 2010 to Dec. 31, 2010	Period from Jan. 1, 2011 to Dec. 31, 2011	Period from Jan. 1, 2012 to Dec. 31, 2012	Period from Jan. 1, 2013 to Dec. 31, 2013
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total Assets	$175,357	$334,487	$244,595	$149,573	$108,065
Operating Revenue	-	-	-	-	-
Net working capital (deficit)	$(265,348)	$315,813	$(195,592)	$142,427	$104,665
Shareholders’ Equity (deficit)	$(245,039)	$320,814	$(195,592)	$142,427	$104,665
Net Income (Loss) (from operations)	$(516,827)	$137,720	$(526,369)	$(99,631)	$(37,762)
Income (Loss) per share (basic and diluted)	$(0.02)	$0.01	$(0.02)	$(0.00)	$(0.00)
Weighted average number of common shares (basic)	24,315,035	25,948,368	25,948,368	32,010,663	34,548,368

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

We have incurred significant net losses and negative cash flow from operations since our inception. We reported net loss of $37,762 in 2013. We will expect to continue to incur losses in 2014 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether. The auditors’ report on the December 31, 2013 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000. These proceeds have been sufficient to fund our ongoing operations. These proceeds should also be sufficient to pay our general and administrative expenses through 2014. We will continue to conserve our cash reserves through 2014.

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

As at the end of the fiscal year ended December 31, 2012, Eurasia management was of the view that Eurasia had exhausted all available avenues for advancing its interest in the Alyat Deniz project in Azerbaijan. Since first identifying the Alyat Deniz Project, Eurasia has faced competition on various fronts from more advanced and well financed companies vying to establish or expand their oil and gas holdings in the region. Despite our management team’s experience and past success in Azerbaijan and the inclusion of experienced and well financed participating partners, we have not attained our goal and our company does not consider it prudent to continue to compete for this project. Management remains interested in developing new projects in Azerbaijan in the future and values the relationships which have been forged in the country for years. Management will continue to assess its oil and gas industry contacts with a view to potentially sourcing a new project which will benefit from the inclusion of Eurasia as a publicly traded investment platform.

Our Company’s entry into the MOU with SOCAR and change of business did not result in the issuance of any equity or debt securities by our Company. The transaction did not constitute a reverse takeover or “back door listing”.

We do not expect any changes in the number of our employees over the next 12 months. We will not be purchasing any plant or significant equipment over the next 24 months. We have sufficient funds on hand for operations through 2014. Our current management team will satisfy our requirements for the next 24 months. Our President and C.E.O., Mr. Nicholas W. Baxter, currently works part time on our Company's affairs on an “as needed” basis. Our C.F.O., Mr. Graham Crabtree, spends approximately 10 hours per month on our Company's affairs.

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

A.           Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2013, 2012 and 2011 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

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

	For the Years Ended December 31
	2011	2012	2013
REVENUE:
Sales	-	-	-
Gross Profit:	-	-	-
EXPENSES:
Litigation	$0	$0	$0
General & Administration fees	$65,558	$45,874	$34,031
Travel	$15,811	$27,177	$3,731
Consulting	$0	$16,580	$0
Director/Management Fees	$445,000	$15,000	$0
Loss before other items:	$(526,369)	$(104,631)	$(37,762
Other Items:
Interest income	$0	$0	$0
Other Income	$0	$5,000	$0
Net income/(loss) for the year:	$(526,369)	$(99,631)	$(37,762)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2013 were $37,762 compared to $104,631 for the year ended December 31, 2012. The significant decrease in the current year was primarily due to abandonment of our project in Azerbaijan.

The Company’s general and administrative expenses for the year ended December 31, 2013 were $25,615 compared to $26,928 for the year ended December 31, 2012. This decrease in general and administrative expenses of $1,313 for the year ended December 31, 2013 was primarily due to reduced operational costs in Baku, Azerbaijan as management of the Company remained unable to generate positive progress on the Company’s Exploration, Rehabilitation, Development and Production Sharing Agreement (“ERDPSA”).

The Company’s directors’ and management fees for the year ended December 31, 2013 were $nil compared to $15,000 for the year ended December 31, 2012. This decrease in directors’ and officers’ fees for the year ended December 31, 2013 was primarily due to the re-arrangement of executive compensation for the Company’s independent director.

Net Income

The Company’s net loss for the year ended December 31, 2013 was $37,762 compared to a net loss of $99,631 for the year ended December 31, 2012. The higher loss for 2012 was attributable to the re-establishment of executive compensation for the Company’s C.E.O. and C.F.O. that was not continued in 2013.

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

Net Income

The Company’s net loss for the year ended December 31, 2012 was $99,631 compared to a net loss of $526,369 for the year ended December 31, 2011. The higher loss for 2011 was attributable to the re-establishment of executive compensation for the Company’s C.E.O. and C.F.O. which was not continued into 2012.

B.           Liquidity and Capital Resources

As at December 31, 2013, the Company had cash in the amount of $107,190.

The Company estimates its operating costs for the next 12 months will include $10,000 for travel and $10,000 for office, administrative and business development. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances. The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project. These conditions make it extremely difficult for the Company to access additional equity or debt financing. Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2013.

It is the Company’s opinion that it has sufficient working capital to meet its requirements for the next 12 months. The Company’s executive officers and FSU Manager were granted salaries in 2008 at competitive market levels. The Company’s officers and manager voluntarily agreed to accrue their salaries only for a six month period in 2009 while they were actively engaged in pursuing the Company’s business opportunities in Azerbaijan. The Company’s officers and manager took no cash compensation from the Company in 2010 and waived their salary entitlement in 2010 entirely. Salaries of $430,000 were accrued in 2011 but not paid in cash. These salaries were settled for shares of the Company at $0.05 per share on April 17, 2012. The Company’s officers and manager took no cash or stock compensation from the Company in 2013.

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

Gerald R. Tuskey has served as our Director since October 20, 2003. Mr. Tuskey also served as our Chief Financial Officer from October 20, 2003 to August 31, 2008. For the past 21 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia. Before establishing his own independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver. Mr. Tuskey has 28 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients. Mr. Tuskey is a former director and corporate secretary of A&B Geoscience Corporation. Mr. Tuskey takes primary responsibility for our Company's capital structuring, financing activities and corporate and regulatory filings and compliance.

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

Name and Principal Position	Year	Annual Compensation			Long-term
		Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2013	$Nil	$0	$0	$0	1,000,000 (1)	$0
Graham Crabtree C.F.O.	2013	$Nil	$0	$0	$0	125,000 (2)	$0

(1)	On April 2, 2012, Mr. Baxter was granted 1,000,000 incentive stock options at an exercise price of $0.05 for a period of five years.
(2)	On April 2, 2012, Mr. Crabtree was granted 125,000 incentive stock options at an exercise price of $0.05 for a period of five years.

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2013, the Company did not grant any stock options.

Compensation of Directors

The Company has one independent director, Mr. Roger Thomas. We define an “independent director” as one who does not serve as an officer or consultant or in any other capacity with our Company. No director’s fees were paid in 2013.

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

D.           Employees

As of December 31, 2013, the Company had no employees.

E.           Share Ownership

The following table lists as of April 30, 2014, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights. The Company has 5,050,000 stock options outstanding. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares 2,000,000 stock options (2)	21.9%
Gerald R. Tuskey	3,500,000 common shares 2,000,000 stock options (3)	10.1%
Roger Thomas	Nil 300,000 stock options (4)	0%
Graham Crabtree	6,788,333 common shares 125,000 stock options (5)	19.6%

(1)	The percentage ownership positions are based on 34,548,368 shares outstanding as of April 30, 2014.
(2)	1,000,000 stock options at an exercise price of $0.05 expiring on June 1, 2016 and 1,000,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(3)	1,000,000 stock options at an exercise price of $0.05 expiring on June 1, 2016 and 1,000,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(4)	150,000 stock options at an exercise price of $0.05 expire on June 1, 2016 and 150,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(5)	125,000 stock options at an exercise price of $0.05 expire on April 2, 2017.

Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of April 24, 2014, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeenshire, Scotland	7,573,364	21.9%
Graham Crabtree Anguilla, B.W.I.	6,788,333	19.6%
Gerald R. Tuskey Vancouver, B.C., Canada	3,500,000	10.1%

As of April 24, 2014, the Company had approximately 400 shareholders holding 34,548,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B.           Related Party Transactions

During the year ended December 31, 2013, the Company entered into the following related party transactions:

(a)	Corporate and administrative service charges of $8,416 to a law firm of which a director of the Company is the owner;
(b)	Director fees of $Nil to a director of the Company; and
(c)	Management fees of $Nil to the officers of the Company.

C.           Interests of Experts and Counsel

Not applicable

Item 8.           FINANCIAL INFORMATION

A.           Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 17:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2013

Report of Independent Registered Public Accounting Firm of Peterson Sullivan LLP dated April 30, 2014

Balance Sheets as of December 31, 2013 and 2012

Statements of Operations for the years ended December 31, 2013, 2012 and 2011, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2013

Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2013, 2012 and 2011 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2013

Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2013

Notes to Financial Statements

B.           Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2013, there have been no significant changes in the Company’s operations.

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

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)	Five most recent full financial years (January 1, 2009 to December 31, 2013) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2013	$0.099	$0.0013
December 31, 2012	$0.045	$0.0011
December 31, 2011	$0.20	$0.0022
December 31, 2010	$0.27	$0.008
December 31, 2009	$0.37	$0.005

(b)	Two most recent full financial years and subsequent period (January 1, 2012 to April 24, 2014) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
April 1, 2014 to April 24, 2014	$0.08	$0.02
March 31, 2014	$1.00	$0.0095
December 31, 2013	$0.045	$0.016
September 30, 2013	$0.099	$0.001
June 30, 2013	$0.0022	$0.0066
March 31, 2013	$0.05	$0.0013
December 31, 2012	$0.005	$0.0011
September 30, 2012	$0.005	$0.005
June 30, 2012	$0.012	$0.005
March 31, 2012	$0.045	$0.0122

(c)           Recent six months (December, 2013 to April, 2014) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
April, 2014	$0.08	$0.02
March, 2014	$0.07	$0.0095
February, 2014	$0.075	$0.01
January, 2014	$1.00	$0.013
December, 2013	$0.045	$0.016
November, 2013	$0.016	$0.016

Our common shares are issued in registered form. Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares. On April 24, 2014, there were approximately 400 shareholders of our common shares and 34,548,368 shares outstanding.

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

Item 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.         CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2013, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2013 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2013 to December 31, 2013, our Company’s financial resources were managed directly by our director in Vancouver, British Columbia and reviewed by our C.F.O. in Anguilla, B.W.I. Our director was the only signatory on our one account. All of our financial transactions were initiated by our director, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2014 fiscal year end on December 31, 2014.

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2013. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2013 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2013:

●
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

●
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

Item 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the period ended December 31, 2013, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000. For the period ended December 31, 2012, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000.

Audit Related Fees

For the periods ended December 31, 2013 and 2012, the aggregate fees billed for assurance and related services by Peterson Sullivan LLP relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00.

Tax Fees

For the periods ended December 31, 2013 and 2012, the aggregate fees to Peterson Sullivan LLP for other non-audit professional services, other than those services listed above, was $0.00. For the periods ended December 31, 2013 and 2012, the aggregate fees paid to Peterson Sullivan LLP for tax compliance professional services, other than those services listed above, was $0.00.

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

●	approved by our audit committee (which consists of our entire board of directors); or

●
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

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Gerald R. Tuskey	CellStop Systems Inc. Opal Energy Corp. Jericho Oil Corporation
Nicholas W. Baxter	Lexaria Corp. Jericho Oil Corporation

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

Item 16H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.         FINANCIAL STATEMENTS

The Company has elected to report under Item 18.

Item 18.         FINANCIAL STATEMENTS

The Company’s financial statements have been prepared on the basis of US GAAP. Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F Annual Report.

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2013

Report of Independent Registered Public Accounting Firm of Peterson Sullivan LLP dated April 30, 2014	F-2

Balance Sheets as of December 31, 2013 and 2012	F-3

Statements of Operations for the years ended December 31, 2013, 2012 and 2011, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2013	F-4

Statements of Stockholders’ Equity (Deficit) for the year ended December 31, 2013 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2013	F-5

Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2013	F-6

Notes to Financial Statements	F-7

Item 19.         EXHIBITS

Copies of the following documents are filed with this Form 20-F Annual Report as exhibits:

Index of Exhibits

1.1	Articles of Incorporation and amendments thereto, as filed with the Registrant’s Form 10-SB on February 27, 2004, incorporated herein by reference.

1.2	Bylaws as filed with the Registrant’s Form 10-SB on February 27, 2004, incorporated herein by reference.

1.3	Certificate of Amendment to Articles of Incorporation filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

1.4	Articles of Continuance filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

1.5	Bylaws filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

2.1	Dissent and Appraisal Rights of the Nevada Revised Statutes filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

2.2	Form of Dissenter’s Appraisal Notice filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

2.3	Plan of Conversion dated November 1, 2006, as filed with the Registrant’s Form S-4 on July 23, 2007, incorporated herein by reference.

4.3	Form S-4 Registration Statement filed on July 23, 2007, incorporated herein by reference.

11.1	Code of Ethics filed with the Registrant’s Form 10-KSB on March 30, 2007, incorporated herein by reference.

12.1	Section 302 Certification of CEO

12.2	Section 302 Certification of CFO

13.1	Section 906 Certification of CEO

13.2	Section 906 Certification of CFO

15.1	Consent of Peterson Sullivan, LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EURASIA ENERGY LIMITED

Dated: April 30, 2014	Per:
/s/ Nicholas W. Baxter
Nicholas W. Baxter,
President and Chief Executive Officer

Per:
/s/ Graham Crabtree
Graham Crabtree,
Chief Financial Officer

EURASIA ENERGY LIMITED
(An exploration stage company)

Financial Statements
(Expressed in U.S. Dollars)

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Eurasia Energy Limited

We have audited the accompanying balance sheets of Eurasia Energy Limited (an exploration stage company) ("the Company") as of December 31, 2013 and 2012, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2013, and for the period from November 28, 2005 (the effective date of the exploration stage) to December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurasia Energy Limited (an exploration stage company) as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, and for the period from November 28, 2005 (the effective date of the exploration stage) to December 31, 2013, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited operations and has sustained operating losses resulting in an accumulated deficit at December 31, 2013. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PETERSON SULLIVAN LLP

Seattle, Washington
April 30, 2014

EURASIA ENERGY LIMITED
(an exploration stage company)

BALANCE SHEETS
December 31, 2013 and 2012

(Expressed in U.S. Dollars)	2013	2012

ASSETS
Current assets
Cash	$107,190	$148,698
Prepaid expenses	875	875
Total current assets	$108,065	$149,573

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses	$3,400	$3,300
Accounts payable and accrued expenses - related party	-	3,846
Total current liabilities	3,400	7,146

Stockholders' equity (Note 6)
Common stock, par value $0.001, authorized 100,000,000 shares; issued and outstanding shares (2013: 34,548,368; 2012: 34,548,368)	34,548	34,548
Additional paid-in capital	7,104,130	7,104,130
Accumulated deficit	(9,066)	(9,066)
Deficit accumulated during the exploration stage	(7,024,947)	(6,987,185)

Total stockholders' equity	104,665	142,427

Total liabilities and stockholders' equity	$108,065	$149,573

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF OPERATIONS
For the years ended December 31, 2013, 2012 and 2011, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2013

				Cumulative
				During the
				Exploration
(Expressed in U.S. Dollars)	2013	2012	2011	Stage

Revenue	$-	$-	$-	$-

Expenses
Consulting Fees	-	16,580	-	302,757
Data acquisition cost	-	-	-	19,300
Director and management fees - related party (Note 7)	-	15,000	445,000	879,583
General and administrative	25,615	26,928	44,859	677,499
General and administrative - related party (Note 7)	8,416	11,296	10,736	105,807
General and administrative - stock-based compensation	-	7,650	9,963	4,325,999
Litigation expenses	-	-	-	711,444
Travel	3,731	27,177	15,811	330,562
	37,762	104,631	526,369	7,352,951

Operating Loss	(37,762)	(104,631)	(526,369)	(7,352,951)

Other income and expenses
Other income	-	5,000	-	275,000
Interest income	-	-	-	53,004

Net loss	$(37,762)	$(99,631)	$(526,369)	$(7,024,947)

Net loss per common share (Note 5)
-basic and fully diluted	$(0.00)	$(0.00)	$(0.02)

Weighted average number of common shares outstanding (Note 5) - basic and fully diluted	34,548,368	32,010,663	25,948,368

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2013 and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2013

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional	Accumulated	Exploration	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Stage	Equity

Balance, November 28, 2005	20,065,135	$20,065	$204,326	$(9,066)	$-	$215,325

Net loss				-	(13,598)	(13,598)

Balance, December 31, 2005	20,065,135	20,065	204,326	(9,066)	(13,598)	201,727

Issuance of common stock and warrants, Feb. 2006	250,000	250	749,750	-	-	750,000

Stock-based compensation expense	-	-	3,675,633	-	-	3,675,633

Net loss	-	-	-	-	(4,099,012)	(4,099,012)

Balance, December 31, 2006	20,315,135	20,315	4,629,709	(9,066)	(4,112,610)	528,348

Common stock issued for cash, August 2007	4,000,000	4,000	596,000	-	-	600,000

Warrants issued with common stock	-	-	400,000	-	-	400,000

Stock-based compensation expense	-	-	472,009	-	-	472,009

Net loss	-	-	-	-	(1,372,674)	(1,372,674)

Balance, December 31, 2007	24,315,135	24,315	6,097,718	(9,066)	(5,485,284)	627,683

Cancellation of shares by exercise of dissent rights	(100)	-	(45)	-	-	(45)

Stock-based compensation expense	-	-	98,869	-	-	98,869

Net loss	-	-	-	-	(496,794)	(496,794)

Balance, December 31, 2008	24,315,035	$24,315	$6,196,542	$(9,066)	$(5,982,078)	$229,713

Stock-based compensation expense	-	-	42,075	-	-	42,075

Net loss	-	-	-	-	(516,827)	(516,827)

Balance, December 31, 2009	24,315,035	$24,315	$6,238,617	$(9,066)	$(6,498,905)	$(245,039)

Issuance of shares for debt settlement	1,633,333	1,633	406,700	-	-	408,333

Stock-based compensation expense	-	-	19,800	-	-	19,800

Net income	-	-	-	-	137,720	137,720

Balance, December 31, 2010	25,948,368	$25,948	$6,665,117	$(9,066)	$(6,361,185)	$320,814

Stock-based compensation expense	-	-	9,963	-	-	9,963

Net loss	-	-	-	-	(526,369)	(526,369)

Balance, December 31, 2011	25,948,368	$25,948	$6,675,080	$(9,066)	$(6,887,554)	$(195,592)

Issuance of shares for debt settlement	8,600,000	8,600	421,400	-	-	430,000

Stock-based compensation expense	-	-	7,650	-	-	7,650

Net loss	-	-	-	-	(99,631)	(99,631)

Balance, December 31, 2012	34,548,368	$34,548	$7,104,130	$(9,066)	$(6,987,185)	$142,427

Net loss	-	-	-	-	(37,762)	(37,762)

Balance, December 31, 2013	34,548,368	$34,548	$7,104,130	$(9,066)	$(7,024,947)	$104,665

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2013, 2012 and 2011, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2013

				Cumulative
				During the
				Exploration
(Expressed in U.S. Dollars)	2013	2012	2011	Stage

Cash flows used in operating activities
Net loss	$(37,762)	(99,631)	(526,369)	$(7,024,947)
Adjustments to reconcile net loss to net cash flows from operating activities
General and administrative - stock-based compensation	-	7,650	9,963	4,325,999
Gain on disposal of vehicle	-	(5,000)	-	(5,000)
Depreciation	-	-	5,001	76,540
Change in operating assets and liabilities
Accounts receivable, related party	-	-	-	5,000
Prepaid expenses	-	15,281	14,719	(875)
Accounts payable and accrued expenses	100	(1,111)	(1,476)	2,800
Accounts payable and accrued expenses - related party	(3,846)	(1,930)	427,990	838,333
Net cash used in operating activities	(41,508)	(84,741)	(70,172)	(1,782,150)

Cash flows provided by (used in) investing activities
Proceeds on disposal of vehicle	-	5,000	-	5,000
Fixed assets addition	-	-	-	(76,540)
Cash provided by (used in) investing activities	-	5,000	-	(71,540)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	-	-	-	1,749,955
Cash provided by financing activities	-	-	-	1,749,955

Decrease in cash	(41,508)	(79,741)	(70,172)	(103,735)

Cash, beginning of period	148,698	228,439	298,611	210,925

Cash, end of period	$107,190	$148,698	$228,439	107,190

Non-Cash Financing Transaction:

Stock issued for accounts payable and debt settlement	$-	$430,000	$-	$838,333

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2013

Note 1 – Organization

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

Under the terms of the MOU, the Company had 12 months to negotiate and sign the ERDPSA with SOCAR. The MOU provided for termination in the event that the Company and SOCAR did not sign an agreement on the basic commercial principles and provisions of an ERDPSA on or before December 7, 2006. The termination date passed without the parties agreeing on the commercial principles and the MOU terminated. The Company has completed a comprehensive study and initial development plan for the Alyat-Deniz Project which was the subject of the MOU.

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
December 31, 2013

Note 2 – Going Concern Uncertainties

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

The Company has incurred losses from operations and has an accumulated deficit of $7,024,947 from the effective date of the exploration stage (November 28, 2005) to December 31, 2013. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
December 31, 2013

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
December 31, 2013

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

(h)          Legal Proceedings

The Company accrues for estimated losses from legal actions or claims, including legal expenses, when a loss is determined to be probable and the amount can be reasonably estimated. There were no accruals for estimated losses for legal actions as of December 31, 2013 and December 31, 2012.

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
December 31, 2013

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

(k)          Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired. Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of December 31, 2013 and December 31, 2012.

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

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2013

Note 4 – Recent Accounting Pronouncements

(a)	Recent accounting pronouncements adopted during the period:

(i)           Disclosures About Offsetting Assets and Liabilities

On January 1, 2013, the Company adopted Accounting Standards Update (“ASU”) 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, in an effort to improve comparability between US GAAP and IFRS financial statements with regard to the presentation of offsetting assets and liabilities on the statement of financial position arising from financial and derivative instruments, and repurchase agreements. The ASU establishes additional disclosures presenting the gross amounts of recognized assets and liabilities, offsetting amounts, and the net balance reflected in the statement of financial position. Descriptive information regarding the nature and rights of the offset must also be disclosed. The adoption of this update did not have a material impact on the Company`s financial position, results of operations or cash flows.

(ii)         Comprehensive income

On January 1, 2013, the Company adopted ASU 2013-02, "Comprehensive Income (Topic 220); Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." This updated guidance improves the reporting of significant items reclassified out of accumulated other comprehensive income and requires an entity to present, either on the face of the statement where net income is presented or in the notes, separately for each component of comprehensive income, the current period reclassifications out of accumulated other comprehensive income by the respective line items of net income affected by the reclassification. Other than requiring additional disclosures, the adoption did not have an effect on the Company`s financial statements.

(b)	Recent accounting pronouncements not yet adopted:

(i)           Foreign currency

In March 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-05, "Foreign Currency Matters (Topic 830); Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." This guidance applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. ASU No. 2013-05 is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. We will adopt this guidance beginning with our fiscal quarter starting from January 1, 2014. We are currently reviewing the provisions of ASU No. 2013-05 on our consolidated financial statements.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2013

Note 4 – Recent Accounting Pronouncements - Continued

(b)	Recent accounting pronouncements not yet adopted - Continued:

(ii)         Unrecognized tax benefits

In July 2013, the FASB issued authoritative guidance under ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, which provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 requires entities to present an unrecognized tax benefit as a reduction of a deferred tax asset for a NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. This accounting standard update requires entities to assess whether to net the unrecognized tax benefit with a deferred tax asset as of the reporting date. ASU 2013-11 will be effective for the Company’s first quarter of fiscal 2014. The Company is currently evaluating the impact of this accounting standard update on its financial statements.

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

For the years ended December 31, 2013 and 2012, all loss per share amounts in the financial statements are basic loss per share. 5,050,000 (2012: 5,050,000) dilutive stock options for the year ended December 31, 2013 are not included in the computation of diluted loss per share because to do so would be anti-dilutive.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2013

Note 5 – Earnings (Loss) per Share - Continued

The computation of basic and diluted earnings (loss) per share as follows for years ended December 31, 2013, 2012 and 2011:

	Year ended
	December 31,
	2013	2012	2011

Numerator - net loss available to common stockholders	$(37,762)	$(99,631)	$(526,369)

Denominator - weighted average number of common shares outstanding	34,548,368	32,010,663	25,948,368

Dilutive common stock equivalents - stock options	-	-	-

Denominator - weighted average number of fully diluted common shares outstanding	34,548,368	32,010,663	25,948,368

Basic loss per common share	$(0.00)	$(0.00)	$(0.02)

Note 6 – Common Stock, Warrants and Options

(a)           Common Stock

No common stock was issued during the year ended December 31, 2013.

On April 17, 2012, the Company issued 8,600,000 shares of common stock at a price of $0.05 each to two officers of the Company for settlement of their salaries of $430,000 for the year ended December 31, 2011. The fair value of the common stock amounted to $25,800 and no gain was recognized due to the related party nature of the transaction.

(b)           Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2013 and December 31, 2012.

During the years ended December 31, 2013 and 2012, the Company did not have any share purchase warrants issued, cancelled or exercised.

(c)           Options

The Company allots 2,000,000 common shares for issuance under the 2007 Stock Option Plan. The stock options granted to any one optionee may not exceed 1,000,000 shares.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2013

Note 6 – Common Stock, Warrants and Options

(c)           Options – Continued

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

The movement of options is summarized as follows:

		Weighted
		average
	Number of options	exercise price

Balance, December 31, 2010	3,950,000	$0.10
Granted	2,500,000	0.05
Cancelled	(1,500,000)	0.10
Balance, December 31, 2011	4,950,000	0.07
Granted	2,550,000	0.05
Cancelled	(2,450,000)	0.10
Balance, December 31, 2012 and December 31, 2013	5,050,000	$0.05

During the year ended December 31, 2013, the Company did not have any stock options issued, cancelled, or exercised.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2013

Note 6 – Common Stock, Warrants and Options - Continued

(c)           Options - Continued

The following table summarizes information about stock options outstanding at December 31, 2013 and December 31, 2012:

	Number	Weighted	Number
Weighted	outstanding	average	exercisable
average	at	remaining	at	Average
exercise	December 31,	contractual	December 31,	intrinsic
price	2013	life (years)	2013	value
$0.05	5,050,000	2.88	5,050,000	$-
	5,050,000	2.88	5,050,000

	Number	Weighted	Number
Weighted	outstanding	average	exercisable
average	at	remaining	at	Average
exercise	December 31,	contractual	December 31,	intrinsic
price	2012	life (years)	2012	value
$0.05	5,050,000	3.88	5,050,000	$-
	5,050,000	3.88	5,050,000

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of the year ended December 31, 2013 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. Total intrinsic value of options exercised was $nil (December 31, 2012: $nil) for the year ended December 31, 2013.

All the stock options were vested during the years ended December 31, 2013 and 2012.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2013

Note 7 – Related Party Transactions

During the year ended December 31, 2013, the Company paid corporate and administrative service charges of $8,416 (2012: $11,296) to a law firm of which a director of the Company is the owner.

During the year ended December 31, 2013, the Company paid/accrued director fees of $nil (2012: $15,000) to a director.

Note 8 – Income Tax

The Company was liable for taxes in United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

For the years ended December 31, 2013, 2012 and 2011, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

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

The deferred tax asset associated with the tax loss carryforwards is approximately $450,000 at December 1, 2013 and 2012. The Company has provided a full valuation allowance against the deferred tax asset.