Form 20-F
period 2014-12-31
EURASIA ENERGY LTD
filed 2015-04-29
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2014

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2014: 34,548,368 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes                       ☑ No

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

☑ Yes                      ☐ No

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

PART I

Item 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

Not applicable

B.           Advisers

Not applicable

C.           Auditors

The independent auditors for the Company are Peterson Sullivan, LLP, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA for the Company’s December 31, 2014, 2013 and 2012 year ends.

Item 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.              KEY INFORMATION

A.           Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. The Company has selected a December 31 year end. The Company’s selected historical financial data for the periods from January 1, 2010 to December 31, 2010 (audited), January 1, 2011 to December 31, 2011 (audited), January 1, 2012 to December 31, 2012 (audited), January 1, 2013 to December 31, 2013 (audited) and January 1, 2014 to December 31, 2014 (audited) are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company for the period January 1, 2010 to December 31, 2010, January 1, 2011 to December 31, 2011, January 1, 2012 to December 31, 2012, January 1, 2013 to December 31, 2013 and January 1, 2014 to December 1, 2014 have been audited by the Company’s current auditor, Peterson Sullivan LLP, independent registered public accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from Jan. 1, 2010 to Dec. 31, 2010	Period from Jan. 1, 2011 to Dec. 31, 2011	Period from Jan. 1, 2012 to Dec. 31, 2012	Period from Jan. 1, 2013 to Dec. 31, 2013	Period from Jan. 1, 2014 to Dec. 31, 2014
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total Assets	$334,487	$244,595	$149,573	$108,065	$75,509
Operating Revenue	-	-	-	-	-
Net working capital (deficit)	$315,813	$(195,592)	$142,427	$104,665	$71,959
Shareholders’ Equity (deficit)	$320,814	$(195,592)	$142,427	$104,665	$71,959
Net Income (Loss) (from operations)	$137,720	$(526,369)	$(99,631)	$(37,762)	$(32,706)
Income (Loss) per share (basic and diluted)	$0.01	$(0.02)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares (basic)	25,948,368	25,948,368	32,010,663	34,548,368	34,548,368

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

We have incurred significant net losses and negative cash flow from operations since our inception. We reported net loss of $32,706 in 2014. We will expect to continue to incur losses in 2015 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether. The auditors’ report on the December 31, 2014 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000. These proceeds have been sufficient to fund our ongoing operations. These proceeds should also be sufficient to pay our general and administrative expenses through 2015. We will continue to conserve our cash reserves through 2015.

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

We do not expect any changes in the number of our employees over the next 12 months. We will not be purchasing any plant or significant equipment over the next 24 months. We have sufficient funds on hand for operations through 2015. Our current management team will satisfy our requirements for the next 24 months. Our President and C.E.O., Mr. Nicholas W. Baxter, currently works part time on our Company's affairs on an “as needed” basis. Our C.F.O., Mr. Graham Crabtree, spends approximately 10 hours per month on our Company's affairs.

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

A.           Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2014, 2013 and 2012 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

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

	For the Years Ended December 31
	2012	2013	2014
REVENUE:
Sales	-	-	-
Gross Profit:	-	-	-
EXPENSES:
General & Administration fees Travel Consulting Director/Management Fees	$45,874 $27,177 $16,580 $15,000	$34,031 $3,731 $0 $0	$32,063 $643 $0 $0
Loss before other items:	$(104,631)	$(37,762)	$(32,706)
Other Items:
Other Income	$5,000	$0	$0
Net income/(loss) for the year:	$(99,631)	$(37,762)	$(32,706)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2014 were $32,706 compared to $37,762 for the year ended December 31, 2013.

The Company’s general and administrative expenses for the year ended December 31, 2014 were $32,063 compared to $34,031 for the year ended December 31, 2013.

Net Income

The Company’s net loss for the year ended December 31, 2014 was $32,706 compared to a net loss of $37,762 for the year ended December 31, 2013.

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

B.           Liquidity and Capital Resources

As at December 31, 2014, the Company had cash in the amount of $74,634.

The Company estimates its operating costs for the next 12 months will include $2,000 for travel and $30,000 for office, administrative and business development. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances. The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project. These conditions make it extremely difficult for the Company to access additional equity or debt financing. Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2014.

It is the Company’s opinion that it has sufficient working capital to meet its requirements for the next 12 months. The Company’s officers and manager took no cash or stock compensation from the Company in 2014.

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

G.           Safe Harbor

Not applicable.

Item 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Position	Other Reporting Companies In Canada or the United States
		Company	Position
Nicholas W. Baxter	President, Chief Executive Officer and Director	Lexaria Corp. (CNSX and OTC-QB) Jericho Oil Corporation (TSX-V)	Director Director
Gerald R. Tuskey	Director	Opal Energy Corp. (TSX-V) CellStop Systems Inc. (NEX) Jericho Oil Corporation (TSX-V)	Director Director Director
Roger Thomas	Director	N/A	N/A
Graham Crabtree	Chief Financial Officer	N/A	N/A

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

Gerald R. Tuskey has served as our Director since October 20, 2003. Mr. Tuskey also served as our Chief Financial Officer from October 20, 2003 to August 31, 2008. For the past 22 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia. Before establishing his own independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver. Mr. Tuskey has 29 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients. Mr. Tuskey is a former director and corporate secretary of A&B Geoscience Corporation. Mr. Tuskey takes primary responsibility for our Company's capital structuring, financing activities and corporate and regulatory filings and compliance.

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

Graham Crabtree has served as Chief Financial Officer since September 1, 2008. Mr. Crabtree received an HND in Business Studies from Liverpool Polytechnic (now Liverpool John Moores University) and became a Fellow of the Association of Chartered and Certified Accountants (FCCA) after studying at Manchester Polytechnic (now Manchester Metropolitan University). Mr. Crabtree operates an Anguilla based accounting and tax consultancy business serving clients in the nearby islands of the former Netherlands, Antilles. Mr. Crabtree has been involved in the financial service industry since the early 1990’s being a founding member of the Anguilla Financial Services Association of which he is a former President, Secretary, Ethics Chairman and Treasurer. Mr. Crabtree is also the Treasurer of the Anguilla Branch of the Society of Trust and Estate Practitioners. In 1999, Mr. Crabtree resigned his membership from the Association of Chartered and Certified Accountants as a member in good standing. Mr. Crabtree continues to maintain a keen interest in developments in the world of accounting and finance. Mr. Crabtree has a wide range of experience in the financial services industry and has served as an officer and director of both private and publicly traded companies.

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

Name and Principal Position	Year	Annual Compensation			Long-term
		Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2014	$Nil	$0	$0	$0	1,000,000 (1)	$0
Graham Crabtree C.F.O.	2014	$Nil	$0	$0	$0	125,000 (2)	$0

(1)	On April 2, 2012, Mr. Baxter was granted 1,000,000 incentive stock options at an exercise price of $0.05 for a period of five years.
(2)	On April 2, 2012, Mr. Crabtree was granted 125,000 incentive stock options at an exercise price of $0.05 for a period of five years.

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2014, the Company did not grant any stock options.

Compensation of Directors

The Company has one independent director, Mr. Roger Thomas. We define an “independent director” as one who does not serve as an officer or consultant or in any other capacity with our Company. No director’s fees were paid in 2014.

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

D.           Employees

As of December 31, 2014, the Company had no employees.

E.           Share Ownership

The following table lists as of April 29, 2015, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights. The Company has 5,050,000 stock options outstanding. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares 2,000,000 stock options (2)	21.9%
Gerald R. Tuskey	3,500,000 common shares 2,000,000 stock options (3)	10.1%
Roger Thomas	Nil 300,000 stock options (4)	0%
Graham Crabtree	6,788,333 common shares 125,000 stock options (5)	19.6%

(1)	The percentage ownership positions are based on 34,548,368 shares outstanding as of April 29, 2015.
(2)	1,000,000 stock options at an exercise price of $0.05 expiring on June 1, 2016 and 1,000,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(3)	1,000,000 stock options at an exercise price of $0.05 expiring on June 1, 2016 and 1,000,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(4)	150,000 stock options at an exercise price of $0.05 expire on June 1, 2016 and 150,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(5)	125,000 stock options at an exercise price of $0.05 expire on April 2, 2017.

Item 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of April 29, 2015, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeenshire, Scotland	7,573,364	21.9%
Graham Crabtree Anguilla, B.W.I.	6,788,333	19.6%
Gerald R. Tuskey Vancouver, B.C., Canada	3,500,000	10.1%

As of April 29, 2015, the Company had approximately 290 shareholders holding 34,548,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B.           Related Party Transactions

During the year ended December 31, 2014, the Company entered into the following related party transactions:

(a)	Corporate and administrative service charges of $9,455 to a law firm of which a director of the Company is the owner;
(b)	Director fees of $Nil to a director of the Company; and
(c)	Management fees of $Nil to the officers of the Company.

C.           Interests of Experts and Counsel

Not applicable

Item 8.              FINANCIAL INFORMATION

A.           Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm of Peterson Sullivan LLP dated April 29, 2015

Balance Sheets as of December 31, 2014 and 2013

Statements of Operations for the years ended December 31, 2014, 2013 and 2012, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2014

Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2014, 2013 and 2012 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2014

Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2014

Notes to Financial Statements

B.           Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2014, there have been no significant changes in the Company’s operations.

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

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)	Five most recent full financial years (January 1, 2010 to December 31, 2014) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2014	$1.00	$0.0035
December 31, 2013	$0.099	$0.0013
December 31, 2012	$0.045	$0.0011
December 31, 2011	$0.20	$0.0022
December 31, 2010	$0.27	$0.008

(b)	Two most recent full financial years and subsequent period (January 1, 2013 to April 17, 2015) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
April 1, 2015 to April 17, 2015	N/A	N/A
March 31, 2015	$0.0038	$0.0035
December 31, 2014	$0.058	$0.0035
September 30, 2014	$0.009	$0.0065
June 30, 2014	$0.0045	$0.08
March 31, 2014	$1.00	$0.0095
December 31, 2013	$0.045	$0.016
September 30, 2013	$0.099	$0.001
June 30, 2013	$0.0022	$0.0066
March 31, 2013	$0.05	$0.0013

(c)           Recent six months (December, 2014 to April, 2015) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
April 1 to April 17, 2015	N/A	N/A
March, 2015	N/A	N/A
February, 2015	$0.0038	$0.0035
January, 2015	N/A	N/A
December, 2014	$0.0038	$0.0038
November, 2014	$0.0124	$0.0035

Our common shares are issued in registered form. Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares. On April 29, 2015, there were approximately 290 shareholders of our common shares and 34,548,368 shares outstanding.

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

Item 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.            CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2014, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2014 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2014 to December 31, 2014, our Company’s financial resources were managed directly by our director in Vancouver, British Columbia and reviewed by our C.F.O. in Anguilla, B.W.I. Our director was the only signatory on our one account. All of our financial transactions were initiated by our director, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2015 fiscal year end on December 31, 2015.

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2014. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2014 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2014:

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

Item 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the period ended December 31, 2014, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000. For the period ended December 31, 2013, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000.

Audit Related Fees

For the periods ended December 31, 2014 and 2013, the aggregate fees billed for assurance and related services by Peterson Sullivan LLP relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00.

Tax Fees

For the periods ended December 31, 2014 and 2013, the aggregate fees to Peterson Sullivan LLP for other non-audit professional services, other than those services listed above, was $0.00. For the periods ended December 31, 2014 and 2013, the aggregate fees paid to Peterson Sullivan LLP for tax compliance professional services, other than those services listed above, was $0.00.

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

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm of Peterson Sullivan LLP dated April 29, 2015

Balance Sheets as of December 31, 2014 and 2013

Statements of Operations for the years ended December 31, 2014, 2013 and 2012, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2014

Statements of Stockholders’ Equity (Deficit) for the year ended December 31, 2014 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2014

Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012 and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2014

Notes to Financial Statements

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

EURASIA ENERGY LIMITED

Dated: April 29, 2015	Per:
/s/ Nicholas W. Baxter
Nicholas W. Baxter,
President and Chief Executive Officer

Per:
/s/ Graham Crabtree
Graham Crabtree,
Chief Financial Officer

EURASIA ENERGY LIMITED
(An exploration stage company)

Financial Statements
(Expressed in U.S. Dollars)

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Eurasia Energy Limited

We have audited the accompanying balance sheets of Eurasia Energy Limited (an exploration stage company) ("the Company") as of December 31, 2014 and 2013, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2014, and for the period from November 28, 2005 (the effective date of the exploration stage), to December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurasia Energy Limited (an exploration stage company) as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, and for the period from November 28, 2005 (the effective date of the exploration stage) to December 31, 2014, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited operations and has sustained operating losses resulting in an accumulated deficit at December 31, 2014. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Peterson Sullivan LLP
Seattle, Washington
April 29, 2015

601 Union Street Suite 2300 Seattle, WA 98101	(206) 382-7777 MAIN (206) 382-7700 FAX	pscpa.com

EURASIA ENERGY LIMITED
(an exploration stage company)

BALANCE SHEETS
December 31, 2014 and 2013

(Expressed in U.S. Dollars)	2014	2013

ASSETS
Current assets
Cash	$74,634	$107,190
Prepaid expenses	875	875
Total current assets	$75,509	$108,065

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued expenses	$3,550	$3,400
Total current liabilities	3,550	3,400

Stockholders' equity (deficit) (Note 6)
Common stock, par value $0.001, authorized 100,000,000 shares; issued and outstanding shares (December 31, 2014: 34,548,368; December 31, 2013: 34,548,368)	34,548	34,548
Additional paid-in capital	7,104,130	7,104,130
Accumulated deficit	(9,066)	(9,066)
Deficit accumulated during the exploration stage	(7,057,653)	(7,024,947)

Total stockholders' equity	71,959	104,665

Total liabilities and stockholders' equity	$75,509	$108,065

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF OPERATIONS
For the years ended December 31, 2014, 2013 and 2012, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2014

				Cumulative
				During the
				Exploration
(Expressed in U.S. Dollars)	2014	2013	2012	Stage

Revenue	$-	$-	$-	$-

Expenses
Consulting Fees	-	-	16,580	302,757
Data acquisition cost	-	-	-	19,300
Director and management fees - related party	-	-	15,000	879,583
General and administrative	22,608	25,615	26,928	700,107
General and administrative - related party (Note 7)	9,455	8,416	11,296	115,262
General and administrative - stock-based compensation	-	-	7,650	4,325,999
Litigation expenses	-	-	-	711,444
Travel	643	3,731	27,177	331,205
	32,706	37,762	104,631	7,385,657

Operating Loss	(32,706)	(37,762)	(104,631)	(7,385,657)

Other income and expenses
Other income	-	-	5,000	275,000
Interest income	-	-	-	53,004

Net loss	$(32,706)	$(37,762)	$(99,631)	$(7,057,653)

Net loss per common share (Note 5)
-basic and fully diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common (Note 5)
shares outstanding -basic and fully diluted	34,548,368	34,548,368	32,010,663

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the year ended December 31, 2014 and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2014

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional	Accumulated	Exploration	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Stage	Equity

Balance, November 28, 2005	20,065,135	$20,065	$204,326	$(9,066)	$-	$215,325

Net loss				-	(13,598)	(13,598)

Balance, December 31, 2005	20,065,135	20,065	204,326	(9,066)	(13,598)	201,727

Issuance of common stock and warrants, February 2006	250,000	250	749,750	-	-	750,000

Stock-based compensation expense	-	-	3,675,633	-	-	3,675,633

Net loss	-	-	-	-	(4,099,012)	(4,099,012)

Balance, December 31, 2006	20,315,135	20,315	4,629,709	(9,066)	(4,112,610)	528,348

Common stock issued for cash, August 2007	4,000,000	4,000	596,000	-	-	600,000

Warrants issued with common stock	-	-	400,000	-	-	400,000

Stock-based compensation expense	-	-	472,009	-	-	472,009

Net loss	-	-	-	-	(1,372,674)	(1,372,674)

Balance, December 31, 2007	24,315,135	24,315	6,097,718	(9,066)	(5,485,284)	627,683

Cancellation of shares by exercise of dissent rights	(100)	-	(45)	-	-	(45)

Stock-based compensation expense	-	-	98,869	-	-	98,869

Net loss	-	-	-	-	(496,794)	(496,794)

Balance, December 31, 2008	24,315,035	$24,315	$6,196,542	$(9,066)	$(5,982,078)	$229,713

Stock-based compensation expense	-	-	42,075	-	-	42,075

Net loss	-	-	-	-	(516,827)	(516,827)

Balance, December 31, 2009	24,315,035	$24,315	$6,238,617	$(9,066)	$(6,498,905)	$(245,039)

Issuance of shares for debt settlement	1,633,333	1,633	406,700	-	-	408,333

Stock-based compensation expense	-	-	19,800	-	-	19,800

Net income	-	-	-	-	137,720	137,720

Balance, December 31, 2010	25,948,368	$25,948	$6,665,117	$(9,066)	$(6,361,185)	$320,814

Stock-based compensation expense	-	-	9,963	-	-	9,963

Net loss	-	-	-	-	(526,369)	(526,369)

Balance, December 31, 2011	25,948,368	$25,948	$6,675,080	$(9,066)	$(6,887,554)	$(195,592)

Issuance of shares for debt settlement	8,600,000	8,600	421,400	-	-	430,000

Stock-based compensation expense	-	-	7,650	-	-	7,650

Net loss	-	-	-	-	(99,631)	(99,631)

Balance, December 31, 2012	34,548,368	$34,548	$7,104,130	$(9,066)	$(6,987,185)	$142,427

Net loss	-	-	-	-	(37,762)	(37,762)

Balance, December 31, 2013	34,548,368	$34,548	$7,104,130	$(9,066)	$(7,024,947)	$104,665

Net loss	-	-	-	-	(32,706)	(32,706)

Balance, December 31, 2014	34,548,368	$34,548	$7,104,130	$(9,066)	$(7,057,653)	$71,959

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014, 2013 and 2012, and for the period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2014

				Cumulative
				During the
				Exploration
(Expressed in U.S. Dollars)	2014	2013	2012	Stage

Cash flows used in operating activities
Net loss	$(32,706)	$(37,762)	$(99,631)	$(7,057,653)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
General and administrative - stock-based compensation	-	-	7,650	4,325,999
Gain on disposal of vehicle	-	-	(5,000)	(5,000)
Depreciation	-	-	-	76,540
Change in operating assets and liabilities
Accounts receivable, related party	-	-	-	5,000
Prepaid expenses	-	-	15,281	(875)
Accounts payable and accrued expenses	150	100	(1,111)	2,950
Accounts payable and accrued expenses - related party	-	(3,846)	(1,930)	838,333
Net cash provided by (used in) operating activities	(32,556)	(41,508)	(84,741)	(1,814,706)

Cash flows provided by (used in) investing activities
Proceeds on disposal of vehicle	-	-	5,000	5,000
Fixed assets addition	-	-	-	(76,540)
Cash provided by (used in) investing activities	-	-	5,000	(71,540)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	-	-	-	1,749,955
Cash provided by financing activities	-	-	-	1,749,955

Increase (decrease) in cash	(32,556)	(41,508)	(79,741)	(136,291)

Cash, beginning of period	107,190	148,698	228,439	210,925

Cash, end of period	$74,634	$107,190	148,698	$74,634

Non-Cash Financing Transaction:

Stock issued for accounts payable and debt settlement	$-	$-	430,000	$838,333

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2014

Note 1 - Organization

Eurasia Energy Limited ("the Company") is currently inactive. The Company's principal business is to explore investment and/or involvement opportunities in both the resource and non-resource sectors and is currently evaluating suitable targets. To date, the Company has not generated revenues from operations.

Note 2 - Going Concern Uncertainties

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

The Company has incurred losses from operations and has an accumulated deficit of $7,057,653 from the effective date of the exploration stage (November 28, 2005) to December 31, 2014. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Note 3 - Significant Accounting Policies

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

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2014

Note 3 - Significant Accounting Policies – Continued

(c)           Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company occasionally has cash deposits in excess of insured limits.

(d)           Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

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

(e)           Earnings (Loss) Per Share

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

(f)           Stock-Based Compensation

The Company accounts for stock based compensation for all stock-based awards at fair value on the date of grant and recognizes compensation over the service period for awards expected to vest. The fair value of stock options is determined using the Black-Scholes valuation model with the assumptions disclosed in the notes to financial statements.

(g)          Foreign Currency Translation

The Company maintains a U.S. Dollar bank account at a financial institution in Canada. Foreign currency transactions are translated into their functional currency, which is the U.S. Dollar, in the following manner:

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2014

Note 3 - Significant Accounting Policies – Continued

(g)          Foreign Currency Translation - Continued

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

(h)          Fair Value of Financial Instruments

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

(i)           Related Party Transactions

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

Note 4 - Recent Accounting Pronouncements

(a)          Recent accounting pronouncements adopted during the period:

(i)          Foreign currency

On January 1, 2014, the Company adopted Accounting Standards Update (“ASU”) 2013-05, "Foreign Currency Matters (Topic 830); Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." This guidance applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. Adoption of the accounting standard did not have any material impact on the financial statements.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2014

Note 4 - Recent Accounting Pronouncements - Continued

(a)           Recent accounting pronouncements adopted during the period - Continued:

(ii)         Unrecognized tax benefits

On January 1, 2014, the Company adopted ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, which provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 requires entities to present an unrecognized tax benefit as a reduction of a deferred tax asset for a NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. This accounting standard update requires entities to assess whether to net the unrecognized tax benefit with a deferred tax asset as of the reporting date. Adoption of the accounting standard did not have any material impact on the financial statements.

(iii)        Liquidation Basis of Accounting

On January 1, 2014, the Company adopted ASU 2013-07, entitled “Liquidation Basis of Accounting”. With ASU 2013-07, the FASB amends the guidance in the FASB Accounting Standards Codification Topic 205, entitled “Presentation of Financial Statements”. The amendments serve to clarify when and how reporting entities should apply the liquidation basis of accounting. The guidance is applicable to all reporting entities, whether they are public or private companies or not-for-profit entities. The guidance also provides principles for the recognition of assets and liabilities and disclosures, as well as related financial statement presentation requirements. Reporting entities are required to apply the requirements in ASU 2013-07 prospectively from the day that liquidation becomes imminent. The adoption of ASU 2013-07 did not have a material effect on the Company’s operating results or financial position.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2014

Note 4 - Recent Accounting Pronouncements - Continued

(b)          Recent accounting pronouncements not yet adopted:

(i)           Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2016 and interim periods within those periods. Early adoption is not permitted. The FASB has approved a one-year deferral of the effective date with the option to early adopt using the original effective date. Entities may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company is currently assessing the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures.

(ii)         Development Stage Entities

In June 2014, the FASB issued ASU No. 2014-10, "Development Stage Entities", which intends to remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the update eliminates the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. ASU No. 2014-10 is effective for fiscal years and interim periods beginning after December 15, 2014, with early adoption permissible. The adoption of this update is expected to have a material impact on the presentation of the Company's financial statements in the period of adoption in that the Company will no longer be required to present inception-to-date information on the statements of operations, cash flows and changes in capital deficit.

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

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2014

Note 5 - Earnings (Loss) per Share - Continued

For the years ended December 31, 2014 and 2013, all loss per share amounts in the financial statements are basic loss per share. 5,050,000 (2013: 5,050,000) dilutive stock options for the year ended December 31, 2014 are not included in the computation of diluted loss per share because to do so would be anti-dilutive.

The computation of basic and diluted earnings (loss) per share as follows for years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012

Numerator - net loss available to common stockholders	$(32,706)	$(37,762)	$(99,631)

Denominator - weighted average number of common shares outstanding	34,548,368	34,548,368	32,010,663

Dilutive common stock equivalents - stock options	-	-	-

Denominator - weighted average number of fully diluted common shares outstanding	34,548,368	34,548,368	32,010,663

Basic loss per common share	$(0.00)	$(0.00)	$(0.00)

Diluted earnings (loss) per common share	$(0.00)	$(0.00)	$(0.00)

Note 6 - Common Stock, Warrants and Options

(a)  Common Stock

No common stock was issued during the years ended December 31, 2014 and 2013.

(b)  Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2014 and December 31, 2013.

During the years ended December 31, 2014 and 2013, the Company did not have any share purchase warrants issued, cancelled or exercised.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2014
Note 6 - Common Stock, Warrants and Options

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

The movement of options is summarized as follows:

		Weighted
		average
	Number of options	exercise price

Balance, December 31, 2012, 2013 and 2014	5,050,000	$0.05

During the years ended December 31, 2014, 2013 and 2012, the Company did not have any stock options issued, cancelled, or exercised.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2014

Note 6 - Common Stock, Warrants and Options - Continued

(c)          Options - Continued

The following table summarizes information about stock options outstanding at December 31, 2014 and December 31, 2013:

	Number	Weighted	Number
Weighted	outstanding	average	exercisable
average	at	remaining	at	Average
exercise	December 31,	contractual	December 31,	intrinsic
price	2014	life (years)	2014	value

$0.05	5,050,000	1.88	5,050,000	$-
	5,050,000	1.88	5,050,000

	Number	Weighted	Number
Weighted	outstanding	average	exercisable
average	at	remaining	at	Average
exercise	December 31,	contractual	December 31,	intrinsic
price	2013	life (years)	2013	value

$0.05	5,050,000	2.88	5,050,000	$-
	5,050,000	2.88	5,050,000

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of the year ended December 31, 2014 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. Total intrinsic value of options exercised was $nil (December 31, 2013: $nil) for the year ended December 31, 2014.

All the stock options were vested during the years ended December 31, 2014 and 2013.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

EURASIA ENERGY LIMITED
(an exploration stage company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2014

Note 7 - Related Party Transactions

During the year ended December 31, 2014, the Company paid corporate and administrative service charges of $9,455 (2013: $8,416) to a law firm of which a director of the Company is the owner.

Note 8 - Income Tax

The Company was liable for taxes in United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

For the years ended December 31, 2014, 2013 and 2012, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

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

The deferred tax asset associated with the tax loss carryforwards is approximately $450,000 at December 31, 2014 and 2013. The Company has provided a full valuation allowance against the deferred tax asset.