Form 20-F
period 2015-12-31
EURASIA ENERGY LTD
filed 2016-04-29
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2015

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

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of the year ended December 31, 2015: 34,548,368 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes   ☒ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued		Other	☐
		by the International Accounting Standards Board	☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes   ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

☐ Yes   ☐ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F Annual Report, all references to "Anguilla" are references to Anguilla, British West Indies. All references to the "Government" are references to the government of Anguilla, British West Indies. Unless otherwise noted, all references to "common shares", "shares" or "common stock" are references to the common shares of the Company. All references to the "Company" or "Eurasia" are references to "Eurasia Energy Limited".

In this document, all references to "SEC" or "Commission" are reference to the United States Securities and Exchange Commission. References to "$" are to the currency of the United States of America.

Forward Looking Statements

This Form 20-F Annual Report includes "forward-looking statements". A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements included in this annual report, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Company's financial position, are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

2

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable

B.	Advisers

Not applicable

C.	Auditors

The independent auditors for the Company are Anton & Chia, LLP, Certified Public Accountants, Suite 540, 3501 Jamboree Road, Newport Beach, CA 92660 for the Company's December 31, 2015 year end. The former independent auditors for the Company, Peterson Sullivan, LLP, of Suite 2300, 601 Union Street, Seattle, Washington, 98101, USA audited the Company's December 31, 2014 and 2013 year ends.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.	KEY INFORMATION

A. Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. The Company has selected a December 31 year end. The Company's selected historical financial data for the periods from January 1, 2011 to December 31, 2011 (audited), January 1, 2012 to December 31, 2012 (audited), January 1, 2013 to December 31, 2013 (audited) and January 1, 2014 to December 31, 2014 (audited) and January 1, 2015 to December 31, 2015 (audited) are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company for the period January 1, 2011 to December 31, 2011, January 1, 2012 to December 31, 2012, January 1, 2013 to December 31, 2013 and January 1, 2014 to December 1, 2014 have been audited by the Company's former auditor, Peterson Sullivan LLP, independent registered public accountants and the financial statements of the Company for the period January 1, 2015 to December 31, 2015 have been audited by the Company's current auditor, Anton & Chia, LLP, Certified Public Accountants. They are maintained in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

	Period from Jan. 1, 2011 to Dec. 31, 2011	Period from Jan. 1, 2012 to Dec. 31, 2012	Period from Jan. 1, 2013 to Dec. 31, 2013	Period from Jan. 1, 2014 to Dec. 31, 2014	Period from Jan. 1, 2015 to Dec. 31, 2015
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total Assets	$244,595	$149,573	$108,065	$75,509	$45,631
Operating Revenue	-	-	-	-	-
Net working capital (deficit)	$(195,592)	$142,427	$104,665	$71,959	$42,455
Shareholders' Equity (deficit)	$(195,592)	$142,427	$104,665	$71,959	$42,455
Net Income (Loss) (from operations)	$(526,369)	$(99,631)	$(37,762)	$(32,706)	$(29,504)
Income (Loss) per share (basic and diluted)	$(0.02)	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares (basic)	25,948,368	32,010,663	34,548,368	34,548,368	34,548,368

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The occurrence of any one or more of the events outlined under this section could have severe consequences on the Company's business, financial condition and results of operations and could result in the cessation of operations or bankruptcy.

We have a limited operating history and a history of losses and expect future losses, and there can be no assurances that we will achieve and sustain profitability, which makes our ability to continue as a going concern questionable and puts your investment at risk.

We have incurred significant net losses and negative cash flow from operations since our inception. We reported net loss of $29,504 in 2015. We will expect to continue to incur losses in 2016 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether. The auditors' report on the December 31, 2015 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Our Company converted from Nevada to Anguilla, B.W.I. on December 31, 2007. Our Company is now taxed as an Anguilla corporation. The American Jobs Creation Act of 2004 includes provisions the effect of which is to treat certain corporations that undergo "inversion transactions" as United States corporations. As a result, future income would be subject to United States income tax. There is a risk that the Internal Revenue Service would interpret the rules so as to treat our Company as a United States corporation. Our Company would be disentitled to tax advantages in Anguilla and any future earnings would be reduced accordingly.

Our plan of operation was focused on securing a project in the Republic of Azerbaijan. We have failed to secure this project and are seeking alternate opportunities.

Our company has exhausted all currently available avenues for advancing its interest in the Alyat Deniz Project in Azerbaijan which has been our primary focus from 2005. Despite our management team's experience and past success in Azerbaijan and an inclusion of experienced and well financed participating partners, we have not attained our goal and our company does not consider it prudent to continue to compete for this project. Accordingly, the Company is seeking a new oil and gas exploration project and is competing against larger, better financed and more experienced companies. The likelihood of our company obtaining an interest in an alternate project is uncertain.

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

We are engaged in oil and gas exploration. We entered into a memorandum of understanding ("MOU") with the State Oil Company of the Azerbaijan Republic ("SOCAR") which granted our Company the exclusive right to negotiate an Exploration, Rehabilitation, Development and Production Sharing Agreement ("ERDPSA") for a 600 square kilometer oil and gas block (the "Block") in the Republic of Azerbaijan. The effective date of the original MOU was December 7, 2005. This MOU expired on December 7, 2006. The Block includes the producing Alyat-Deniz oil and gas field and seven additional exploration structures namely, the Hamamdag-Deniz, Garasu, Sangi-Mugan, Ulfat, Aran-Deniz, Dashly and Sabayil structures. The Block is located in the shallow coastal waters of the Azerbaijan sector of the Caspian Sea approximately 70 kilometers south of the Azerbaijan capital of Baku.

In November, 2006, management met with SOCAR officials in Baku and notified SOCAR in writing that the Company had completed its development plan and was ready to enter into negotiations for the main principals of the ERDPSA. Management was informed by SOCAR officials that the lawsuit brought against our Company by Commonwealth Oil & Gas Company Limited ("Commonwealth") materially prejudiced our Company's opportunity to extend the MOU. Despite having completed our development plan in 2006 and being ready, willing and able to commence negotiations on the main principals of the ERDPSA before the MOU expired, SOCAR declined to negotiate with our Company and the MOU expired on December 7, 2006.

In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000. These proceeds have been sufficient to fund our ongoing operations. These proceeds should also be sufficient to pay our general and administrative expenses through 2016. We will continue to conserve our cash reserves through 2016.

On February 10, 2010, Eurasia, Commonwealth, Arawak Energy Limited ("Arawak") and Nicholas W. Baxter ("Baxter") signed a participation agreement (the "Participation Agreement") which brought final resolution to the litigation proceedings among Eurasia, Baxter, Arawak and Commonwealth which had been ongoing since 2006. The Participation Agreement sought to establish the terms upon which the parties would co-operate with each other to identify and seek to obtain a direct or indirect interest in an upstream oil and gas project in the Azerbaijan Republic. As prescribed under the Participation Agreement, Eurasia was reimbursed by Commonwealth for 51% of Eurasia's agreed third party costs incurred to date in connection with its attempts to obtain an upstream oil and gas project in the Azerbaijan Republic.

As at the end of the fiscal year ended December 31, 2012, Eurasia management was of the view that Eurasia had exhausted all available avenues for advancing its interest in the Alyat Deniz project in Azerbaijan. Since first identifying the Alyat Deniz Project, Eurasia has faced competition on various fronts from more advanced and well financed companies vying to establish or expand their oil and gas holdings in the region. Despite our management team's experience and past success in Azerbaijan and the inclusion of experienced and well financed participating partners, we have not attained our goal and our company does not consider it prudent to continue to compete for this project. Management will continue to assess its oil and gas industry contacts with a view to potentially sourcing a new project which will benefit from the inclusion of Eurasia as a publicly traded investment platform.

Our Company's entry into the MOU with SOCAR and change of business did not result in the issuance of any equity or debt securities by our Company. The transaction did not constitute a reverse takeover or "back door listing".

We do not expect any changes in the number of our employees over the next 12 months. We will not be purchasing any plant or significant equipment over the next 24 months. We have sufficient funds on hand for operations through 2016. Our current management team will satisfy our requirements for the next 24 months. Our President and C.E.O., Mr. Nicholas W. Baxter, currently works part time on our Company's affairs on an "as needed" basis. Our C.F.O., Mr. Graham Crabtree, spends approximately 10 hours per month on our Company's affairs.

References in this information statement to "the Company," "we," "us," and "our" refer to Eurasia Energy Limited.

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

The following discussion is management's explanation of factors that have affected the Company's financial condition and results of operations for the historical periods covered by the financial statements, and management's assessment of factors and trends which are anticipated to have material effect on the Company's financial condition and results of operations in future periods.

A.	Operating Results

The following discussion and analysis of the Company's financial condition and results of operations for the fiscal years ended December 31, 2015 and 2014 should be read in conjunction with the Company's financial statements and related notes included in this annual report in accordance with "Item 8 – Financial Information". The Company's financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

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

	For the years ended December 31
	2014	2015
REVENUE:
Sales	-	-
Gross Profit:	-	-
EXPENSES:
General & Administration fees	$32,063	$29,504
Travel	$643	$0
Consulting	$0	$0
Director/Management Fees	$0	$0
Loss before other items:	$(32,706)	$(29,504)
Other Items:
Other Income	$0	$0
Net income/(loss) for the year:	$(32,706)	$(29,504)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company's operating expenses for the year ended December 31, 2015 were $29,504 compared to $32,706 for the year ended December 31, 2014. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

The Company's general and administrative expenses for the year ended December 31, 2015 were $29,504 compared to $32,063 for the year ended December 31, 2014. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

Net Income

The Company's net loss for the year ended December 31, 2015 was $29,504 compared to a net loss of $32,706 for the year ended December 31, 2014. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company's operating expenses for the year ended December 31, 2014 were $32,706 compared to $37,762 for the year ended December 31, 2013.

The Company's general and administrative expenses for the year ended December 31, 2014 were $32,063 compared to $34,031 for the year ended December 31, 2013.

Net Income

The Company's net loss for the year ended December 31, 2014 was $32,706 compared to a net loss of $37,762 for the year ended December 31, 2013.

B.	Liquidity and Capital Resources

As at December 31, 2015, the Company had cash in the amount of $44,437.

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

To date, all funding for the Company's business and ongoing operations has come from common share issuances. The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project. These conditions make it extremely difficult for the Company to access additional equity or debt financing. Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2015.

It is the Company's opinion that it has sufficient working capital to meet its requirements for the next 12 months. The Company's officers and manager took no cash or stock compensation from the Company in 2015.

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

G.	Safe Harbor

Not applicable.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name	Position	Other Reporting Companies In Canada or the United States
		Company	Position
Nicholas W. Baxter	President, Chief Executive Officer and Director	Lexaria Corp. (CSE and OTC-QB) Jericho Oil Corporation (TSX-V)	Director Director
Gerald R. Tuskey	Director	Opal Energy Corp. (CSE) CellStop Systems Inc. (NEX) Jericho Oil Corporation (TSX-V)	Director Director Director
Roger Thomas	Director	N/A	N/A
Graham Crabtree	Chief Financial Officer	N/A	N/A

The following sets out the principal occupations and related experience for the directors and senior officers of the Company over the past five years. None of the Company's officers or directors are related by blood or marriage. There is no arrangement or understanding among major shareholders, customers or suppliers of the Company pursuant to which any officer or director of our Company was selected to that position.

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

From 1981 to 1985, Mr. Baxter worked for Resource Technology plc, a geophysical equipment sales/services company. Resource Technology plc went public on the USM in London in 1983 and graduated to the London Stock Exchange in 1984. Mr. Baxter left Resource Technology plc and established his own company in 1985 as a co-founder of Addison & Baxter Limited. Addison & Baxter Limited was a private geophysical/geological sales and services company which was acquired by A&B Geoscience Corporation in 1992. Mr. Baxter was Chief Operating Officer and a director of A&B Geoscience Corporation from 1992 to 2002. Additionally, A&B Geoscience Corporation, under Mr. Baxter's guidance, secured the first onshore production sharing agreement in Azerbaijan in 1998. A&B Geoscience Corporation became controlled by a private Swiss oil trading firm in 2002. Mr. Baxter worked as an independent upstream oil and gas consultant from 2002 to 2004 before joining our Company.

Gerald R. Tuskey has served as our Director since October 20, 2003. Mr. Tuskey also served as our Chief Financial Officer from October 20, 2003 to August 31, 2008. For the past 23 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia. Before establishing his own independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver. Mr. Tuskey has 30 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients. Mr. Tuskey is a former director and corporate secretary of A&B Geoscience Corporation. Mr. Tuskey takes primary responsibility for our Company's capital structuring, financing activities and corporate and regulatory filings and compliance.

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

In 1993 Mr. Thomas returned to the Foreign Office in London where he headed a team of analysts on Iraqi WMD. He was in charge of all British personnel taking partin UNSCOM weapons inspections in Iraq.

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

Mr. Thomas's final diplomatic post was as Consul-General in San Francisco where he was custodian of British commercial interests in California, Nevada, Oregon, Washington, Idaho, Montana and Alaska. This appointment ended in August, 2003. Mr. Thomas retired from the Diplomatic Service in 2003 and now lives in London where he works as a consultant. He is a senior analyst with MEC, a London based company dealing in world energy and Middle East political affairs, where he specializes on the situation in the Caucasus and Caspian region. He is also a partner in Cley Energy Consultants which focused on the future management of Iraq's oil reserves until it became too dangerous to continue. These positions are in addition to his directorship of Eurasia Energy Limited. He speaks German, French, Turkish and Azerbaijani.

Graham Crabtree has served as Chief Financial Officer since September 1, 2008. Mr. Crabtree received an HND in Business Studies from Liverpool Polytechnic (now Liverpool John Moores University) and became a Fellow of the Association of Chartered and Certified Accountants (FCCA) after studying at Manchester Polytechnic (now Manchester Metropolitan University). Mr. Crabtree operates an Anguilla based accounting and tax consultancy business serving clients in the nearby islands of the former Netherlands, Antilles. Mr. Crabtree has been involved in the financial service industry since the early 1990's being a founding member of the Anguilla Financial Services Association of which he is a former President, Secretary, Ethics Chairman and Treasurer. Mr. Crabtree is also the Treasurer of the Anguilla Branch of the Society of Trust and Estate Practitioners. In 1999, Mr. Crabtree resigned his membership from the Association of Chartered and Certified Accountants as a member in good standing. Mr. Crabtree continues to maintain a keen interest in developments in the world of accounting and finance. Mr. Crabtree has a wide range of experience in the financial services industry and has served as an officer and director of both private and publicly traded companies.

B. Compensation

There are presently two Executive Officers of the Company, President and Chief Executive Officer, Mr. Nicholas W. Baxter and Chief Financial Officer, Mr. Graham Crabtree. "Executive Officer" means the President, any Vice-President in charge of a principal business unit such as sales, finance or production and any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the Chairman and any Vice-Chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company's most recently completed financial year to the Company's Executive Officers:

Name and Principal Position	Year	Annual Compensation			Long-term
		Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2015	$Nil	$0	$0	$0	1,000,000 (1)	$0
Graham Crabtree C.F.O.	2015	$Nil	$0	$0	$0	125,000 (2)	$0

(1)	On April 2, 2012, Mr. Baxter was granted 1,000,000 incentive stock options at an exercise price of $0.05 for a period of five years.
(2)	On April 2, 2012, Mr. Crabtree was granted 125,000 incentive stock options at an exercise price of $0.05 for a period of five years.

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2015, the Company did not grant any stock options.

Compensation of Directors

The Company has one independent director, Mr. Roger Thomas. We define an "independent director" as one who does not serve as an officer or consultant or in any other capacity with our Company. No director's fees were paid in 2015.

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

The board of directors of the Company is currently comprised of Nicholas W. Baxter, Gerald R. Tuskey and Roger Thomas. Each director of the Company is elected and holds office until his successor takes office or until his earlier death, resignation or removal. The board of directors currently has established no committees other than the audit committee. The members of the Company's audit committee are Nicholas Baxter, Gerald R. Tuskey and Roger Thomas. There are no directors' service contracts with the Company providing for benefits upon termination of employment.

D.	Employees

As of December 31, 2015, the Company had no employees.

E.	Share Ownership

The following table lists as of April 22, 2016, the share ownership of all of the Company's directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights. The Company has 5,050,000 stock options outstanding. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares 2,000,000 stock options (2)	21.9%
Gerald R. Tuskey	3,500,000 common shares 2,000,000 stock options (3)	10.1%
Roger Thomas	Nil 300,000 stock options (4)	0%
Graham Crabtree	6,788,333 common shares 125,000 stock options (5)	19.6%

(1)	The percentage ownership positions are based on 34,548,368 shares outstanding as of April 22, 2016.
(2)	1,000,000 stock options at an exercise price of $0.05 expiring on June 1, 2016 and 1,000,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(3)	1,000,000 stock options at an exercise price of $0.05 expiring on June 1, 2016 and 1,000,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(4)	150,000 stock options at an exercise price of $0.05 expire on June 1, 2016 and 150,000 stock options at an exercise price of $0.05 expiring on April 2, 2017.
(5)	125,000 stock options at an exercise price of $0.05 expire on April 2, 2017.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of April 22, 2016, the following parties had ownership of 5% or greater of the Company's common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeen, Scotland	7,573,364	21.9%
Graham Crabtree Anguilla, B.W.I.	6,788,333	19.6%
Gerald R. Tuskey Vancouver, B.C., Canada	3,500,000	10.1%

As of April 22, 2016, the Company had approximately 275 shareholders holding 34,548,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B.	Related Party Transactions

During the year ended December 31, 2015, the Company entered into the following related party transactions:

(a)	Corporate and administrative service charges of $9,364 to a law firm of which a director of the Company is the owner;
(b)	Director fees of $Nil to a director of the Company; and
(c)	Management fees of $Nil to the officers of the Company.

C.	Interests of Experts and Counsel

Not applicable

Item 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2015

Report of Anton & Chia LLP, Certified Public Accountants dated April 29, 2016

Balance Sheets as of December 31, 2015 and 2014

Statements of Operations for the years ended December 31, 2015 and 2014

Statements of Stockholders' Equity for the years ended December 31, 2015 and 2014

Statements of Cash Flows for the years ended December 31, 2015 and 2014

Notes to Financial Statements

B.	Significant Changes

Since the date of the audited financial statements for the period ended December 31, 2015, there have been no significant changes in the Company's operations.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares were quoted for trading on the OTC Bulletin Board on December 2, 2004 under the symbol "PALV". Effective on January 12, 2006, the Company changed its name to "Eurasia Energy Limited" and changed its ticker symbol to "EUEN". The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. Effective on January 22, 2008, the Company's shares began trading on the OTC-BB under the modified symbol "EUENF" which denotes Eurasia is now a foreign issuer. The Company's shares now trade on the OTC-PK. The following quotations obtained from Stockwatch and/or Quotemedia reflect the highs and low bids for our common stock based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)	Five most recent full financial years (January 1, 2011 to December 31, 2015) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2015	$0.015	$0.0035
December 31, 2014	$1.00	$0.0035
December 31, 2013	$0.099	$0.0013
December 31, 2012	$0.045	$0.0011
December 31, 2011	$0.20	$0.0022

(b)	Two most recent full financial years and subsequent period (January 1, 2014 to March 31, 2016) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
March 31, 2016	$0.01	$0.01
December 31, 2015	$0.015	$0.0036
September 30, 2015	$0.0036	$0.0036
June 30, 2015	$0.0036	$0.0035
March 31, 2015	$0.0038	$0.0035
December 31, 2014	$0.058	$0.0035
September 30, 2014	$0.009	$0.0065
June 30, 2014	$0.08	$0.0065
March 31, 2014	$1.00	$0.0095

(c)	Recent six months (December, 2015 to April, 2016) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
April 1 to April 22, 2016	$*	$*
March, 2016	$0.01	$0.01
February, 2016	$0.01	$0.01
January, 2016	$0.006	$0.006
December, 2015	$0.015	$0.005
November, 2015	$0.0074	$0.0036

Our common shares are issued in registered form. Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares. On April 22, 2016, there were approximately 275 shareholders of our common shares and 34,548,368 shares outstanding.

B.	Plan of Distribution

Not applicable.

C.	Markets

The common shares of the Company are quoted on FINRA's OTC-PK under the symbol "EUENF".

The Company's common stock is subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

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

Nevada Agency & Transfer Company, located at Suite 880, 50 West Liberty Street, Reno, Nevada 89501, is the registrar and transfer agent for the Company's common shares.

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

Previously filed with the Securities and Exchange Commission on the Company's Form S-4 Registration Statement filed on July 23, 2007.

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

Our Company does not engage in market activities or invest in financial instruments which give rise to market risk for the Company's financial resources. Our current assets are maintained in cash in U.S. dollars. Unallocated excess working capital has from time to time been invested in short term guaranteed investment certificates.

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

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2015, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2015 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2015 to December 31, 2015, our Company's financial resources were managed directly by our director in Vancouver, British Columbia and reviewed by our C.F.O. in Anguilla, B.W.I. Our director was the only signatory on our one account. All of our financial transactions were initiated by our director, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director's and C.F.O.'s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2016 fiscal year end on December 31, 2016.

(b)	Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2015. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2015 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2015:

-

Our Company is managed by a small number of individuals working out of offices in Aberdeenshire, Scotland, Vancouver, British Columbia and Anguilla, B.W.I. We do not employ enough independent employees or members of management to provide third party oversight in review of our financial transactions on an ongoing basis. Our directors and C.F.O. are solely responsible for initiating, reviewing and recording of financial transactions. Electronic and physical records of all of our Company's financial transactions are maintained by our Vancouver office but they are not subject to third party review.

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

(c)	Attestation report of the registered public account firm

This Form 20-F Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Form 20-F Annual Report.

(d)	Changes in internal control over financing reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert serving on its audit committee. Each of the Company's directors serving on the audit committee is financially literate and is able to professionally discharge the duties incumbent upon audit committee members. However, none of the audit committee members are "financial experts". At such time as the Company may secure a project and is able to raise the significant funds necessary to exploit the opportunity, the Company will make a concerted effort to identify and appoint a financial expert to its audit committee.

Item 16B.	CODE OF ETHICS

On January 1, 2007, the Board of Directors of the Company (the "Board") adopted a new Code of Business Conduct and Ethics (the "Code"), which applies to the Company's directors, officers and employees. The Code was adopted to further strengthen the Company's internal compliance program. The Code addresses among other things, honesty and integrity, fair dealing, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and administration of the code.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the period ended December 31, 2015, the aggregate fees to Anton & Chia, LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $5,250. For the period ended December 31, 2014, the aggregate fees to Peterson Sullivan LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $11,000.

Audit Related Fees

For the period ended December 31, 2015, the aggregate fees billed for assurance and related services by Anton & Chia LLP relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00. For the period ended December 31, 2014, the aggregate fees billed for assurance and related services by our former auditor, Peterson Sullivan LLP, relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above was $0.00.

Tax Fees

For the period ended December 31, 2015, the aggregate fees to Anton & Chia LLP for other non-audit professional services, other than those services listed above, was $0.00. For the period ended December 31, 2015, the aggregate fees paid to Anton & Chia LLP for tax compliance professional services, other than those services listed above, was $0.00.

For the period ended December 31, 2014, the aggregate fees to Peterson Sullivan LLP for other non-audit professional services, other than those services listed above, was $0.00. For the period ended December 31, 2014, the aggregate fees paid to Peterson Sullivan LLP for tax compliance professional services, other than those services listed above, was $0.00.

We do not use Anton & Chia LLP or Peterson Sullivan LLP for financial information system design and implementation. These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers. We do not engage Anton & Chia LLP or Peterson Sullivan LLP to provide compliance outsourcing services.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Anton & Chia LLP is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Peterson Sullivan LLP was previously the principal accountant for Eurasia Energy Limited. In January, 2016, Eurasia Energy Limited decided to seek proposals from several independent accounting firms, including Anton & Chia LLP, to provide audit and other principal accounting services. On January 20, 2016, we engaged Anton & Chia LLP as our principal accountants. The decision to change accountants was approved by the board of directors and the audit committee of the board of directors.

During the two fiscal years ended December 31, 2014 and 2013, and the subsequent interim period through December 31, 2015, there were no: (1) disagreements with Peterson Sullivan LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of Peterson Sullivan LLP on the financial statements of Eurasia Energy Limited as of and for the years ended December 31, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

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

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The independent member of the Board of the Company is:

•	Roger Thomas

The non-independent members of the Board of the Company are:

•	Nicholas W. Baxter, President and Chief Executive Officer
•	Gerald R. Tuskey

A majority of our directors are not independent directors.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing cash flow, identifying new exploration prospects, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its audit committee, the Board examines the effectiveness of the Company's internal control processes and management information systems.

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Gerald R. Tuskey	CellStop Systems Inc. Opal Energy Corp. Jericho Oil Corporation
Nicholas W. Baxter	Lexaria Corp. Jericho Oil Corporation

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law are sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board reviews its size each year. It considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

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

The Company's financial statements have been prepared on the basis of US GAAP. Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F Annual Report.

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2015

Report of Anton & Chia LLP dated April 29, 2016

Balance Sheets as of December 31, 2015 and 2014

Statements of Operations for the years ended December 31, 2015 and 2014

Statements of Stockholders' Equity for the year ended December 31, 2015

Statements of Cash Flows for the years ended December 31, 2015 and 2014

Notes to Financial Statements

Item 19.	EXHIBITS

Copies of the following documents are filed with this Form 20-F Annual Report as exhibits:

Index of Exhibits

1.1	Articles of Incorporation and amendments thereto, as filed with the Registrant's Form 10-SB on February 27, 2004, incorporated herein by reference.

1.2	Bylaws as filed with the Registrant's Form 10-SB on February 27, 2004, incorporated herein by reference.

1.3	Certificate of Amendment to Articles of Incorporation filed with the Registrant's Form S-4 on July 23, 2007, incorporated herein by reference.

1.4	Articles of Continuance filed with the Registrant's Form S-4 on July 23, 2007, incorporated herein by reference.

1.5	Bylaws filed with the Registrant's Form S-4 on July 23, 2007, incorporated herein by reference.

2.1	Dissent and Appraisal Rights of the Nevada Revised Statutes filed with the Registrant's Form S-4 on July 23, 2007, incorporated herein by reference.

2.2	Form of Dissenter's Appraisal Notice filed with the Registrant's Form S-4 on July 23, 2007, incorporated herein by reference.

2.3	Plan of Conversion dated November 1, 2006, as filed with the Registrant's Form S-4 on July 23, 2007, incorporated herein by reference.

4.3	Form S-4 Registration Statement filed on July 23, 2007, incorporated herein by reference.

11.1	Code of Ethics filed with the Registrant's Form 10-KSB on March 30, 2007, incorporated herein by reference.

12.1	Section 302 Certification of CEO

12.2	Section 302 Certification of CFO

13.1	Section 906 Certification of CEO

13.2	Section 906 Certification of CFO

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EURASIA ENERGY LIMITED

Dated: April 29, 2016	Per:
/s/ Nicholas W. Baxter
Nicholas W. Baxter,
President and Chief Executive Officer

Per:
/s/ Graham Crabtree
Graham Crabtree,
Chief Financial Officer

EURASIA ENERGY LIMITED

(An exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Eurasia Energy Limited

We have audited the accompanying balance sheets of Eurasia Energy Limited (the "Company") as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations, changes in stockholders' equity and its cash flows for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, these conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Anton & Chia, LLP

Newport Beach, California April 29, 2016

EURASIA ENERGY LIMITED
BALANCE SHEETS
December 31, 2015 and 2014

	December 31,	December 31,
	2015	2014
(Expressed in U.S. Dollars)

ASSETS
Current assets
Cash	$44,437	$74,634
Prepaid expenses	1,194	875
Total current assets	$45,631	$75,509

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued expenses	$3,176	$3,550
Total current liabilities	3,176	3,550

Stockholders' equity (deficit) (Note 6)
Common stock, par value $0.001, authorized 100,000,000
shares; issued and outstanding shares
(December 31, 2015: 34,548,368; December 31, 2014: 34,548,368)	34,548	34,548
Additional paid-in capital	7,104,130	7,104,130
Accumulated deficit	(7,096,223)	(7,066,719)

Total stockholders' equity	42,455	71,959

Total liabilities and stockholders' equity	$45,631	$75,509

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF OPERATIONS
For the years ended December 31, 2015 and 2014

	2015	2014
(Expressed in U.S. Dollars)

Revenue	$-	$-

Expenses
General and administrative	20,140	22,608
General and administrative - related party (Note 7)	9,364	9,455
Travel	-	643
	29,504	32,706

Operating Loss	(29,504)	(32,706)

Other income and expenses	-	-

Net loss	$(29,504)	$(32,706)

Net loss per common share (Note 5)
-basic and fully diluted	$(0.00)	$(0.00)

Weighted average number of common (Note 5)
shares outstanding
-basic and fully diluted	34,548,368	34,548,368

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2015 and 2014

					Total
	Common Stock		Additional	Accumulated	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Equity

Balance, December 31, 2013	34,548,368	$34,548	$7,104,130	$(7,034,013)	$104,665

Net loss	-	-	-	$(32,706)	$(32,706)

Balance, December 31, 2014	34,548,368	$34,548	$7,104,130	$(7,066,719)	$71,959

Net loss	-	-	-	$(29,504)	$(29,504)

Balance, December 31, 2015	34,548,368	$34,548	$7,104,130	$(7,096,223)	$42,455

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015 and 2014

	2015	2014
(Expressed in U.S. Dollars)

Cash flows used in operating activities
Net loss	$(29,504)	(32,706)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Prepaid expenses	(319)	-
Accounts payable and accrued expenses	541	150
Accounts payable and accrued expenses - related party	(915)	-
Net cash used in operating activities	(30,197)	(32,556)

Cash flows from investing activities	-	-

Cash flows from financing activities	-	-

Decrease in cash	(30,197)	(32,556)

Cash, beginning of year	74,634	107,190

Cash, end of year	$44,437	$74,634

Non-Cash Financing Transaction:

Stock issued for accounts payable and debt settlement	$-	$-

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015

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

The Company has incurred losses from operations and has an accumulated deficit of $7,096,223 at December 31, 2015. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015

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

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015

Note 3 - Significant Accounting Policies – Continued

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

Related parties include: (a) affiliates of the entity; (b) entities for which investments in their equity securities would be required to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees; (d) principal owners of the entity and members of their immediate families; (e) management of entity and members of their immediate families; (f) other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Note 4 - Recent Accounting Pronouncements

(a)	Recent accounting pronouncements adopted during the period:

(i)	Development Stage Entities

On January 1, 2015, the Company adopted the Accounting Standards Update ("ASU") No. 2014-10, "Development Stage Entities", which intends to remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the update eliminates the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. Adoption of this standard just had an impact on the Company's financial statements as the Company is no longer required to present inception-to-date information on the statements of operations, cash flows and changes in capital deficit.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015

Note 4 - Recent Accounting Pronouncements - Continued

(b)	Recent accounting pronouncements not yet adopted:

(i)	Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2016 and interim periods within those periods. Early adoption is not permitted. The FASB has approved a one-year deferral of the effective date with the option to early adopt using the original effective date. Entities may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company is currently assessing the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures.

(ii)	Going Concern

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern" which is authoritative guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosures, codified in ASC 205-40, Going Concern. The guidance provides a definition of the term substantial doubt, requires an evaluation every reporting period including interim periods, provides principles for considering the mitigating effect of management's plans, requires certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, requires an express statement and other disclosures when substantial doubt is not alleviated, and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2015-15 is effective for annual reporting periods ending after December 15, 2017. The Company will adopt this guidance for the fiscal year ending December 31, 2018, and it will apply to each interim and annual period thereafter. Its adoption is not expected to have a material effect on the Company's consolidated financial statements.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015

Note 4 - Recent Accounting Pronouncements - Continued

(iii)	Income Statement – Extraordinary and Unusual Items

In January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. ASU 2015-01 eliminates the concept of reporting extraordinary items, but retains current presentation and disclosure requirements for an event or transaction that is of an unusual nature or of a type that indicates infrequency of occurrence. Transactions that meet both criteria would now also follow such presentation and disclosure requirements. For all entities, the guidance is effective for annual periods, and interim periods within those annual periods, beginning after 15 December 2015. Early adoption is permitted; however, adoption must occur at the beginning of an annual period. Therefore the amendments in ASU 2015-01 will become effective for us as of the beginning of our 2016 fiscal year. The adoption of this guidance is not expected to have a material impact upon our financial condition or results of operations.

(iv)	Deferred Taxes

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." ASU 2015-17 requires that deferred tax assets and liabilities be classified as non-current in a classified statement of financial position. The current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. Its adoption is not expected to have a material effect on the Company's consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

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

For the years ended December 31, 2015 and 2014, all loss per share amounts in the financial statements are basic loss per share. 5,050,000 (2014: 5,050,000) dilutive stock options for the year ended December 31, 2015 are not included in the computation of diluted loss per share because to do so would be anti-dilutive.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015

Note 5 - Earnings (Loss) per Share - Continued

The computation of basic and diluted earnings (loss) per share as follows for years ended December 31, 2015 and 2014:

	Year ended
	December 31,
	2015	2014

Numerator - net loss available to common stockholders	$(29,504)	$(32,706)

Denominator - weighted average number of common shares outstanding	34,548,368	34,548,368

Dilutive common stock equivalents- stock options	-	-

Denominator - weighted average number of fully diluted common shares outstanding	34,548,368	34,548,368

Basic loss per common share	$(0.00)	$(0.00)

Diluted loss per common share	$(0.00)	$(0.00)

Note 6 - Common Stock, Warrants and Options

(a)	Common Stock

No common stock was issued during the years ended December 31, 2015 and 2014.

(b)	Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2015 and December 31, 2014.

During the years ended December 31, 2015 and 2014, the Company did not have any share purchase warrants issued, cancelled or exercised.

(c)	Options

The Company allots 2,000,000 common shares for issuance under the 2007 Stock Option Plan. The stock options granted to any one optionee may not exceed 1,000,000 shares.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015

Note 6 - Common Stock, Warrants and Options- Continued

(c)	Options - continued

On June 1, 2011, the Board of Directors adopted the 2011 Stock Option Plan (the "2011 Plan") which allocates 3,000,000 common shares for issuance under the 2011 Plan.

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

On April 2, 2012, the Board of Directors adopted the 2012 Stock Option Plan (the "2012 Plan") which allocates 3,000,000 common shares for issuance under the 2012 Plan.

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

The movement of options is summarized as follows:

		Weighted
		average
	Number	exercise
	of options	price

Balance, December 31, 2015 and 2014	5,050,000	$0.05

During the years ended December 31, 2015 and 2014, the Company did not have any stock options issued, cancelled, or exercised.

The following table summarizes information about stock options outstanding at December 31, 2015 and December 31, 2014:

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015

Note 6 - Common Stock, Warrants and Options - Continued

(c)	Options - continued

	Number	Weighted	Number
Weighted	outstanding	average	exercisable
average	at	remaining	at	Average
exercise	December 31,	contractual	December 31,	instrinsic
price	2015	life (years)	2015	value

$0.05	5,050,000	0.84	5,050,000	$-
	5,050,000	0.84	5,050,000

	Number	Weighted	Number
Weighted	outstanding	average	exercisable
average	at	remaining	at	Average
exercise	December 31,	contractual	December 31,	instrinsic
price	2014	life (years)	2014	value

$0.05	5,050,000	2.59	5,050,000	$-
	5,050,000	2.59	5,050,000

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all "in-the-money" options (i.e. the difference between the Company's closing stock price on the last trading day of the year ended December 31, 2015 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. Total intrinsic value of options exercised was $nil (December 31, 2014: $nil) for the year ended December 31, 2015.

All the stock options were vested prior to the year ended December 31, 2015.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

Note 7 - Related Party Transactions

During the year ended December 31, 2015, the Company paid corporate and administrative service charges of $9,364 (2014: $9,455) to a law firm of which a director of the Company is the owner, respectively.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2015

Note 7 - Related Party Transactions - Continued

As of December 31, 2015, the Company had an amount of $124 (December 31, 2014: $1,039) owing to a law firm of which a director of the Company is the owner.

Note 8 - Income Tax

The Company was liable for taxes in the United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

For the years ended December 31, 2015 and 2014, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

For U.S. tax reporting purpose, the Company has available net operating loss carryforwards of approximately $1,338,000 for tax purposes to offset future taxable income which expires commencing 2025 through the year 2027. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforwards is approximately $455,000 at December 31, 2015. The Company has provided a full valuation allowance against the deferred tax asset.

