Form 20-F
period 2016-12-31
EURASIA ENERGY LTD
filed 2017-05-16
CIK 1278465

JA Filed by Filing Services Canada Inc. 403-717-3898

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2016

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

Mr. Graham Crabtree

(T): (264) 497-6468; (F) (264) 497-6800

294 Heywood House, Anguilla, B.W.I.

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value	OTC-PK
(Title of Class)	(Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2016: 34,548,368 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes      ☒ No

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Forward Looking Statements

This Form 20-F Annual Report includes “forward-looking statements”. A shareholder or prospective shareholder should bear this in mind when assessing the Company’s business. All statements included in this annual report, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Company’s financial position, are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

2

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

The independent auditors for the Company are Davidson & Company, LLP, Suite 1200, 609 Granville Street, Vancouver, B.C., V7Y 1G6 for the Company’s December 31, 2016 year end. The former independent auditors for the Company, Anton & Chia, LLP, Certified Public Accountants, Suite 540, 3501 Jamboree Road, Newport Beach, CA 92660 audited the Company’s December 31, 2015 and 2014 year ends. Davidson & Company, LLP was engaged to re-audit the Company’s December 31, 2015 and 2014 year ends in order to issue a report covering all the years disclosed in the December 31, 2016 audited financial statements.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

A. Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. The Company has selected a December 31 year end. The Company’s selected historical financial data for the periods from January 1, 2013 to December 31, 2013 (audited), January 1, 2014 to December 31, 2014 (audited) and January 1, 2015 to December 31, 2015 (audited) and January 1, 2016 to December 31, 2016 (audited) are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Period from Jan. 1, 2012 to Dec. 31, 2012	Period from Jan. 1, 2013 to Dec. 31, 2013	Period from Jan. 1, 2014 to Dec. 31, 2014	Period from Jan. 1, 2015 to Dec. 31, 2015	Period from Jan. 1, 2016 to Dec. 31, 2016
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total assets	$149,573	$108,065	$75,509	$45,631	$21,454
Operating revenue	-	-	-	-	-
Net working capital	$142,427	$104,665	$71,959	$42,455	$18,054
Shareholders’ Equity	$142,427	$104,665	$71,959	$42,455	$18,054
Net loss from operations	$(99,631)	$(37,762)	$(32,706)	$(29,504)	$(24,401)
Loss per share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares (basic and diluted)	32,010,663	34,548,368	34,548,368	34,548,368	34,548,368

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

The following risks relate specifically to the Company’s business and should be considered carefully. The occurrence of any one or more of the events outlined under this section could have severe consequences on the Company’s business, financial condition and results of operations and could result in the cessation of operations or bankruptcy.

We have a limited operating history and a history of losses and expect future losses, and there can be no assurances that we will achieve and sustain profitability, which makes our ability to continue as a going concern questionable and puts your investment at risk.

We have incurred significant net losses and negative cash flow from operations since our inception. We reported net loss of $24,401 in 2016. We will expect to continue to incur losses in 2017 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether. The auditors’ report on the December 31, 2016 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer’s account and information with respect to the limited market in Penny Stocks.

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

In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000. These proceeds have been sufficient to fund our ongoing operations. We will continue to conserve our cash reserves through 2017.

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

We do not expect any changes in the number of our employees over the next 12 months. We will not be purchasing any plant or significant equipment over the next 24 months. Our current management team will satisfy our requirements for the next 24 months. Our President and C.E.O., Mr. Nicholas W. Baxter, currently works part time on our Company’s affairs on an “as needed” basis. Our C.F.O., Mr. Graham Crabtree, spends approximately 10 hours per month on our Company’s affairs.

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

A. Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2016, 2015 and 2014 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

All statements other than statements of historical facts included in this Report and located elsewhere herein regarding industry prospects and the Company’s financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under “Risk Factors.” All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

	For the years ended December 31
	2016	2015	2014
REVENUE:
Sales	-	-	-
Gross Profit:	-	-	-
EXPENSES:
General and administrative	$7,908	$15,831	$17,284
Professional fees	$16,493	$13,673	$15,422
Loss before other items:	$(24,401)	$(29,504)	$(32,706)
Other Items:
Other Income	$0	$0	$0
Loss for the year:	$(24,401)	$(29,504)	$(32,706)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2016 was $24,401 compared to $29,504 for the year ended December 31, 2015.

The Company’s general and administrative expenses for the year ended December 31, 2016 was $7,908 compared to $15,831 for the year ended December 31, 2015. The Company’s professional fees expense for the year ended December 31, 2016 was $16,493 compared to $13,673 for the year ended December 31, 2015.

Net Income

The Company’s net loss for the year ended December 31, 2016 was $7,908 compared to a net loss of $15,831 for the year ended December 31, 2015. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2015 was $29,504 compared to $32,706 for the year ended December 31, 2014. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

The Company’s general and administrative expenses for the year ended December 31, 2015 was $15,831 compared to $17,284 for the year ended December 31, 2014. The Company’s professional fees expense for the year ended December 31, 2015 was $13,673 compared to $15,422 for the year ended December 31, 2014.

Net Income

The Company’s net loss for the year ended December 31, 2015 was $29,504 compared to a net loss of $32,706 for the year ended December 31, 2014. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

B. Liquidity and Capital Resources

As at December 31, 2016, the Company had cash in the amount of $21,454.

The Company estimates its operating costs for the next 12 months will include $nil for travel and $15,000 for office, administrative and business development. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain additional funding will result in delay or indefinite postponement of our oil and gas development and exploration activities. Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

To date, all funding for the Company’s business and ongoing operations has come from common share issuances. The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project. These conditions make it extremely difficult for the Company to access additional equity or debt financing. Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2016.

The Company’s officers and manager took no cash or stock compensation from the Company in 2016.

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

G. Safe Harbor

Not applicable.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Other Reporting Companies In Canada or the United States
Name	Position	Company	Position
Nicholas W. Baxter	President, Chief Executive Officer and Director	Lexaria Corp. (CSE and OTC-QB) Jericho Oil Corporation (TSX-V)	Director Director
Gerald R. Tuskey	Director	Jericho Oil Corporation (TSX-V)	Director
Roger Thomas	Director	N/A	N/A
Graham Crabtree	Chief Financial Officer	N/A	N/A

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

Gerald R. Tuskey has served as our Director since October 20, 2003. Mr. Tuskey also served as our Chief Financial Officer from October 20, 2003 to August 31, 2008. For the past 24 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia, Canada. Before establishing his own independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver. Mr. Tuskey has 30 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients. Mr. Tuskey is a former director and corporate secretary of A&B Geoscience Corporation. Mr. Tuskey takes primary responsibility for our Company’s capital structuring, financing activities and corporate and regulatory filings and compliance.

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

		Annual Compensation				Long-term
Name and Principal Position	Year	Fees $		Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #		All Other Compensation $
Nicholas W. Baxter	2016	$	Nil	$0	$0	$0	1,000,000	(1)	$0
President, C.E.O. and Director

Graham Crabtree	2016	$	Nil	$0	$0	$0	125,000	(2)	$0
C.F.O.

_____________

(1)	On April 2, 2012, Mr. Baxter was granted 1,000,000 incentive stock options at an exercise price of $0.05 for a period of five years.

(2)	On April 2, 2012, Mr. Crabtree was granted 125,000 incentive stock options at an exercise price of $0.05 for a period of five years.

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2016, the Company did not grant any stock options.

Compensation of Directors

The Company has one independent director, Mr. Roger Thomas. We define an “independent director” as one who does not serve as an officer or consultant or in any other capacity with our Company. No director’s fees were paid in 2016.

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

D. Employees

As of December 31, 2016, the Company had no employees.

E. Share Ownership

The following table lists as of May 10, 2017, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights. The Company has no outstanding stock options. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares	21.9%
Gerald R. Tuskey	3,500,000 common shares	10.1%
Roger Thomas	Nil	0%
Graham Crabtree	6,788,333 common shares	19.6%

_____________

(1)	The percentage ownership positions are based on 34,548,368 shares outstanding as of May 10, 2017.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of May 10, 2017, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeen, Scotland	7,573,364	21.9%

Graham Crabtree Anguilla, B.W.I.	6,788,333	19.6%

Gerald R. Tuskey Vancouver, B.C., Canada	3,500,000	10.1%

As of May 10, 2017, the Company had approximately 275 shareholders holding 34,548,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B. Related Party Transactions

During the year ended December 31, 2016, the Company paid corporate and administrative service charges of $3,581 (2015: $9,364; 2014: $9,455) to a law firm of which a director of the Company is the owner.

C. Interests of Experts and Counsel

Not applicable

Item 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2016

Report of Davidson & Company, LLP, Chartered Professional Accountants dated May 10, 2017

Balance Sheets as of December 31, 2016 and 2015

Statements of Operations for the years ended December 31, 2016, 2015 and 2014

Statements of Stockholders’ Equity for the years ended December 31, 2016, 2015 and 2014

Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014

Notes to Financial Statements

B. Significant Changes

Since the date of the audited financial statements for the year ended December 31, 2016, there have been no significant changes in the Company’s operations.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares were quoted for trading on the OTC Bulletin Board on December 2, 2004 under the symbol “PALV”. Effective on January 12, 2006, the Company changed its name to “Eurasia Energy Limited” and changed its ticker symbol to “EUEN”. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. Effective on January 22, 2008, the Company’s shares began trading on the OTC-BB under the modified symbol “EUENF” which denotes Eurasia is now a foreign issuer. The Company’s shares now trade on the OTC-PK. The following quotations obtained from Stockwatch and/or Quotemedia reflect the highs and low bids for our common stock based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)	Five most recent full financial years (January 1, 2012 to December 31, 2016) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2016	$0.01	$0.01
December 31, 2015	$0.015	$0.0035
December 31, 2014	$1.00	$0.0035
December 31, 2013	$0.099	$0.0013
December 31, 2012	$0.045	$0.0011

(b)	Two most recent full financial years and subsequent period (January 1, 2015 to May 10, 2017) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
March 30, 2017	N/A	N/A
December 31, 2016	N/A	N/S
September 30, 2016	$0.01	$0.00
June 30, 2016	$0.01	$0.01
March 31, 2016	$0.01	$0.01
December 31, 2015	$0.015	$0.0036
September 30, 2015	$0.0036	$0.0036
June 30, 2015	$0.0036	$0.0035
March 31, 2015	$0.0038	$0.0035

(c)	Recent six months (November, 2016 to May 2017) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
April, 2017	$0.01	$0.01
March, 2017	N/A	N/A
February, 2017	$0.01	$0.02
January, 2017	$0.01	$0.02
December, 2016	N/A	N/A
November, 2016	N/A	N/A

Our common shares are issued in registered form. Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares. On May 10, 2016, there were approximately 275 shareholders of our common shares and 34,548,368 shares outstanding.

B. Plan of Distribution

Not applicable.

C. Markets

The common shares of the Company are quoted on FINRA’s OTC-PK under the symbol “EUENF”.

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

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer’s account and information with respect to the limited market in Penny Stocks.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2016, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2016 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2016 to December 31, 2016, our Company’s financial resources were managed directly by our director in Vancouver, British Columbia and reviewed by our C.F.O. in Anguilla, B.W.I. Our director was the only signatory on our one account. All of our financial transactions were initiated by our director, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2017 fiscal year end on December 31, 2017.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2016. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2016 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2016:

-	Our Company is managed by a small number of individuals working out of offices in Aberdeenshire, Scotland, Vancouver, British Columbia, Canada and Anguilla, B.W.I. We do not employ enough independent employees or members of management to provide third party oversight in review of our financial transactions on an ongoing basis. Our directors and C.F.O. are solely responsible for initiating, reviewing and recording of financial transactions. Electronic and physical records of all of our Company’s financial transactions are maintained by our Vancouver office but they are not subject to third party review.

-	Our Company maintains a board of directors consisting of only three members. This small board of directors is inadequate for providing independent oversight of our management team and does not allow us to staff important board of director committees such as an independent audit committee. Given that our Company was facing material litigation, it was impossible to attract additional qualified members for our board of directors. Although this litigation is now resolved, this is still a material weakness in our internal control over financial reporting. Additionally, to date, we do not have a designated financial expert and we do not have an established whistleblower program. These are also material weaknesses in our internal control over financial reporting.

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

(d) Changes in internal control over financing reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2016, the aggregate fees to Davidson & Company, LLP, Chartered Professional Accountants for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were $15,000. For the year ended December 31, 2015, the aggregate fees to Anton & Chia, LLP for professional services rendered for the audit of our annual financial statements included in our Form 20-F Annual Report were $5,250.

Audit Related Fees

For the year ended December 31, 2016, the aggregate fees billed for assurance and related services by Davidson & Company, LLP, Chartered Professional Accountants relating to the performance of the audits of our financial statements which are not reported under the caption “Audit Fees” above, was $0.00. For the year ended December 31, 2015, the aggregate fees billed for assurance and related services by Anton & Chia LLP relating to the performance of the audit of our financial statements which are not reported under the caption “Audit Fees” above, was $0.00.

Tax Fees

For the year ended December 31, 2016, the aggregate fees to Davidson & Company, LLP for other non-audit professional services, other than those services listed above, was $0.00. For the period ended December 31, 2016, the aggregate fees paid to Davidson & Company, LLP for tax compliance professional services, other than those services listed above, was $0.00.

For the year ended December 31, 2015, the aggregate fees to Anton & Chia LLP for other non-audit professional services, other than those services listed above, was $0.00. For the year ended December 31, 2015, the aggregate fees paid to Anton & Chia LLP for tax compliance professional services, other than those services listed above, was $0.00.

We do not use Davidson & Company, LLP for financial information system design and implementation. These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers. We do not engage Davidson & Company, LLP to provide compliance outsourcing services.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Davidson & Company, LLP is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

-	approved by our audit committee (which consists of our entire board of directors); or

-	entered into pursuant to pre-approval policies and procedures established by the board of directors, provided the policies and procedures are detailed as to the particular service, the board of directors is informed of each service, and such policies and procedures do not include delegation of the board of directors’ responsibilities to management.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Peterson Sullivan LLP was previously the principal accountant for Eurasia Energy Limited. In January, 2016, Eurasia Energy Limited decided to seek proposals from several independent accounting firms, including Anton & Chia LLP, to provide audit and other principal accounting services. On January 20, 2016, we engaged Anton & Chia LLP as our principal accountants for a three year period at a fixed fee rate. The decision to change accountants was approved by the board of directors and the audit committee of the board of directors. In December 2016 Anton & Chia, LLP resigned as our principal accountant. Davidson & Company LLP agreed to act as principal accountant for Eurasia Energy Limited for its 2016 fiscal year.

During the two fiscal years ended December 31, 2015 and 2014, and the subsequent interim period through December 31, 2016, there were no: (1) disagreements with Anton & Chia, LLP or Peterson Sullivan LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of Anton & Chia, LLP and Peterson Sullivan LLP on the financial statements of Eurasia Energy Limited as of and for the years ended December 31, 2015 and 2014 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

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

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Gerald R. Tuskey	Jericho Oil Corporation

Nicholas W. Baxter	Lexaria Corp. Jericho Oil Corporation

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

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2016

Report of Davidson & Company, LLP dated May 10, 2017

Balance Sheets as of December 31, 2016 and 2015

Statements of Operations for the years ended December 31, 2016, 2015 and 2014

Statements of Stockholders’ Equity for the year ended December 31, 2016, 2015 and 2014

Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014

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

EURASIA ENERGY LIMITED

Dated: May 16, 2017	Per:	/s/ Nicholas W. Baxter
Nicholas W. Baxter,
President and Chief Executive Officer

	Per:	/s/ Graham Crabtree
Graham Crabtree,
Chief Financial Officer

EURASIA ENERGY LIMITED

Financial Statements

(Expressed in U.S. Dollars)

December 31, 2016

29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Eurasia Energy Limited

We have audited the accompanying financial statements of Eurasia Energy Limited, which comprise the balance sheets of Eurasia Energy Limited as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2016, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurasia Energy Limited as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years ended December 31, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Eurasia Energy Limited will continue as a going concern. As discussed in Note 1 to the financial statements, Eurasia Energy Limited has suffered recurring losses from operations. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 10, 2017

EURASIA ENERGY LIMITED

BALANCE SHEETS

December 31, 2016 and 2015

	December 31,	December 31,
(Expressed in U.S. Dollars)	2016	2015

ASSETS
Current assets
Cash	$21,454	$44,437
Prepaid expenses	-	1,194
Total assets	$21,454	$45,631

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$3,400	$3,176
Total liabilities	3,400	3,176

Stockholders’ equity (Note 4)
Common stock, $0.001 par value, 100,000,000 authorized shares
(34,548,368 issued and outstanding as of December 31, 2016 and 2015)	34,548	34,548
Additional paid-in capital	7,104,130	7,104,130
Accumulated deficit	(7,120,624)	(7,096,223)

Total stockholders’ equity	18,054	42,455

Total liabilities and stockholders’ equity	$21,454	$45,631

Nature and continuance of operations (Note 1)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

STATEMENTS OF OPERATIONS

For the years ended December 31, 2016, 2015 and 2014

(Expressed in U.S. Dollars)	2016	2015	2014

Expenses
General and administrative	$7,908	$15,831	$17,284
Professional fees	16,493	13,673	15,422
Net loss	24,401	29,504	32,706

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding
-basic and diluted	34,548,368	34,548,368	34,548,368

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2016, 2015 and 2014

					Total
	Common Stock		Additional	Accumulated	Stockholders’
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Equity

Balance, December 31, 2013	34,548,368	$34,548	$7,104,130	$(7,034,013)	$104,665

Net loss for the year	-	-	-	(32,706)	(32,706)

Balance, December 31, 2014	34,548,368	34,548	7,104,130	(7,066,719)	71,959

Net loss for the year	-	-	-	(29,504)	(29,504)

Balance, December 31, 2015	34,548,368	34,548	7,104,130	(7,096,223)	42,455

Net loss for the year	-	-	-	(24,401)	(24,401)

Balance, December 31, 2016	34,548,368	$34,548	$7,104,130	$(7,120,624)	$18,054

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016, 2015 and 2014

(Expressed in U.S. Dollars)	2016	2015	2014

Cash flows used in operating activities
Net loss for the year	$(24,401)	$(29,504)	$(32,706)
Changes in non-cash working capital items
Prepaid expenses	1,194	(319)	-
Accounts payable and accrued liabilities	224	(374)	150
Net cash used in operating activities	(22,983)	(30,197)	(32,556)

Cash flows from investing activities	-	-	-

Cash flows from financing activities	-	-	-

Change in cash during the year	(22,983)	(30,197)	(32,556)

Cash, beginning of year	44,437	74,634	107,190

Cash, end of year	$21,454	$44,437	$74,634

There were no non-cash transactions during the years ended December 31, 2016, 2015 and 2014.

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2016

Note 1 – Nature and Continuance of Operations

Eurasia Energy Limited (“the Company”) is currently inactive. The Company’s principal business is to explore investment and/or involvement opportunities in both the resource and non-resource sectors and is currently evaluating suitable targets. To date, the Company has not generated revenues from operations.

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the liquidation of liabilities in the normal course of business.

The Company has incurred losses from operations and has an accumulated deficit of $7,120,624 at December 31, 2016. The Company cannot be certain that capital will be provided when it is required. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 2 - Significant Accounting Policies

(a) Principles of Accounting

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America (“U.S.”).

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

(c) Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2016 and 2015, there were no cash equivalents.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2016

Note 2 - Significant Accounting Policies - Continued

(d) Income Taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

(e) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the year attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net loss for the year attributable to common stockholders by the weighted average number of common shares outstanding and dilutive common stock equivalents for the period. At December 31, 2016, 2015 and 2014, the 2,550,000 stock options outstanding were anti-dilutive and not included in the calculation.

(f) Stock-Based Compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment, using the Black-Scholes option pricing model.

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

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2016

Note 2 - Significant Accounting Policies - Continued

(h) Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

The Company classifies its financial instruments as follows:

Cash is classified as held for trading and is measured at fair value using Level 1 inputs. Accounts payable and accrued liabilities is classified as other financial liabilities, and have a fair value approximating its carrying value, due to its short-term.

Note 3 - Recent Accounting Pronouncements

Recent Accounting Pronouncements Not Yet Adopted

(i) Revenue from contracts with customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2016 and interim periods within those periods. Early adoption is not permitted. The FASB has approved a one-year deferral of the effective date with the option to early adopt using the original effective date. Entities may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company is currently assessing the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2016

Note 3 - Recent Accounting Pronouncements - Continued

Recent Accounting Pronouncements Not Yet Adopted During the Period - Continued

(ii) Going concern

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern” which is authoritative guidance on management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and provide related footnote disclosures, codified in ASC 205-40, Going Concern. The guidance provides a definition of the term substantial doubt, requires an evaluation every reporting period including interim periods, provides principles for considering the mitigating effect of management’s plans, requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, requires an express statement and other disclosures when substantial doubt is not alleviated, and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2015-15 is effective for annual reporting periods ending after December 15, 2017. The Company will adopt this guidance for the fiscal year ending December 31, 2018, and it will apply to each interim and annual period thereafter. Its adoption is not expected to have a material effect on the Company’s consolidated financial statements.

(iii) Deferred taxes

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 requires that deferred tax assets and liabilities be classified as non-current in a classified statement of financial position. The current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. Its adoption is not expected to have a material effect on the Company’s consolidated financial statements.

(iv) Share-based payment accounting

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”, which modifies the accounting for excess tax benefits and tax deficiencies associated with share-based payments, the accounting for forfeitures, and the classification of certain items on the statement of cash flows. ASU 2016-09 eliminates the requirement to recognize excess tax benefits in additional paid-in capital (“APIC”), and the requirement to evaluate tax deficiencies for APIC or income tax expense classification, and provides for these benefits or deficiencies to be recorded as an income tax expense or benefit in the income statement. With these changes, tax-related cash flows resulting from share-based payments will be classified as operating activities as opposed to financing, as currently presented. The standard is effective for us in the first quarter of fiscal year 2018, although early adoption is permitted. We are currently assessing the impact the new standard will have on our financial statements.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2016

Note 3 - Recent Accounting Pronouncements - Continued

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

Note 4 - Equity

Authorized: 100,000,000 common shares, par value $0.001

(a) Common Stock

No common stock was issued during the years ended December 31, 2016, 2015 and 2014.

(b) Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2016 and December 31, 2015.

During the years ended December 31, 2016, 2015 and 2014, the Company did not have any share purchase warrants issued, cancelled or exercised.

(c) Stock Options

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees, and consultants. Under the Plan, the Company may grant options to acquire up to 3,000,000 common stock of the Company. The exercise price of each option will not be less than the fair market value price of the Company’s stock on the date of grant. The Plan is administered by the Board of Directors.

The movement of options is summarized as follows:

		Weighted
		average
	Number	exercise
	of options	price

Balance, December 31, 2015, 2014 and 2013	5,050,000	$0.05
Expired	(2,500,000)	0.05
Balance, December 31, 2016	2,550,000	$0.05

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2016

Note 4 - Equity - Continued

(c) Stock Options - Continued

The following table summarizes information about stock options outstanding at December 31, 2016:

	Number	Weighted	Number
	outstanding	average	exercisable
	at	remaining	at	Average
Exercise	December 31,	contractual	December 31,	instrinsic	Expiry
price	2016	life (years)	2016	value	date

$0.05	2,550,000	0.25	2,550,000	$-	April 2, 2017*
	2,550,000	0.25	2,550,000

__________

*	Expired unexercised subsequent to year end.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value for all “in-the-money” options (i.e. the difference between the Company’s closing stock price on the last trading day of the year ended December 31, 2016 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2016. Total intrinsic value of options exercised was $nil (December 31, 2015 and 2014: $nil) for the year ended December 31, 2016.

Note 5 - Related Party Transactions

During the year ended December 31, 2016, the Company paid corporate and administrative service charges of $3,581 (2015: $9,364; 2014: $9,455) to a law firm of which a director of the Company is the owner.

As of December 31, 2016, the Company had an amount of $nil (December 31, 2015: $124) owing to a law firm of which a director of the Company is the owner.

Note 6 - Income Taxes

The Company was liable for taxes in the United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

For the years ended December 31, 2016, 2015 and 2014, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2016

Note 6 - Income Taxes - Continued

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

The deferred tax asset associated with the tax loss carryforwards is approximately $455,000 at December 31, 2016. The Company has provided a full valuation allowance against the deferred tax asset.

Note 7 - Fair Value Accounting

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 - Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 - Quoted prices in active markets for similar assets that are observable.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash is measured at fair value using Level 1 inputs.

