Form 20-F
period 2017-12-31
EURASIA ENERGY LTD
filed 2018-05-07
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2017

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2017: 34,548,368 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.           ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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

2

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

The independent auditors for the Company are Davidson & Company, LLP, Suite 1200, 609 Granville Street, Vancouver, B.C., V7Y 1G6 for the Company’s December 31, 2017 and 2016 year ends. The former independent auditors for the Company, Anton & Chia, LLP, Certified Public Accountants, Suite 540, 3501 Jamboree Road, Newport Beach, CA 92660 audited the Company’s December 31, 2015 and 2014 year ends.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

A. Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. The Company has selected a December 31 year end. The Company’s selected historical financial data for the periods from January 1, 2015 to December 31, 2015 (audited) and January 1, 2016 to December 31, 2016 (audited) and January 1, 2017 to December 31, 2017 (audited) are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Period from Jan. 1, 2015 to Dec. 31, 2015	Period from Jan. 1, 2016 to Dec. 31, 2016	Period from Jan. 1, 2017 to Dec. 31, 2017
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total assets	$45,631	$21,454	$4,020
Operating revenue	-	-	-
Net working capital	$42,455	$18,054	$(4,783)
Shareholders’ Equity (Deficiency)	$42,455	$18,054	$(4,783)
Net loss from operations	$(29,504)	$(24,401)	$(22,837)
Loss per share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares (basic and diluted)	34,548,368	34,548,368	34,548,368

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

We have incurred significant net losses and negative cash flow from operations since our inception. We reported net loss of $22,837 in 2017. We will expect to continue to incur losses in 2018 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether. The auditors’ report on the December 31, 2017 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000. These proceeds have been sufficient to fund our ongoing operations. We will continue to conserve our cash reserves through 2018.

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

A. Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2017, 2016 and 2015 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

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

	For the years ended December 31
	2017	2016	2015
REVENUE:
Sales	-	-	-
Gross Profit:	-	-	-
EXPENSES:
General and administrative	$6,574	$7,908	$15,831
Professional fees	$16,263	$16,493	$13,673
Loss before other items:	$(22,837)	$(24,401)	$(29,504)
Other Items:
Other Income	$0	$0	$0
Loss for the year:	$(22,837)	$(24,401)	$(29,504)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2017 was $22,837 compared to $24,401 for the year ended December 31, 2016.

The Company’s general and administrative expenses for the year ended December 31, 2017 was $6,574 compared to $7,908 for the year ended December 31, 2016. The Company’s professional fees expense for the year ended December 31, 2017 was $16,263 compared to $16,493 for the year ended December 31, 2016.

Net Income

The Company’s net loss for the year ended December 31, 2017 was $22,837 compared to a net loss of $24,401 for the year ended December 31, 2016. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

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

Net Income

The Company’s net loss for the year ended December 31, 2016 was $24,401 compared to a net loss of $29,504 for the year ended December 31, 2015. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

B. Liquidity and Capital Resources

As at December 31, 2017, the Company had cash in the amount of $4,020.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances. The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project. These conditions make it extremely difficult for the Company to access additional equity or debt financing. Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2017.

The Company’s officers and manager took no cash or stock compensation from the Company in 2017.

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

G. Safe Harbor

Not applicable.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Other Reporting Companies In Canada or the United States
Name	Position	Company	Position
Nicholas W. Baxter	President, Chief Executive Officer and Director	Lexaria Bioscience Corp. (CSE and OTC-QB) Jericho Oil Corporation (TSX-V)	Director Director
Gerald R. Tuskey	Director	Jericho Oil Corporation (TSX-V)	Director
Graham Crabtree	Chief Financial Officer	N/A	N/A

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

		Annual Compensation				Long-term
Name and Principal Position	Year	Fees $		Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2017	$	Nil	$0	$0	$0	Nil (1)	$0
Graham Crabtree C.F.O.	2017	$	Nil	$0	$0	$0	Nil (2)	$0

_________

(1)	On April 2, 2012, Mr. Baxter was granted 1,000,000 incentive stock options at an exercise price of $0.05 for a period of five years. The options expired unexercised during the year ended December 31, 2017.

(2)	On April 2, 2012, Mr. Crabtree was granted 125,000 incentive stock options at an exercise price of $0.05 for a period of five years. The options expired unexercised during the year ended December 31, 2017.

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2017, the Company did not grant any stock options.

Compensation of Directors

The Company currently has no independent directors. We define an “independent director” as one who does not serve as an officer or consultant or in any other capacity with our Company. No director’s fees were paid in 2017.

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

C. Board Practices

The board of directors of the Company is currently comprised of Nicholas W. Baxter and Gerald R. Tuskey. Each director of the Company is elected and holds office until his successor takes office or until his earlier death, resignation or removal. The board of directors currently has established no committees other than the audit committee. The members of the Company’s audit committee are Nicholas Baxter and Gerald R. Tuskey. There are no directors’ service contracts with the Company providing for benefits upon termination of employment.

D. Employees

As of December 31, 2017, the Company had no employees.

E. Share Ownership

The following table lists as of May 7, 2018, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights. The Company has no outstanding stock options. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares	21.9%
Gerald R. Tuskey	3,500,000 common shares	10.1%
Graham Crabtree	6,788,333 common shares	19.6%

(1) The percentage ownership positions are based on 34,548,368 shares outstanding as of May 7, 2018.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of May 7, 2018, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeen, Scotland	7,573,364	21.9%
Graham Crabtree Anguilla, B.W.I.	6,788,333	19.6%
Gerald R. Tuskey Vancouver, B.C., Canada	3,500,000	10.1%

As of May 7, 2018, the Company had approximately 275 shareholders holding 34,548,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B. Related Party Transactions

During the year ended December 31, 2017, the Company paid corporate and administrative service charges of $nil (2016: $3,581; 2015: $9,364) to a law firm of which a director of the Company is the owner.

C. Interests of Experts and Counsel

Not applicable

Item 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2017

Report of Davidson & Company, LLP, Chartered Professional Accountants dated May 7, 2018

Balance Sheets as of December 31, 2017 and 2016

Statements of Operations for the years ended December 31, 2017, 2016 and 2015

Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 2017, 2016 and 2015

Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015

Notes to Financial Statements

B. Significant Changes

Since the date of the audited financial statements for the year ended December 31, 2017, there have been no significant changes in the Company’s operations.

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

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a) Five most recent full financial years (January 1, 2013 to December 31, 2017) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2017	$0.02	$0.01
December 31, 2016	$0.01	$0.01
December 31, 2015	$0.015	$0.0035
December 31, 2014	$1.00	$0.0035
December 31, 2013	$0.099	$0.0013

(b) Two most recent full financial years and subsequent period (January 1, 2016 to May 7, 2018) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
April 1, 2018 to May 7, 2018	$0.01	$0.01
March 30, 2018	$0.05	$0.01
December 31, 2017	$0.02	$0.01
September 30, 2017	N/A	N/A
June 30, 2017	$0.01	$0.01
March 30, 2017	N/A	N/A
December 31, 2016	N/A	N/A
September 30, 2016	$0.01	$0.00
June 30, 2016	$0.01	$0.01
March 31, 2016	$0.01	$0.01

(c) Recent six months (November, 2017 to April, 2018) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
April, 2018	$0.01	$0.01
March, 2018	N/A	N/A
February, 2018	$0.01	$0.01
January, 2018	$0.05	$0.01
December, 2017	$0.02	$0.01
November, 2017	$0.01	$0.01

Our common shares are issued in registered form. Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares. On May 7, 2018, there were approximately 275 shareholders of our common shares and 34,548,368 shares outstanding.

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

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

The Company has an authorized share capital of 100,000,000 common shares with a par value of $0.001 per share. The Company currently has 34,548,368 common shares issued and outstanding as fully paid and non-assessable.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2017, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2017 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2017 to December 31, 2017, our Company’s financial resources were managed directly by our director in Vancouver, British Columbia and reviewed by our C.F.O. in Anguilla, B.W.I. Our director was the only signatory on our one account. All of our financial transactions were initiated by our director, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2018 fiscal year end on December 31, 2018.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2017. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2017 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2017:

-	Our Company is managed by a small number of individuals working out of offices in Aberdeenshire, Scotland, Vancouver, British Columbia, Canada and Anguilla, B.W.I. We do not employ enough independent employees or members of management to provide third party oversight in review of our financial transactions on an ongoing basis. Our directors and C.F.O. are solely responsible for initiating, reviewing and recording of financial transactions. Electronic and physical records of all of our Company’s financial transactions are maintained by our Vancouver office but they are not subject to third party review.

-	Our Company maintains a board of directors consisting of only two members. This small board of directors is inadequate for providing independent oversight of our management team and does not allow us to staff important board of director committees such as an independent audit committee. Given that our Company was facing material litigation, it was impossible to attract additional qualified members for our board of directors. Although this litigation is now resolved, this is still a material weakness in our internal control over financial reporting. Additionally, to date, we do not have a designated financial expert and we do not have an established whistleblower program. These are also material weaknesses in our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2017, the aggregate fees to Davidson & Company, LLP, Chartered Professional Accountants for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CDN$10,000. For the year ended December 31, 2016, the aggregate fees to Davidson & Company, LLP, Chartered Professional Accountants for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CDN$15,000.

Audit Related Fees

For the year ended December 31, 2017, the aggregate fees billed for assurance and related services by Davidson & Company, LLP, Chartered Professional Accountants relating to the performance of the audits of our financial statements which are not reported under the caption “Audit Fees” above, was $0.00. For the year ended December 31, 2016, the aggregate fees billed for assurance and related services by Davidson & Company, LLP, Chartered Professional Accountants relating to the performance of the audits of our financial statements which are not reported under the caption “Audit Fees” above, was $0.00.

Tax Fees

For the year ended December 31, 2017, the aggregate fees to Davidson & Company, LLP for other non-audit professional services, other than those services listed above, was $0.00. For the period ended December 31, 2017, the aggregate fees paid to Davidson & Company, LLP for tax compliance professional services, other than those services listed above, was $0.00.

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

Not Applicable

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

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Gerald R. Tuskey	Jericho Oil Corporation
Nicholas W. Baxter	Lexaria Bioscience Corp. Jericho Oil Corporation

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

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2017

Report of Davidson & Company, LLP dated May 7, 2018

Balance Sheets as of December 31, 2017 and 2016

Statements of Operations for the years ended December 31, 2017, 2016 and 2015

Statements of Stockholders’ Equity (Deficiency) for the year ended December 31, 2017, 2016 and 2015

Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015

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

EURASIA ENERGY LIMITED

Dated: May 7, 2018	Per:
/s/ Nicholas W. Baxter
Nicholas W. Baxter,
President and Chief Executive Officer

Per:
/s/ Graham Crabtree
Graham Crabtree,
Chief Financial Officer

EURASIA ENERGY LIMITED

Financial Statements

(Expressed in U.S. Dollars)

December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Eurasia Energy Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Eurasia Energy Limited (the “Company”), as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ equity (deficiency), and cash flows for the years ended December 31, 2017, 2016, and 2015, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eurasia Energy Limited as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years ended December 31, 2017, 2016, and 2015 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 7, 2018

EURASIA ENERGY LIMITED
BALANCE SHEETS
December 31, 2017 and 2016

	December 31,	December 31,
(Expressed in U.S. Dollars)	2017	2016

ASSETS
Current assets
Cash	$4,020	$21,454
Total assets	$4,020	$21,454

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities (Note 5)	$8,803	$3,400
Total liabilities	8,803	3,400

Stockholders’ equity (deficiency) (Note 4)
Common stock, $0.001 par value, 100,000,000 authorized shares (34,548,368 issued and outstanding as of December 31, 2017 and 2016)	34,548	34,548
Additional paid-in capital	7,104,130	7,104,130
Accumulated deficit	(7,143,461)	(7,120,624)

Total stockholders’ equity (deficiency)	(4,783)	18,054

Total liabilities and stockholders’ equity (deficiency)	$4,020	$21,454

Nature and continuance of operations (Note 1)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF OPERATIONS
For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. Dollars)	2017	2016	2015

Expenses
General and administrative	$6,574	$7,908	$15,831
Professional fees	16,263	16,493	13,673
Net loss	22,837	24,401	29,504

Basic and diluted loss per common share	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding
-Basic and diluted	34,548,368	34,548,368	34,548,368

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
For the years ended December 31, 2017, 2016 and 2015

					Total
	Common Stock		Additional paid-in	Accumulated	Stockholders’ Equity
(Expressed in U.S. Dollars)	Shares	Amount	capital	Deficit	(Deficiency)

Balance, December 31, 2014	34,548,368	34,548	7,104,130	(7,066,719)	71,959

Net loss for the year	-	-	-	(29,504)	(29,504)

Balance, December 31, 2015	34,548,368	34,548	7,104,130	(7,096,223)	42,455

Net loss for the year	-	-	-	(24,401)	(24,401)

Balance, December 31, 2016	34,548,368	34,548	7,104,130	(7,120,624)	18,054

Net loss for the year	-	-	-	(22,837)	(22,837)

Balance, December 31, 2017	34,548,368	$34,548	$7,104,130	$(7,143,461)	$(4,783)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. Dollars)	2017	2016	2015

Cash flows used in operating activities
Net loss for the year	$(22,837)	$(24,401)	$(29,504)
Changes in non-cash working capital items
Prepaid expenses	-	1,194	(319)
Accounts payable and accrued liabilities	5,403	224	(374)
Net cash used in operating activities	(17,434)	(22,983)	(30,197)

Cash flows from investing activities	-	-	-

Cash flows from financing activities	-	-	-

Change in cash during the year	(17,434)	(22,983)	(30,197)

Cash, beginning of year	21,454	44,437	74,634

Cash, end of year	$4,020	$21,454	$44,437

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2017

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

The Company has incurred losses from operations and has an accumulated deficit of $7,143,461 at December 31, 2017. The Company cannot be certain that capital will be provided when it is required. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

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

(c) Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2017 and December 31, 2016, there were no cash equivalents.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2017

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

(e) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the year attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net loss for the year attributable to common stockholders by the weighted average number of common shares outstanding and dilutive common stock equivalents for the period. At December 31, 2017 there were no stock options outstanding (December 31, 2016, - 2,550,000 outstanding stock options were anti-dilutive).

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

December 31, 2017

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

Note 3 - Recent Accounting Pronouncements

Accounting Pronouncements Adopted During the Period

(i) Deferred taxes

Effectively January 1, 2017, the Company adopted ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 requires that deferred tax assets and liabilities be classified as non-current in a classified statement of financial position. The current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. Its adoption does not have a material effect on the Company’s financial statements.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2017

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

December 31, 2017

Note 3 - Recent Accounting Pronouncements - Continued

Recent Accounting Pronouncements Not Yet Adopted - Continued

(iii) Share-based payment accounting

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

(iv) Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which addresses eight specific cash flow issues and is intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2017, and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

On November 17, 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, a consensus of the FASB’s Emerging Issues Task Force (the “Task Force”). The new standard requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU No. 2016-18 is effective for public business entities for fiscal years beginning after December 15, 2017. The Company does not believe this ASU will have an impact on our results of operation, cash flows, other than presentation, or financial condition.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2017

Note 4 - Equity

Authorized: 100,000,000 common shares, par value $0.001

(a) Common Stock

No common stock was issued during the years ended December 31, 2017, 2016 and 2015.

(b) Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2017, 2016 and 2015.

During the years ended December 31, 2017 and 2016, the Company did not have any share purchase warrants issued, cancelled or exercised.

(c) Stock Options

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees, and consultants. Under the Plan, the Company may grant options to acquire up to 3,000,000 common shares of the Company. The exercise price of each option will not be less than the fair market value price of the Company’s stock on the date of grant. The Plan is administered by the Board of Directors.

The movement of options is summarized as follows:

		Weighted
		average
	Number	exercise
	of options	price

Balance, December 31, 2015	5,050,000	$0.05
Expired	(2,500,000)	0.05
Balance, December 31, 2016	2,550,000	0.05
Expired	(2,550,000)	0.05
Balance, December 31, 2017	-

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2017

Note 4 - Equity - Continued

(c) Stock Options - Continued

There were 2,550,000 stock options at an exercise price of $0.05 each expired unexercised on April 2, 2017.

At December 31, 2017, there was no outstanding stock options.

Note 5 - Related Party Transactions

During the year ended December 31, 2017, the Company paid corporate and administrative service charges of $nil (2016: $3,581; 2015: $9,364) to a law firm of which a director of the Company is the owner.

As of December 31, 2017, the Company had an amount of $1,450 (December 31, 2016: $nil; December 31, 2015: $124) owing to a law firm of which a director of the Company is the owner.

Note 6 - Income Taxes

The Company was liable for taxes in the United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

For the years ended December 31, 2017, 2016 and 2015, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

For U.S. tax reporting purpose, the Company has available net operating loss carryforwards of approximately $1,338,000 for tax purposes to offset future taxable income which expires commencing 2025 through the year 2028. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforwards is approximately $455,000 at December 31, 2017. The Company has provided a full valuation allowance against the deferred tax asset.

EURASIA ENERGY LIMITED

Notes to Financial Statements

(Expressed in U.S. Dollars)

December 31, 2017

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

