Form 20-F
period 2018-12-31
EURASIA ENERGY LTD
filed 2019-05-14
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2018

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

Mr. Graham Crabtree
(T): (264) 476-5202, Email: info@ceg.ai
294 Heywood House, Anguilla, B.W.I.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value (Title of Class)	OTC-PK (Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2018: 34,548,368 Common Shares With a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
❒ Yes ☑ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer", "accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ❒
Accelerated filer ❒
Non-accelerated filer ☑
Emerging Growth Company ❒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.❒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
☑ Yes                                  ❒ No

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

PART I

Item 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.
Directors and Senior Management

Not applicable.

B.
Advisers

Not applicable.

C.
Auditors

The independent auditors for the Company are Davidson & Company, LLP, Suite 1200, 609 Granville Street, Vancouver, B.C., V7Y 1G6 for the Company’s December 31, 2018, 2017 and 2016 year ends. The former independent auditors for the Company, Anton & Chia, LLP, Certified Public Accountants, Suite 540, 3501 Jamboree Road, Newport Beach, CA 92660 audited the Company’s December 31, 2015 and 2014 year ends.

Item 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.                        KEY INFORMATION

A.
Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. The Company has selected a December 31 year end. The Company’s selected historical financial data for the periods from January 1, 2016 to December 31, 2016 (audited) and January 1, 2017 to December 31, 2017 (audited) and January 1, 2018 to December 31, 2018 (audited) are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Period from Jan. 1, 2016 to Dec. 31, 2016	Period from Jan. 1, 2017 to Dec. 31, 2017	Period from Jan. 1, 2018 to Dec. 31, 2018
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total assets	$21,454	$4,020	$1,865
Operating revenue	-	-	-
Net working capital	$18,054	$(4,783)	$(18,655)
Shareholders’ Equity (Deficiency)	$18,054	$(4,783)	$(18,655)
Net loss from operations	$(24,401)	$(22,837)	$(13,872)
Loss per share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares (basic and diluted)	34,548,368	34,548,368	34,548,368

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

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

We have incurred significant net losses and negative cash flow from operations since our inception. We reported net loss of $13,872 in 2018. We will expect to continue to incur losses in 2019 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether. The auditors’ report on the December 31, 2018 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000. These proceeds have been sufficient to fund our ongoing operations. We will continue to conserve our cash reserves through 2019.

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

References in this information statement to “the Company,” “we,” “us,” and “our” refer to Eurasia Energy Limited.

Our executive offices are located at 294 Heywood House, Anguilla, British West Indies. Our telephone number is (264) 476-5202.

C.
Organizational Structure

The Company is not part of a corporate group. The Company has no subsidiaries and no corporate controlling shareholder.

D.
Property, Plant and Equipment

The Company has no material tangible fixed assets at this time.

Item 4A.                        UNRESOLVED STAFF COMMENTS

Not applicable.

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

A.
Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2018, 2017 and 2016 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

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

	For the years ended December 31
	2018	2017	2016
REVENUE:
Sales	-	-	-
Gross Profit:	-	-	-
EXPENSES:
General and administrative	$3,486	$6,574	$7,908
Professional fees	$10,386	$16,263	$16,493
Loss before other items:	$(13,872)	$(22,837)	$(24,401)
Other Items:
Other Income	$0	$0	$0
Loss for the year:	$(13,872)	$(22,837)	$(24,401)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2018 was $13,872 compared to $22,837 for the year ended December 31, 2017.

The Company’s general and administrative expenses for the year ended December 31, 2018 was $3,486 compared to $6,574 for the year ended December 31, 2017. The Company's professional fees expense for the year ended December 31, 2018 was $10,386 compared to $16,263 for the year ended December 31, 2017.

Net Income

The Company’s net loss for the year ended December 31, 2018 was $13,872 compared to a net loss of $22,837 for the year ended December 31, 2017. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2017 was $22,837 compared to $24,401 for the year ended December 31, 2016.

The Company’s general and administrative expenses for the year ended December 31, 2017 was $6,574 compared to $7,908 for the year ended December 31, 2016. The Company's professional fees expense for the year ended December 31, 2017 was $16,263 compared to $16,493 for the year ended December 31, 2016.

Net Income

The Company’s net loss for the year ended December 31, 2017 was $22,837 compared to a net loss of $24,401 for the year ended December 31, 2016. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

B.
Liquidity and Capital Resources

As at December 31, 2018, the Company had cash in the amount of $1,865.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances. The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project. These conditions make it extremely difficult for the Company to access additional equity or debt financing. Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2018.

The Company’s officers and manager took no cash or stock compensation from the Company in 2018.

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

		Annual Compensation			Long-term
Name and Principal Position	Year	Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2018	$Nil	$0	$0	$0	Nil	$0
Graham Crabtree C.F.O.	2018	$Nil	$0	$0	$0	Nil	$0

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2018, the Company did not grant any stock options.

Compensation of Directors

The Company currently has no independent directors. We define an “independent director” as one who does not serve as an officer or consultant or in any other capacity with our Company. No director’s fees were paid in 2018.

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

C.
Board Practices

The board of directors of the Company is currently comprised of Nicholas W. Baxter. Each director of the Company is elected and holds office until his successor takes office or until his earlier death, resignation or removal. The board of directors currently has established no committees other than the audit committee. The members of the Company’s audit committee are Nicholas Baxter. There are no directors’ service contracts with the Company providing for benefits upon termination of employment.

D.
Employees

As of December 31, 2018, the Company had no employees.

E.
Share Ownership

The following table lists as of May 7, 2019, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights. The Company has no outstanding stock options. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares	21.9%
Graham Crabtree	6,788,333 common shares	19.6%

(1)
The percentage ownership positions are based on 34,548,368 shares outstanding as of May 7, 2019.

Item 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of May 7, 2019, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeen, Scotland	7,573,364	21.9%
Graham Crabtree Anguilla, B.W.I.	6,788,333	19.6%

As of May 7, 2019, the Company had approximately 275 shareholders holding 34,548,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B.
Related Party Transactions

During the year ended December 31, 2018, there were no related party transactions.

C.
Interests of Experts and Counsel

Not applicable.

Item 8.                        FINANCIAL INFORMATION

A.
Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2018

Report of Davidson & Company, LLP, Chartered Professional Accountants dated May 10, 2019

Balance Sheets as of December 31, 2018 and 2017

Statements of Operations for the years ended December 31, 2018, 2017 and 2016

Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 2018, 2017 and 2016

Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016

Notes to Financial Statements

B.
Significant Changes

Since the date of the audited financial statements for the year ended December 31, 2018, there have been no significant changes in the Company’s operations.

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

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)
Five most recent full financial years (January 1, 2014 to December 31, 2018) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2018	$0.0055	$0.0013
December 31, 2017	$0.02	$0.01
December 31, 2016	$0.01	$0.01
December 31, 2015	$0.015	$0.0035
December 31, 2014	$1.00	$0.0035

(b)
Two most recent full financial years and subsequent period (January 1, 2017 to May 7, 2019) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
April 1, 2019 to May 7, 2019	$0.006	$0.006
March 30, 2019	$0.005	$0.0021
December 31, 2018	$0.0018	$0.0013
September 30, 2018	$0.0055	$0.0036
June 30, 2018	$0.0036	$0.0021
March 30, 2018	$0.05	$0.01
December 31, 2017	$0.02	$0.01
September 30, 2017	N/A	N/A
June 30, 2017	$0.01	$0.01
March 30, 2017	N/A	N/A

(c)
Recent six months (November, 2018 to April, 2019) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
April, 2019	N/A	N/A
March, 2019	$0.005	$0.0021
February, 2019	$0.0075	$0.0021
January, 2019	$0.0021	$0.0021
December, 2018	$0.0018	$0.0013
November, 2018	N/A	N/A

Our common shares are issued in registered form. Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares. On May 7, 2019, there were approximately 275 shareholders of our common shares and 34,548,368 shares outstanding.

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

Not applicable.

E.
Dilution

Not applicable.

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

Item 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.                        CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2018, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2018 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2018 to December 31, 2018, our Company’s financial resources were managed by our board of directors and reviewed by our C.F.O. in Anguilla, B.W.I. All of our financial transactions were initiated by one of our directors, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2019 fiscal year end on December 31, 2019.

(b)
Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2018. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2018 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2018:

-
Our Company is managed by a small number of individuals working out of offices in Aberdeenshire, Scotland, and Anguilla, B.W.I. We do not employ enough independent employees or members of management to provide third party oversight in review of our financial transactions on an ongoing basis. Our director and C.F.O. are solely responsible for initiating, reviewing and recording of financial transactions. Electronic and physical records of all of our Company’s financial transactions are maintained in Vancouver but they are not subject to third party review.

-
Our Company maintains a board of directors consisting of only one member. This small board of directors is inadequate for providing independent oversight of our management team and does not allow us to staff important board of director committees such as an independent audit committee. Given that our Company was facing material litigation, it was impossible to attract additional qualified members for our board of directors. Although this litigation is now resolved, this is still a material weakness in our internal control over financial reporting. Additionally, to date, we do not have a designated financial expert and we do not have an established whistleblower program. These are also material weaknesses in our internal control over financial reporting.

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

Item 16C.                        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2018, the aggregate fees to Davidson & Company, LLP, Chartered Professional Accountants for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CDN$10,000. For the year ended December 31, 2017, the aggregate fees to Davidson & Company, LLP, Chartered Professional Accountants for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CDN$10,000.

Audit Related Fees

For the year ended December 31, 2018, the aggregate fees billed for assurance and related services by Davidson & Company, LLP, Chartered Professional Accountants relating to the performance of the audits of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00. For the year ended December 31, 2017, the aggregate fees billed for assurance and related services by Davidson & Company, LLP, Chartered Professional Accountants relating to the performance of the audits of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00.

Tax Fees

For the year ended December 31, 2018, the aggregate fees to Davidson & Company, LLP for other non-audit professional services, other than those services listed above, was $0.00. For the period ended December 31, 2018, the aggregate fees paid to Davidson & Company, LLP for tax compliance professional services, other than those services listed above, was $0.00.

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

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2018

Report of Davidson & Company, LLP dated May 10, 2019

Balance Sheets as of December 31, 2018 and 2017

Statements of Operations for the years ended December 31, 2018, 2017 and 2016

Statements of Stockholders’ Equity (Deficiency) for the year ended December 31, 2018, 2017 and 2016

Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016

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

EURASIA ENERGY LIMITED

Date: May 14, 2019	By:	/s/ Nicholas W. Baxter
Nicholas W. Baxter,
President and Chief Executive Officer

Date: May 14, 2019	By:	/s/ Graham Crabtree
Graham Crabtree,
Chief Financial Officer

EURASIA ENERGY LIMITED

Financial Statements
(Expressed in U.S. Dollars)

December 31, 2018

Index

Balance Sheets

Statements of Operations

Statements of Stockholders’ Equity (Deficiency)

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Eurasia Energy Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Eurasia Energy Limited (the “Company”), as of December 31, 2018 and December 31, 2017, and the related statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the years ended December 31, 2018, 2017, and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for the years ended December 31, 2018, 2017, and 2016 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not raised funding or generated revenue from operations and has limited assets to explore investment opportunities which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

May 7, 2019

EURASIA ENERGY LIMITED
BALANCE SHEETS
December 31, 2018 and 2017

	December 31,	December 31,
(Expressed in U.S. Dollars)	2018	2017

ASSETS
Current assets
Cash	$1,865	$4,020
Total assets	$1,865	$4,020

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$4,583	$8,803
Total current liabilities	4,583	8,803

Long term liabilities
Loan payable (Note 5)	15,937	-
Total liabilities	$20,520	$8,803

Stockholders' equity (deficiency) (Note 6)
Common stock, $0.001 par value, 100,000,000 authorized shares
(34,548,368 issued and outstanding as of December 31, 2018, 2017 and 2016)	34,548	34,548
Additional paid-in capital	7,104,130	7,104,130
Accumulated deficit	(7,157,333)	(7,143,461)

Total stockholders' equity (deficiency)	$(18,655)	$(4,783)

Total liabilities and stockholders' equity (deficiency)	$1,865	$4,020

Basis of presentation and going concern (Note 2)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF OPERATIONS
For the years ended December 31, 2018, 2017 and 2016

(Expressed in U.S. Dollars)	2018	2017	2016

Expenses
General and administrative	$3,486	$6,574	$7,908
Professional fees	10,386	16,263	16,493
Net loss	13,872	22,837	24,401

Basic and diluted loss per common share	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding
-basic and diluted	34,548,368	34,548,368	34,548,368

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2018, 2017 and 2016

					Total
	Common Stock		Additional	Accumulated	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficiency)

Balance, December 31, 2015	34,548,368	$34,548	$7,104,130	$(7,096,223)	$42,455

Net loss for the year	-	-	-	(24,401)	(24,401)

Balance, December 31, 2016	34,548,368	34,548	7,104,130	(7,120,624)	18,054

Net loss for the year	-	-	-	(22,837)	(22,837)

Balance, December 31, 2017	34,548,368	34,548	7,104,130	(7,143,461)	(4,783)

Net loss for the year	-	-	-	(13,872)	(13,872)

Balance, December 31, 2018	34,548,368	$34,548	$7,104,130	$(7,157,333)	$(18,655)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018, 2017 and 2016

(Expressed in U.S. Dollars)	2018	2017	2016

Cash flows used in operating activities
Net loss for the year	$(13,872)	$(22,837)	$(24,401)

Changes in non-cash working capital items
Accrued interest payable	937	-	-
Prepaid expenses	-	-	1,194
Accounts payable and accrued liabilities	(4,220)	5,403	224
Net cash used in operating activities	(17,155)	(17,434)	(22,983)

Cash flows from investing activities	-	-	-

Cash flows from financing activities
Loan received	15,000	-	-
Net cash provided by financing activities	15,000	-	-

Change in cash during the year	(2,155)	(17,434)	(22,983)

Cash, beginning of year	4,020	21,454	44,437

Cash, end of year	$1,865	$4,020	$21,454

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2018

Note 1 - Organization of the Company and Description of the Business

Eurasia Energy Limited (“the Company”) was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007 and is currently inactive.

Note 2 - Basis of Presentation and Going Concern

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company has and is expected to incur net losses and cash outflows from operations in pursuit of maintaining the listing status of the Company.

During the year ended December 31, 2018, the Company has not raised any funds or generated any revenue from operations and has limited assets to explore investment opportunities.  At December 31, 2018, the Company had cash of $1,865.  Management anticipates that the Company will have to raise additional funds and/or generate revenue from investors within twelve months to continue operations. Additional funding will be needed to explore investment opportunities and maintain the listing status of the Company. Obtaining additional funding will be subject to a number of factors, including general market conditions. These factors may impact the timing, amount, terms or conditions of additional financing available to us. If the Company is unable to raise sufficient funds, management will be forced to de-list the Company or cease our operations.

Management has determined that there is substantial doubt about the Company's ability to continue as a going concern within one year after the financial statements are issued. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note 3 - Significant Accounting Policies

(a)
Principles of Accounting

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America (“U.S.”).

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2018

Note 3 - Significant Accounting Policies - Continued

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

(c)
Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2018 and December 31, 2017, there were no cash equivalents.

(d)
Income Taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in profit or loss in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

(e)
Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the year attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net loss for the year attributable to common stockholders by the weighted average number of common shares outstanding and dilutive common stock equivalents for the period. At December 31, 2018 and December 31, 2017, there were no stock options outstanding.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2018

Note 3 - Significant Accounting Policies - Continued

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

The Company classifies its financial instruments as follows:

Cash is classified as held for trading and is measured at fair value using Level 1 inputs. Accounts payable and accrued liabilities and loan payable are classified as other financial liabilities, and have a fair value approximating its carrying value, due to its short-term.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2018

Note 4 - Recent Accounting Pronouncements

Accounting Pronouncements Adopted During the Period

(i)
Revenue from contracts with customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 requires a company to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance requires five steps to be applied: 1) identify the contract(s) with customers, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligation in the contract and 5) recognize revenue when (or as) the entity satisfies a performance obligation. The guidance also requires both quantitative and qualitative disclosures, which are more comprehensive than existing revenue standards. The disclosures are intended to enable financial statement users to understand the nature, timing and uncertainty of revenue and the related cash flow.

Effective January 1, 2018, the Company adopted the new accounting standard, and all the related amendments, on a modified retrospective basis, with no cumulative effect adjustment to equity needed. The standard did not have a material impact on the company's results of operations or cash flows nor does the Company expect it to have a material impact on future periods. Pursuant to ASU 2014-09, revenues are recognized as control transfers to the customers. Adoption of the standard did not have any impact on the financial statements of the Company.

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

The Company adopted this guidance for the fiscal year effective from January 1, 2018. Its adoption did not have a material effect on the Company’s financial statements.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2018

Note 4 - Recent Accounting Pronouncements - Continued

Accounting Pronouncements Adopted During the Period - Continued

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

The Company adopted the standard effective from January 1, 2018. Adoption of the standard did not have any material impact on the financial statements of the Company.

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

The Company adopted both standards effective from January 1, 2018. Adoption of the standards did not have an impact on the results of operation, cash flows, other than presentation, or financial condition.

Recent Accounting Pronouncements Not Yet Adopted

(i)
Share-based payment to non-employees

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-based Payment Accounting. The standard expands the scope of Topic 718 to include share-based payments issued to nonemployees for goods or services, simplifying the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted, including adoption in an interim period. The Company does not believe the adoption of this standard will have a significant impact on its financial statements.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2018

Note 4 - Recent Accounting Pronouncements - Continued

Recent Accounting Pronouncements Not Yet Adopted - Continued

(ii)
Fair value measurement

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement against or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

(iii)
Revenue from collaborative arrangements

In November 2018, the FASB issued ASU No. 2018-18, which amended ASC 808, Collaborative Arrangements and ASC 606, Revenue from Contracts with Customers (“ASU 2018-18”), to require that transactions in collaborative arrangements be accounted for under ASC 606 if the counterparty is a customer for a good or service (or bundle of goods and services) that is a distinct unit of account. The amendments also preclude entities from presenting consideration from transactions with a collaborator that is not a customer together with revenue recognized from contracts with customers. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. Early adoption is permitted, including in any interim period, provided an entity has already adopted ASC 606 or does so concurrently with the adoption of this guidance. The Company is currently evaluating the impact of its pending adoption of ASU 2018-18 on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

Note 5 – Loan Payable

On May 18, 2018, the Company obtained a loan of $15,000 from a third-party bearing interest at 10% per annum. The loan has no repayment terms and can be repaid at any time.

At December 31, 2018, an interest of $937 was recorded as part of the loan payable.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2018

Note 6 - Equity

Authorized: 100,000,000 common shares, par value $0.001

(a)
Common Stock

No common stock was issued during the years ended December 31, 2018, 2017 and 2016.

(b)
Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2018, 2017 and 2016.

During the years ended December 31, 2018, 2017 and 2016, the Company did not have any share purchase warrants issued, cancelled or exercised.

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

The movement of options is summarized as follows:

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2018

Note 6 - Equity - Continued

(c)
Stock Options - Continued

There were 2,550,000 stock options at an exercise price of $0.05 which expired unexercised on April 2, 2017.

At December 31, 2018, there was no outstanding stock options.

Note 7 - Related Party Transactions

During the year ended December 31, 2018, the Company paid corporate and administrative service charges of $nil (2017: $nil; 2016: $3,581) to a law firm of which a director of the Company is the owner.

As of December 31, 2018, the Company had an amount of $nil (December 31, 2017: $1,450; December 31, 2016: $nil) owing to a law firm of which a director of the Company is the owner.

Note 8 - Income Taxes

The Company was liable for taxes in the United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

For the years ended December 31, 2018, 2017 and 2016, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

For U.S. tax reporting purpose, the Company has available net operating loss carryforwards of approximately $1,338,000 for tax purposes to offset future taxable income which expires commencing 2026 through the year 2029. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforwards is approximately $455,000 at December 31, 2018. The Company has provided a full valuation allowance against the deferred tax asset.

Note 9 - Fair Value Accounting

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