Form 20-F
period 2019-12-31
EURASIA ENERGY LTD
filed 2020-04-30
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2019

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2019: 34,548,368 Common Shares with a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

NTENTS

PART I

Item 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.
Directors and Senior Management

Not applicable.

B.
Advisers

Not applicable.

C.
Auditors

The independent auditors for the Company are Davidson & Company, LLP, Suite 1200, 609 Granville Street, Vancouver, B.C., V7Y 1G6 for the Company’s December 31, 2019, 2018, 2017 and 2016 year ends. The former independent auditors for the Company, Anton & Chia, LLP, Certified Public Accountants, Suite 540, 3501 Jamboree Road, Newport Beach, CA 92660 audited the Company’s December 31, 2015 year end.

Item 2.
OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.
KEY INFORMATION

A.
Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. The Company has selected a December 31 year end. The Company’s selected historical financial data for the periods from January 1, 2017 to December 31, 2017 (audited) and January 1, 2018 to December 31, 2018 (audited) and January 1, 2019 to December 31, 2019 (audited) are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Period from Jan. 1, 2017 to Dec. 31, 2017	Period from Jan. 1, 2018 to Dec. 31, 2018	Period from Jan. 1, 2019 to Dec. 31, 2019
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total assets	$4,020	$1,865	$1,518
Operating revenue	-	-	-
Net working capital	$(4,783)	$(18,655)	$(39,078)
Shareholders’ Equity (Deficiency)	$(4,783)	$(18,655)	$(39,078)
Net loss from operations	$(22,837)	$(13,872)	$(20,423)
Loss per share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares (basic and diluted)	34,548,368	34,548,368	34,548,368

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

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

We have incurred significant net losses and negative cash flow from operations since our inception. We reported net loss of $20,423 in 2019. We will expect to continue to incur losses in 2020 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether. The auditors’ report on the December 31, 2019 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In August, 2007, we completed a private placement of 4,000,000 units at $0.25 per unit which raised proceeds of $1,000,000. These proceeds have been sufficient to fund our ongoing operations. We will continue to conserve our cash reserves through 2020.

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

A.
Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2019, 2018 and 2017 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

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

	For the years ended December 31
	2019	2018	2017
REVENUE:
Sales	-	-	-
Gross Profit:	-	-	-
EXPENSES:
General and administrative	$6,476	$3,486	$6,574
Professional fees	$13,947	$10,386	$16,263
Loss before other items:	$(20,423)	$(13,872)	$(22,837)
Other Items:
Other Income	$0	$0	$0
Loss for the year:	$(20,423)	$(13,872)	$(22,837)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2019 was $20,423 compared to $13,872 for the year ended December 31, 2018.

The Company’s general and administrative expenses for the year ended December 31, 2019 was $6,476 compared to $3,486 for the year ended December 31, 2018. The Company's professional fees expense for the year ended December 31, 2019 was $13,947 compared to $10,386 for the year ended December 31, 2018.

Net Income

The Company’s net loss for the year ended December 31, 2019 was $20,423 compared to a net loss of $13,873 for the year ended December 31, 2018. The decrease in the current year was primarily due to minimal ongoing expenses while the Company remains inactive.

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

B.
Liquidity and Capital Resources

As at December 31, 2019, the Company had cash in the amount of $1,518.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances. The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project. These conditions make it extremely difficult for the Company to access additional equity or debt financing. Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2019.

The Company’s officers and manager took no cash or stock compensation from the Company in 2019.

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

G.
Safe Harbor

Not applicable.

Item 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Name	Position	Other Reporting Companies In Canada or the United States
		Company	Position
Nicholas W. Baxter	President, Chief Executive Officer and Director	Lexaria Bioscience Corp. (CSE and OTC-QB) Jericho Oil Corporation (TSX-V)	Director Director
Graham Crabtree	Chief Financial Officer	N/A	N/A
Stephen Kenwood	Director	Majestic Gold Corp. Sonoro Metals Corp. Ely Gold Royalties Inc.	Director Director Director

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

Stephen Kenwood was appointed as a director of our company on May 22, 2019. Mr. Kenwood currently serves as a geological and management consultant to public and private companies and is a member of APEGBC.  Mr. Kenwood received a B. Sc. (Geol.) from UBC in 1987.  Mr. Kenwood has experience in advanced project development, in B.C. at the Snip gold deposit while working for Cominco Ltd. and at the Eskay Creek deposit; he also worked at the Petaquilla copper-gold porphyry project in Panama, and has worked on projects in Peru, Chile, Slovakia, the U.S., and China.  Mr. Kenwood is currently a Director and President of Majestic Gold Corp. and is a director of two other TSX listed companies.

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

Name and Principal Position	Year	Annual Compensation			Long-term
		Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2019	$Nil	$Nil	$Nil	$Nil	Nil	$Nil
Graham Crabtree C.F.O.	2019	$Nil	$Nil	$Nil	$Nil	Nil	$Nil

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2019, the Company did not grant any stock options.

Compensation of Directors

The Company currently has no independent directors. We define an “independent director” as one who does not serve as an officer or consultant or in any other capacity with our Company. No director’s fees were paid in 2019.

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

C.
Board Practices

The board of directors of the Company is currently comprised of Nicholas W. Baxter and Stephen Kenwood. Each director of the Company is elected and holds office until his successor takes office or until his earlier death, resignation or removal. The board of directors currently has established no committees other than the audit committee. The members of the Company’s audit committee are Nicholas Baxter and Stephen Kenwood. There are no directors’ service contracts with the Company providing for benefits upon termination of employment.

D.
Employees

As of December 31, 2019, the Company had no employees.

E.
Share Ownership

The following table lists as of April 21, 2020, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights. The Company has no outstanding stock options. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares	21.9%
Graham Crabtree	6,788,333 common shares	19.6%

(1)
The percentage ownership positions are based on 34,548,368 shares outstanding as of April 21, 2020.

Item 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of April 21, 2020, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeen, Scotland	7,573,364	21.9%
Graham Crabtree Anguilla, B.W.I.	6,788,333	19.6%

As of April 21, 2020, the Company had approximately 275 shareholders holding 34,548,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B.
Related Party Transactions

During the year ended December 31, 2019, there were no related party transactions.

C.
Interests of Experts and Counsel

Not applicable.

Item 8.
FINANCIAL INFORMATION

A.
Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2019

Report of Davidson & Company, LLP, Chartered Professional Accountants dated April 30, 2020

Balance Sheets as of December 31, 2019 and 2018

Statements of Operations for the years ended December 31, 2019, 2018 and 2017

Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 2019, 2018 and 2017

Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017

Notes to Financial Statements

B.
Significant Changes

Since the date of the audited financial statements for the year ended December 31, 2019, there have been no significant changes in the Company’s operations.

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

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)
Five most recent full financial years (January 1, 2015 to December 31, 2019) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2019	$0.0055	$0.001
December 31, 2018	$0.0055	$0.0013
December 31, 2017	$0.02	$0.01
December 31, 2016	$0.01	$0.01
December 31, 2015	$0.015	$0.0035

(b)
Two most recent full financial years and subsequent period (January 1, 2018 to April 21, 2020) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
January 1, 2020 to April 21, 2020	N/A	N/A
March 31, 2020	$0.0029	$0.0029
December 31, 2019	$0.0051	$0.0025
September 30, 2019	$0.0055	$0.0055
June 30, 2019	$0.0055	$0.001
March 30, 2019	$0.005	$0.0021
December 31, 2018	$0.0018	$0.0013
September 30, 2018	$0.0055	$0.0036
June 30, 2018	$0.0036	$0.0021
March 30, 2018	$0.05	$0.01

(c)
Recent six months (November, 2019 to April, 2020) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
April 1 - 21, 2020	N/A	N/A
March, 2020	$0.0029	$0.0029
February, 2020	$0.0029	$0.0029
January, 2020	$0.004	$0.004
December, 2019	$0.0051	$0.0025
November, 2019	$0.008	$0.003

Our common shares are issued in registered form. Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares. On April 21, 2020, there were approximately 275 shareholders of our common shares and 34,548,368 shares outstanding.

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

Item 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.
CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2019, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2019 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2019 to December 31, 2019, our Company’s financial resources were managed by our board of directors and reviewed by our C.F.O. in Anguilla, B.W.I. All of our financial transactions were initiated by one of our directors, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2020 fiscal year end on December 31, 2020.

(b)
Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2019. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2019 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2019:

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

Item 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2019, the aggregate fees to Davidson & Company, LLP, Chartered Professional Accountants for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CDN$11,000. For the year ended December 31, 2018, the aggregate fees to Davidson & Company, LLP, Chartered Professional Accountants for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CDN$10,000.

Audit Related Fees

For the year ended December 31, 2019, the aggregate fees billed for assurance and related services by Davidson & Company, LLP, Chartered Professional Accountants relating to the performance of the audits of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00. For the year ended December 31, 2018, the aggregate fees billed for assurance and related services by Davidson & Company, LLP, Chartered Professional Accountants relating to the performance of the audits of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00.

Tax Fees

For the year ended December 31, 2019, the aggregate fees to Davidson & Company, LLP for other non-audit professional services, other than those services listed above, was $0.00. For the period ended December 31, 2019, the aggregate fees paid to Davidson & Company, LLP for tax compliance professional services, other than those services listed above, was $0.00.

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
● Stephen Kenwood

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

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Nicholas W. Baxter	Lexaria Bioscience Corp. Jericho Oil Corporation
Stephen Kenwood	Majestic Gold Corp. Sonoro Metals Corp. Ely Gold Royalties Inc.

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

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2019

Report of Davidson & Company, LLP dated April 30, 2020

Balance Sheets as of December 31, 2019 and 2018

Statements of Operations for the years ended December 31, 2019, 2018 and 2017

Statements of Stockholders’ Equity (Deficiency) for the year ended December 31, 2019, 2018 and 2017

Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017

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

EURASIA ENERGY LIMITED

Date: April 30, 2020	By:	/s/ Nicholas W. Baxter
Nicholas W. Baxter,
President and Chief Executive Officer

Date: April 30, 2020	By:	/s/ Graham Crabtree
Graham Crabtree,
Chief Financial Officer

EURASIA ENERGY LIMITED

Financial Statements
(Expressed in U.S. Dollars)

December 31, 2019

Index

Balance Sheets

Statements of Operations

Statements of Stockholders’ Equity (Deficiency)

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Eurasia Energy Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Eurasia Energy Limited (the “Company”), as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ equity (deficiency), and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018 and 2017 in conformity with the accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not raised funding or generated revenue from operations and has limited assets to explore investment opportunities which raise substantial doubt on its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We have served as the Company’s auditor since 2016.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

April 30, 2020

EURASIA ENERGY LIMITED
BALANCE SHEETS
December 31, 2019 and 2018

	December 31,	December 31,
(Expressed in U.S. Dollars)	2019	2018

ASSETS
Current assets
Cash	$1,518	$1,865
Total assets	$1,518	$1,865

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities
Accounts payable and accrued liabilities	$2,750	$4,583
Total current liabilities	2,750	4,583

Long term liabilities
Loan payable (Note 5)	37,846	15,937
Total liabilities	40,596	20,520

Stockholders' deficiency (Note 6)
Common stock, $0.001 par value, 100,000,000 authorized shares
(34,548,368 issued and outstanding as of December 31, 2019 and 2018)	34,548	34,548
Additional paid-in capital	7,104,130	7,104,130
Accumulated deficit	(7,177,756)	(7,157,333)

Total stockholders' deficiency	(39,078)	(18,655)

Total liabilities and stockholders' deficiency	$1,518	$1,865

Basis of presentation and going concern (Note 2)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF OPERATIONS
For the years ended December 31, 2019, 2018 and 2017

(Expressed in U.S. Dollars)	2019	2018	2017

Expenses
General and administrative	$6,476	$3,486	$6,574
Professional fees	13,947	10,386	16,263
Net loss	20,423	13,872	22,837

Basic and diluted loss per common share	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding
-basic and diluted	34,548,368	34,548,368	34,548,368

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2019, 2018 and 2017

					Total
	Common Stock		Additional	Accumulated	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficiency)

Balance, December 31, 2016	34,548,368	$34,548	$7,104,130	$(7,120,624)	$18,054

Net loss for the year	-	-	-	(22,837)	(22,837)

Balance, December 31, 2017	34,548,368	$34,548	$7,104,130	$(7,143,461)	$(4,783)

Net loss for the year	-	-	-	(13,872)	(13,872)

Balance, December 31, 2018	34,548,368	$34,548	$7,104,130	$(7,157,333)	$(18,655)

Net loss for the year	-	-	-	(20,423)	(20,423)

Balance, December 31, 2019	34,548,368	$34,548	$7,104,130	$(7,177,756)	$(39,078)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019, 2018 and 2017

(Expressed in U.S. Dollars)	2019	2018	2017

Cash flows used in operating activities
Net loss for the year	$(20,423)	$(13,872)	$(22,837)

Changes in non-cash working capital items
Accrued interest payable	1,589	937	-
Accounts payable and accrued liabilities	(1,833)	(4,220)	5,403
Net cash used in operating activities	(20,667)	(17,155)	(17,434)

Cash flows from financing activities
Loan received	20,320	15,000	-
Net cash provided by financing activities	20,320	15,000	-

Change in cash during the year	(347)	(2,155)	(17,434)

Cash, beginning of year	1,865	4,020	21,454

Cash, end of year	$1,518	$1,865	$4,020

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2019

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

During the year ended December 31, 2019, the Company has not raised any funds or generated any revenue from operations and has limited assets to explore investment opportunities. At December 31, 2019, the Company had cash of $1,518.  Management anticipates that the Company will have to raise additional funds and/or generate revenue from investors within twelve months to continue operations. Additional funding will be needed to explore investment opportunities and maintain the listing status of the Company. Obtaining additional funding will be subject to a number of factors, including general market conditions. These factors may impact the timing, amount, terms or conditions of additional financing available to us. If the Company is unable to raise sufficient funds, management will be forced to de-list the Company or cease our operations.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

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
December 31, 2019

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

(c)
Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2019 and December 31, 2018, there was no cash equivalent.

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

(e)
Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the year attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net loss for the year attributable to common stockholders by the weighted average number of common shares outstanding and dilutive common stock equivalents for the period. At December 31, 2019 and December 31, 2018, there was no stock option outstanding.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2019

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

The Company classifies its financial instruments as follows:

Cash is classified as held for trading and is measured at fair value using Level 1 inputs. Accounts payable and accrued liabilities, and loan payable are classified as other financial liabilities, and have a fair value approximating its carrying value, due to its short-term.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2019

Note 4 - Recent Accounting Pronouncements

Accounting Pronouncements Adopted During the Period

(i)
Accumulated Other Comprehensive Income

In February 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU 2018-02”) to allow for the reclassification from accumulated other comprehensive income to retained earnings of stranded tax effects resulting from the Tax Cuts and Jobs Act enacted in December 2017. The Company adopted ASU 2018-02 on January 1, 2019. The adoption of ASU 2018-02 did not have a material impact on our financial position, results of operations or cash flows.

(ii)
Share-based payment to non-employees

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-based Payment Accounting. The standard expands the scope of Topic 718 to include share-based payments issued to nonemployees for goods or services, simplifying the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company adopted ASU 2018-07 on January 1, 2019. The adoption of ASU 2018-02 did not have a material impact on our financial position, results of operations or cash flows.

(iii)
Lease

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations recognizing lease assets and lease liabilities on the balance sheet. This ASU will require lessees to recognize a right-of-use (“ROU”) asset for its right to use the underlying asset and a lease liability for the corresponding lease obligation for leases with terms of more than twelve months. Accounting by lessors will remain largely unchanged from current GAAP. This ASU also requires expanded quantitative and qualitative disclosures for both lessees and lessors. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method in which the entity applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company has applied the new transition method upon adoption. In December 2018, the FASB issued ASU 2018-20, Leases (Topic 842): Narrow Scope Improvements for Lessors, which clarifies the treatment of sales taxes and other taxes collected from lessees, lessor costs paid directly by lessees, and recognition of variable payments for contracts with lease and non-lease components. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842): Codification Improvements, which aligned the new lease guidance with the existing guidance for fair value of the underlying asset by lessors that are not manufacturers or dealers. It also clarified an exemption for lessors and lessees from a certain interim disclosure requirement associated with adopting the board’s new lease accounting standard. The Company adopted the guidance in these ASUs on January 1, 2019 and has not restated comparative periods. The adoption of these ASUs did not have any impact on our financial position, results of operations or cash flows as the Company currently does not have any lease arrangements.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2019

Note 4 - Recent Accounting Pronouncements - Continued

Recent Accounting Pronouncements Not Yet Adopted

(i)
Income Tax

In December 2019, the FASB issued ASU 2019-12, “(Topic 740) Simplifying the Accounting for Income Taxes,” (“ASU 2019-12”) to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within that reporting period. The adoption of ASU 2019-12 is not expected to have a material impact on our financial position, results of operations or cash flows.

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

(iii)
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

Note 5 – Loan Payable

During the year ended December 31, 2018, the Company obtained a loan of $15,000 from a third-party bearing interest at 10% per annum. The loan has no repayment terms and can be repaid at any time.

During the year ended December 31, 2019, the Company obtained an advance of $20,320 from a third-party. The advance was without repayment terms and interest. The advance was converted to as a loan to the Company bearing interest at 10% per annum effective from December 16, 2019. The loan has no repayment terms and can be repaid at any time.

At December 31, 2019, the outstanding loan payable was $35,320 (December 31, 2018: $15,000) and an accrued interest of $2,526 was recorded as part of the loan payable.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2019

Note 6 - Equity

Authorized: 100,000,000 common shares, par value $0.001.

(a)
Common Stock

No common stock was issued during the years ended December 31, 2019, 2018 and 2017.

(b)
Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2019 and December 31, 2018.

During the years ended December 31, 2019, 2018 and 2017, the Company did not have any share purchase warrants issued, cancelled or exercised.

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

During the year ended December 31, 2017, 2,550,000 stock options with exercise price of $0.05 per stock expired unexercised.

At December 31, 2019, 2018 and 2017, there was no outstanding stock option.

Note 7 - Related Party Transactions

During the years ended December 31, 2019, 2018 and 2017, the Company did not incur any transactions with related parties.

At December 31, 2019 and December 31, 2018, there was no outstanding balance with related parties.

Note 8 - Fair Value Accounting

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
December 31, 2019

Note 9 - Income Tax

The Company was liable for taxes in the United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

For the years ended December 31, 2019, 2018 and 2017, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

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

The deferred tax asset associated with the tax loss carryforwards is approximately $475,000 at December 31, 2019. The Company has provided a full valuation allowance against the deferred tax asset.