Form 20-F
period 2020-12-31
EURASIA ENERGY LTD
filed 2021-05-17
CIK 1278465

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x]
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2020

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2020: 34,548,368 Common Shares with a Par Value of $0.001 Per Share

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

U.S. GAAP ☑
International Financial Reporting Standards as issuedOther ❒
by the International Accounting Standards Board ❒

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

PART I

Item 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.
Directors and Senior Management

Not applicable.

B.
Advisers

Not applicable.

C.
Auditors

The independent auditors for the Company are Davidson & Company, LLP, Suite 1200, 609 Granville Street, Vancouver, B.C., V7Y 1G6 for the Company’s December 31, 2020, 2019, 2018, 2017 and 2016 year ends.

Item 2.
OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.
KEY INFORMATION

A.
Selected Financial Data

The Company was incorporated as Pacific Alliance Ventures Ltd. in the State of Nevada on October 20, 2003. The Company changed its name to Eurasia Energy Limited on November 28, 2005. The Company completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007. The Company has selected a December 31 year end. The Company’s selected historical financial data for the periods from January 1, 2018 to December 31, 2018 (audited) and January 1, 2019 to December 31, 2019 (audited) and January 1, 2020 to December 31, 2020 (audited) are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Period from Jan. 1, 2018 to Dec. 31, 2018	Period from Jan. 1, 2019 to Dec. 31, 2019	Period from Jan. 1, 2020 to Dec. 31, 2020
Amounts in Accordance with US GAAP (Presented in U.S. dollars):
Total assets	$1,865	$1,518	$1,393
Operating revenue	-	-	-
Net working capital	$(18,655)	$(39,078)	$(60,311)
Shareholders’ Equity (Deficiency)	$(18,655)	$(39,078)	$(60,311)
Net loss from operations	$(13,872)	$(20,423)	$(21,233)
Loss per share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares (basic and diluted)	34,548,368	34,548,368	34,398,368

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

We have incurred significant net losses and negative cash flow from operations since our inception. We reported net loss of $21,233 in 2020. We will expect to continue to incur losses in 2021 and will need to continue to raise additional funds through equity offerings for our business to survive.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether. The auditors’ report on the December 31, 2020 financial statements contains an explanatory paragraph that states that the Company has historically incurred losses and has an accumulated deficit which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

A.
Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2020, 2019 and 2018 should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements included in this annual report were prepared in accordance with United States Generally Accepted Accounting Principles.

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

	For the years ended December 31
	2020	2019	2018
REVENUE:
Sales	-	-	-
Gross Profit:	-	-	-
EXPENSES:
General and administrative	$7,118	$6,476	$3,486
Professional fees	$14,115	$13,947	$10,386
Loss before other items:	$(21,233)	$(20,423)	$(13,872)
Other Items:
Other Income	$0	$0	$0
Loss for the year:	$(21,233)	$(20,423)	$(13,872)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue and Other Income

We do not expect any revenues for the foreseeable future.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2020 was $21,233 compared to $20,423 for the year ended December 31, 2019.

The Company’s general and administrative expenses for the year ended December 31, 2020 was $7,118 compared to $6,476 for the year ended December 31, 2019. The Company's professional fees expense for the year ended December 31, 2020 was $14,115 compared to $13,947 for the year ended December 31, 2019.

Net Income

The Company’s net loss for the year ended December 31, 2020 was $21,233 compared to a net loss of $20,423 for the year ended December 31, 2019.

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

B.
Liquidity and Capital Resources

As at December 31, 2020, the Company had cash in the amount of $1,393.

The Company estimates its operating costs for the next 12 months will be approximately $15,000 for office, administrative and business development. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

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

To date, all funding for the Company’s business and ongoing operations has come from common share issuances and loans from third parties. The Company is facing challenging equity market conditions and general uncertainty with respect to its operations and ability to continue as a going concern as a result of its failure in securing a long term oil and gas project. These conditions make it extremely difficult for the Company to access additional equity or debt financing. Accordingly, the Company is preserving its current cash reserves, so it did not pay salaries in cash in 2020.

The Company’s officers and manager took no cash or stock compensation from the Company in 2020.

As of the date of this Form 20-F Annual Report, the Company had 31,048,368 issued and outstanding common shares.

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

Item 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Other Reporting Companies In Canada or the United States
Name	Position	Company	Position
Nicholas W. Baxter	President, Chief Executive Officer and Director	Lexaria Bioscience Corp. (CSE and OTC-QB) Jericho Energy Ventures Inc. (TSX-V)	Director Director
Graham Crabtree	Chief Financial Officer	N/A	N/A
Stephen Kenwood	Director	Majestic Gold Corp.	Director
		Sonoro Gold Corp.	Director
		Ely Gold Royalties Inc.	Director

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

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Executive Officers:

		Annual Compensation			Long-term
Name and Principal Position	Year	Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2020	$Nil	$Nil	$Nil	$Nil	Nil	$Nil
Graham Crabtree C.F.O.	2020	$Nil	$Nil	$Nil	$Nil	Nil	$Nil

Options and Stock Appreciate Rights (SARs)

During the year ended December 31, 2020, the Company did not grant any stock options.

Compensation of Directors

The Company currently has no independent directors. We define an “independent director” as one who does not serve as an officer or consultant or in any other capacity with our Company. No director’s fees were paid in 2020.

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

D.
Employees

As of December 31, 2020, the Company had no employees.

E.
Share Ownership

The following table lists as of May 11, 2021, the share ownership of all of the Company’s directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with a par value of $0.001, and all of the common shares have the same voting rights. The Company has no outstanding stock options. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Nicholas W. Baxter	7,573,364 common shares	24%
Graham Crabtree	6,788,333 common shares	22%

(1)
The percentage ownership positions are based on 31,048,368 shares outstanding as of May 11, 2021.

Item 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of May 11, 2021, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Nicholas W. Baxter Aberdeen, Scotland	7,573,364	24%
Graham Crabtree Anguilla, B.W.I.	6,788,333	22%

As of May 11, 2021, the Company had approximately 270 shareholders holding 31,048,368 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B.
Related Party Transactions

As of December 31, 2020, there was no outstanding balance with related parties.

C.
Interests of Experts and Counsel

Not applicable.

Item 8.
FINANCIAL INFORMATION

A.
Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18:

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2020

Report of Davidson & Company, LLP, Chartered Professional Accountants dated May 17, 2021

Balance Sheets as of December 31, 2020 and 2019

Statements of Operations for the years ended December 31, 2020, 2019 and 2018

Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 2020, 2019 and 2018

Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018

Notes to Financial Statements

B.
Significant Changes

Since the date of the audited financial statements for the year ended December 31, 2020, there have been no significant changes in the Company’s operations.

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

The high and low bid prices of our common stock for the periods indicated below are as follows:

(a)
Five most recent full financial years (January 1, 2016 to December 31, 2020) – annual high and low prices:

National Association of Securities Dealers OTC Bulletin Board
Year Ended:	High (Bid)	Low (Ask)
December 31, 2020	$0.01	$0.0015
December 31, 2019	$0.0055	$0.001
December 31, 2018	$0.0055	$0.0013
December 31, 2017	$0.02	$0.01
December 31, 2016	$0.01	$0.01

(b)
Two most recent full financial years and subsequent period (January 1, 2019 to April 30, 2021) – high and low for each quarter:

National Association of Securities Dealers OTC Bulletin Board
Quarter Ended:	High (Bid)	Low (Ask)
April 1 to April 30, 2021	$0.0349	$0.0076
March 30, 2021	$0.04	$0.0021
December 31, 2020	$0.015	$0.0015
September 30, 2020	$0.0135	$0.0015
June 30, 2020	$0.0085	$0.0029
March 31, 2020	$0.0029	$0.0029
December 31, 2019	$0.0051	$0.0025
September 30, 2019	$0.0055	$0.0055
June 30, 2019	$0.0055	$0.001
March 30, 2019	$0.005	$0.0021

(c)
Recent six months (November, 2020 to April 30, 2021) – high and low for each month:

National Association of Securities Dealers OTC Bulletin Board
Month Ended	High (Bid)	Low (Ask)
April 1 to April 30, 2021	$0.0349	$0.0076
March, 2021	$0.03	$0.0067
February, 2021	$0.04	$0.003
January, 2021	$0.01	$0.0021
December, 2020	$0.01	$0.0015
November, 2020	N/A	N/A

Our common shares are issued in registered form. Nevada Agency & Transfer Company Limited, Suite 880, 50 West Liberty Street, Reno, Nevada, 89501 USA, (Telephone: 775-322-0626; Facsimile: 775-322-5623) is the registrar and transfer agent for our common shares. On May 11, 2021, there were approximately 270 shareholders of our common shares and 31,048,368 shares outstanding.

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

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10.
ADDITIONAL INFORMATION

A.
Share Capital

The Company has an authorized share capital of 100,000,000 common shares with a par value of $0.001 per share. The Company currently has 31,048,368 common shares issued and outstanding as fully paid and non-assessable.

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

Item 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.
CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2020, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2020 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2020 to December 31, 2020, our Company’s financial resources were managed by our board of directors and reviewed by our C.F.O. in Anguilla, B.W.I. All of our financial transactions were initiated by one of our directors, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2021 fiscal year end on December 31, 2021.

(b)
Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2020. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2020 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2020:

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

Item 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2020, the aggregate fees to Davidson & Company, LLP, Chartered Professional Accountants for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CDN$12,000. For the year ended December 31, 2019, the aggregate fees to Davidson & Company, LLP, Chartered Professional Accountants for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CDN$11,000.

Audit Related Fees

For the year ended December 31, 2020, the aggregate fees billed for assurance and related services by Davidson & Company, LLP, Chartered Professional Accountants relating to the performance of the audits of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00. For the year ended December 31, 2019, the aggregate fees billed for assurance and related services by Davidson & Company, LLP, Chartered Professional Accountants relating to the performance of the audits of our financial statements which are not reported under the caption "Audit Fees" above, was $0.00.

Tax Fees

For the year ended December 31, 2020, the aggregate fees to Davidson & Company, LLP for other non-audit professional services, other than those services listed above, was $0.00. For the period ended December 31, 2020, the aggregate fees paid to Davidson & Company, LLP for tax compliance professional services, other than those services listed above, was $0.00.

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

The non-independent member of the Board of the Company is:

● Nicholas W. Baxter, President and Chief Executive Officer

The independent member of the Board of the Company is:

● Stephen Kenwood

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

Directorships

The following table is a list of directorships in other reporting issuers held by the directors of the Company:

Name	Name of Reporting Issuers
Nicholas W. Baxter	Lexaria Bioscience Corp. Jericho Energy Ventures Inc.
Stephen Kenwood	Majestic Gold Corp. Sonoro Gold Corp. Ely Gold Royalties Inc.

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

Index to Financial Statements

Financial Statements of Eurasia Energy Limited for the year ended December 31, 2020

Report of Davidson & Company, LLP dated May 17, 2021

Balance Sheets as of December 31, 2020 and 2019

Statements of Operations for the years ended December 31, 2020, 2019 and 2018

Statements of Stockholders’ Equity (Deficiency) for the year ended December 31, 2020, 2019 and 2018

Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018

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

EURASIA ENERGY LIMITED

Date: May 17, 2021	By:	/s/ Nicholas W. Baxter
Nicholas W. Baxter
President and Chief Executive Officer

/s/ Graham Crabtree
Graham Crabtree
Chief Financial Officer

EURASIA ENERGY LIMITED

Financial Statements
(Expressed in U.S. Dollars)

December 31, 2020

Index

Balance Sheets

Statements of Operations

Statements of Stockholders’ Equity (Deficiency)

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Eurasia Energy Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Eurasia Energy Limited (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity (deficiency), and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with the accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not raised funding or generated revenue from operations and has limited assets to explore investment opportunities which raise substantial doubt on its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We have not identified any critical audit matters for the year ended December 31, 2020.

We have served as the Company’s auditor since 2016.

/s/ DAVIDSON & COMPANY LLP

  Chartered Professional Accountants

Vancouver, Canada

May 17, 2021

EURASIA ENERGY LIMITED
BALANCE SHEETS
December 31, 2020 and December 31, 2019

	December 31,	December 31,
(Expressed in U.S. Dollars)	2020	2019
ASSETS
Current assets
Cash	$1,393	$1,518
Total assets	$1,393	$1,518
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities	$4,445	$2,750
Total current liabilities	4,445	2,750
Long term liabilities Advance (Note 5)	15,871	-
Loan payable (Note 6)	41,388	37,846
Total liabilities	61,704	40,596
Stockholders' deficiency (Note 7) Common stock, $0.001 par value, 100,000,000 authorized shares
(34,548,368 issued and outstanding as of December 31, 2020 and 2019)	34,548	34,548
Additional paid-in capital	7,104,130	7,104,130
Accumulated deficit	(7,198,989)	(7,177,756)
Total stockholders' deficiency	(60,311)	(39,078)
Total liabilities and stockholders' deficiency	$1,393	$1,518

(The accompanying notes are an integral part of these financial statements)

Basis of presentation and going concern (Note 2)

Subsequent event (Note 11)

EURASIA ENERGY LIMITED
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. Dollars)	2020	2019	2018
Expenses
General and administrative	$7,118	$6,476	$3,486
Professional fees	14,115	13,947	10,386
Net loss	21,233	20,423	13,872
Basic and diluted loss per common share	$(0.00)$	$(0.00)	(0.00)
Weighted average number of common shares outstanding -basic and diluted	34,548,368	34,548,368	34,548,368

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2020, 2019 and 2018

	Common Stock
(Expressed in U.S. Dollars)	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance, December 31, 2017	34,548,368	$34,548	$7,104,130	$(7,143,461)	$(4,783)
Net loss for the year ended December 31, 2018	-	-	-	(13,872)	(13,872)
Balance, December 31, 2018	34,548,368	$34,548	$7,104,130	$(7,157,333)	$(18,655)
Net loss for the year ended December 31, 2019	-	-	-	(20,423)	(20,423)
Balance, December 31, 2019	34,548,368	$34,548	$7,104,130	$(7,177,756)	$(39,078)
Net loss for the year ended December 31, 2020	-	-	-	(21,233)	(21,233)
Balance, December 31, 2020	34,548,368	$34,548	$7,104,130	$(7,198,989)	$(60,311)

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. Dollars)	2020	2019	2018
Cash flows used in operating activities Net loss for the year	$(21,233)	$(20,423)	$(13,872)
Items not affecting cash
Accrued interest expense	3,542	1,589	937
Changes in non-cash working capital items
Accounts payable and accrued liabilities	1,695	(1,833)	(4,220)
Net cash used in operating activities	(15,996)	(20,667)	(17,155)
Cash flows from financing activities Advance from third party	15,871	-	-
Loan received	-	20,320	15,000
Net cash provided by financing activities	15,871	20,320	15,000
Change in cash during the year	(125)	(347)	(2,155)
Cash, beginning of year	1,518	1,865	4,020
Cash, end of year	$1,393	$1,518	$1,865

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2020

Note 1 - Organization of the Company and Description of the Business

Eurasia Energy Limited (“the Company”) was incorporated in the State of Nevada on October 20, 2003, completed a continuation of its jurisdiction from Nevada to Anguilla, B.W.I. on December 31, 2007 and is currently inactive.

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

During the year ended December 31, 2020, the Company has not raised any funds or generated any revenue from operations and has limited assets to explore investment opportunities. At December 31, 2020, the Company had cash of $1,393. Management anticipates that the Company will have to raise additional funds and/or generate revenue from investors within twelve months to continue operations. Additional funding will be needed to explore investment opportunities and maintain the listing status of the Company. Obtaining additional funding will be subject to a number of factors, including general market conditions. These factors may impact the timing, amount, terms or conditions of additional financing available to us. If the Company is unable to raise sufficient funds, management will be forced to de-list the Company or cease our operations.

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
December 31, 2020

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

(c)
Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2020 and December 31, 2019, there was no cash equivalent.

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

(e)
Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the year attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net loss for the year attributable to common stockholders by the weighted average number of common shares outstanding and dilutive common stock equivalents for the period. At December 31, 2020 and December 31, 2019, there was no stock option or warrant outstanding.

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

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2020

Note 3 - Significant Accounting Policies - Continued

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

Note 4 - Recent Accounting Pronouncements

Accounting Pronouncements Adopted During the Period

(i)
Revenue from collaborative arrangements

In November 2018, the FASB issued ASU No. 2018-18, which amended ASC 808, Collaborative Arrangements and ASC 606, Revenue from Contracts with Customers (“ASU 2018-18”), to require that transactions in collaborative arrangements be accounted for under ASC 606 if the counterparty is a customer for a good or service (or bundle of goods and services) that is a distinct unit of account. The amendments also preclude entities from presenting consideration from transactions with a collaborator that is not a customer together with revenue recognized from contracts with customers. The Company adopted ASU No. 2018-18 on January 1, 2020. Adoption of ASU No. 2018-18 did not have a material impact on our financial position, results of operations or cash flows.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2020

Note 4 - Recent Accounting Pronouncements - Continued

(ii)
Fair value measurement

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement against or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The Company adopted ASU No. 2018-18 on January 1, 2020. Adoption of ASU No. 2018-13 did not have a material impact on our financial position, results of operations or cash flows.

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

Note 5 – Advance

During the year ended December 31, 2020, the Company obtained an advance of $15,871 from a third-party. The advance is without repayment terms and interest.

At December 31, 2020, the advance from third party was $15,871 (December 31, 2019: $nil).

Subsequent to December 31, 2020, the advance was converted into a loan that bears interest at 10% per annum with an indefinite repayment term.

Note 6 – Loan Payable

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

At December 31, 2020, the outstanding loan payable was $35,320 (December 31, 2019: $35,320) and an accrued interest of $6,068 (December 31, 2019 $2,526) was recorded as part of the loan payable.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2020

Note 7 - Equity

Authorized: 100,000,000 common shares, par value $0.001.

(a)
Common Stock

No common stock was issued during the years ended December 31, 2020, 2019 and 2018.

(b)
Warrants

The Company did not have any outstanding share purchase warrants at December 31, 2020 and December 31, 2019.

During the years ended December 31, 2020, 2019 and 2018, the Company did not have any share purchase warrants issued, cancelled or exercised.

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

At December 31, 2020 and December 31, 2019, there was no outstanding stock option.

Note 8 - Related Party Transactions

During the years ended December 31, 2020, 2019 and 2018, the Company did not incur any transactions with related parties.

At December 31, 2020 and December 31, 2019, there was no outstanding balance with related parties.

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

Note 10 - Income Tax

The Company was liable for taxes in the United States until it completed its continuation from the State of Nevada, U.S.A. to Anguilla, British West Indies since December 31, 2007. There is no income tax imposed on companies by the government of Anguilla, British West Indies.

EURASIA ENERGY LIMITED
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2020

Note 10 - Income Tax - Continued

For the years ended December 31, 2020, 2019 and 2018, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

For U.S. tax reporting purpose, the Company has available net operating loss carryforwards of approximately $1,359,000 for tax purposes to offset future taxable income which expires commencing 2026 through the year 2030. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforwards is approximately $476,000 at December 31, 2020. The Company has provided a full valuation allowance against the deferred tax asset.

Note 11 – Subsequent Event

On March 31, 2021, the Company cancelled 3,500,000 of its issued common shares at the request of a shareholder with no consideration returned to the shareholder.